MANAGEMENT INFORMATION CIRCULAR Notice of 2022 annual meeting of shareholders March 18, 2022 WHAT’S INSIDE Message form the Chair 2 Notice of our 2022 annual meeting of shareholders 4 Management information circular 5 About voting 6 Business of the meeting 11 About the nominated directors 15 Governance 28 Compensation discussion and analysis 53 Other information 102 PEMBINA

Message from the Chair

Dear Fellow Shareholders,

I am pleased to invite you to the 2022 annual meeting of shareholders of Pembina Pipeline Corporation (Pembina or the company) to be held on Friday, May 6, 2022 at 2:00 p.m. (Mountain time). To mitigate the risks to the health and safety of our communities, shareholders, employees and other stakeholders in light of the COVID-19 pandemic, we are holding a virtual-only meeting. The meeting will be held by live audio webcast. Every shareholder and duly appointed proxyholder, regardless

During another year of global economic and health uncertainties and challenges, Pembina once again proved resilient and disciplined while delivering on its commitments.

of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. Information about how to join, vote, and ask questions at the meeting can be found in this document.

During another year of global economic and health uncertainties and challenges, Pembina once again proved resilient and disciplined while delivering on its commitments. The board of directors of the company (board) continues to provide sound strategic oversight and remains confident that Pembina’s diversified and integrated asset base, low-risk business model and enduring focus on all stakeholders, will allow it to sustain its track record of strong performance and capitalize on longer-term growth opportunities, including contributing to the longer-term transition to a lower carbon economy.

Leadership

In November, Pembina announced a leadership transition with the departure of its President and Chief Executive Officer, Mick Dilger. I want to thank Mick for his service and contribution to Pembina. During his tenure, Pembina accelerated its impressive history of innovation and growth, becoming a truly differentiated, integrated leader in the midstream industry, with a strong core business and is well positioned for the future. I am truly proud to have worked with Mick.

Selecting a CEO is one of the most important tasks a board can undertake. We approached this task thoughtfully, recognizing Pembina’s strong capabilities and future opportunities. Ultimately, the board was pleased to appoint Scott Burrows as Pembina’s new President and Chief Executive Officer.

Scott has a deep understanding of the company and the industry, with 11 years of experience at Pembina and over 18 years in energy. In his roles with Pembina in corporate development and as Chief Financial Officer, Scott has been a key architect of the company’s growth and a strong proponent of financial discipline. He has overseen over $20 billion in successful strategic acquisitions and growth investments that have reshaped Pembina over the last decade.

Scott, along with the rest of Pembina’s senior management team, has been instrumental in defining and executing the strategy that has created what Pembina is today. They have the board’s full support in continuing to advance Pembina’s strategy, driving new initiatives forward and seizing opportunities to enhance value as they present themselves.

Governance and purpose

Pembina is committed to providing responsible energy transportation and midstream services that deliver much needed oil and gas products to market.

Over the past few years, Pembina has actively advanced its overall ESG strategy, including integrating ESG considerations into its long-term business planning, organizational structure and corporate policies and practices, and significantly enhancing its ESG disclosure.

The company has also committed to being in business for all stakeholders: employees, customers, communities, and investors – that is its purpose. Strong stewardship by the board, and high standards of governance and ethics throughout the business, are essential to helping Pembina achieve its purpose and operate the business effectively.

Over the past few years, the board has overseen Pembina as it has actively advanced its overall environmental, social and governance (ESG) strategy, including integrating ESG considerations into its long-term business planning, organizational structure and corporate policies and practices, and significantly enhancing its ESG disclosure.

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In 2021, the board was involved in the following important areas, which you can read more about beginning on page 33 of this circular:

●

We approved Pembina’s commitment to a 30% greenhouse gas (GHG) emission intensity reduction target by 2030, relative to baseline 2019 emissions. The GHG reduction target will help guide business decisions and improve overall emissions intensity performance while increasing Pembina’s long-term value and ensuring Canadian energy is developed and delivered responsibly.

●

We oversaw the creation of two transformational Indigenous-led partnerships, both of which are truly equal partnerships that advance meaningful Indigenous community participation in the development of Canada’s energy industry: Pembina’s partnership with the Haisla Nation to develop the proposed Cedar LNG Project, the largest First Nation-owned infrastructure project in Canada, with one of the cleanest environmental profiles in the world, and Chinook Pathways, a partnership with Western Indigenous Pipeline Group to pursue ownership of the Trans Mountain Pipeline, following completion of construction of the Trans Mountain Expansion project. Pembina was honoured to be invited as a partner on both of these exciting projects.

●

We continued to advance Pembina’s equity, diversity and inclusion (EDI) strategy, including by extending our diversity focus from the board to the company overall through overseeing and approving Pembina’s new employee EDI targets. These targets support the work being done across the organization to advance ESG priorities, including to increase the representation of women and other underrepresented groups at all levels of the organization.

●	We amended the company’s code of ethics to include human rights, adopted new anti-bribery and community relations policies, and updated Pembina’s Indigenous and tribal relations policy.
●	We incorporated ESG performance into Pembina’s annual corporate incentive compensation for all employees.

The board is pleased to see that these efforts are being recognized as Pembina has successfully improved or maintained its ESG scores or rankings from globally recognized agencies including Sustainalytics, MSCI, and ISS.

Looking ahead

The board remains confident in Pembina’s strategy for the long-term. The core tenets of the strategy that has underpinned Pembina’s success remain intact, and Pembina is in an excellent position to continue building on its base business and supporting long-term growth opportunities, while being a leading participant in the energy industry’s evolution to a more sustainable future. Pembina has many exciting opportunities to pursue, and the strength it needs to tackle challenges while continuing to differentiate itself as an industry leader. The board is excited about what lies ahead for the company and the energy industry.

Last year I said I would retire in 2022, but after careful consideration, the board has asked me to continue on as Chair for one more year, to oversee and facilitate the company’s leadership transition. I am honoured to continue working with a board and management team that have such a deep and unwavering commitment to values and ethics, and a company with a long-standing reputation as a reliable and responsible energy services provider. The board continues its focus on succession planning and ensuring the next Chair has the right characteristics to lead the board as Pembina evolves in the coming years.

I want to thank my fellow directors for their ongoing stewardship of Pembina. I also want to acknowledge the strong leadership of our experienced management team and their dedication to creating a leading North American energy company by continuing to execute Pembina’s strategy during a leadership transition. To Pembina’s employees, thank you for your commitment, resilience and hard work over the course of another challenging year.

Finally, thank you to all of our shareholders for your ongoing support. The board is committed to continuing to work diligently on your behalf.

Sincerely,

(signed) “Randall (Randy) Findlay”

Randall (Randy) Findlay

Pembina Pipeline Corporation ● 2022 Management Information Circular	3

Notice of our 2022 annual meeting

of common shareholders

You are invited to our 2022 annual meeting (the meeting) of common shareholders:

When  May 6, 2022

2:00 p.m. (Mountain time)

Where  Virtual-only meeting

live audio webcast online at

https://web.lumiagm.com/431537915

We will cover six items of business – see Business of the meeting in our 2022 management information circular:

1.  Receive our 2021 audited consolidated financial statements and the auditors’ report thereon.

2.  Vote on electing the directors.

3.  Vote on appointing the auditors.

4.  Vote on the continuation of the shareholder rights plan.

5.  Vote on our approach to executive compensation.

6.  Vote on any other business that properly comes before the meeting.

Your vote is important

Our 2022 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2021 audited consolidated financial statements and the auditors’ report if you asked us to (in accordance with applicable corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

To mitigate the risks to the health and safety of our communities, shareholders, employees and other stakeholders in light of the COVID-19 pandemic, we are holding a virtual-only meeting. The meeting will be held by live audio webcast. Every shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. You will find detailed instructions about how to participate in the meeting in this notice and in the management information circular starting on page 6. There are different processes if you are a registered shareholder or a beneficial shareholder. Most of our shareholders are beneficial shareholders, meaning that they hold their shares through a bank, broker or other such institution. Closely follow the applicable instructions in this notice, the management information circular and in your voting information form or form of proxy.

By order of the board,

(signed) “Jason Metcalf”

Jason Metcalf

Deputy General Counsel & Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 18, 2022

Where to get a copy of the 2022 management information circular

If you are a registered common shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

We use the notice and access procedures to deliver meeting materials (this notice and the management information circular) to beneficial holders of our common shares. Notice and access are a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial common shareholder, you can view the management information circular at: www.sedar.com or

https://www.pembina.com/investors/invest or-documents-filings/

If you would like us to mail you a paper copy of the management information circular instead, please contact us:

●  online:        www.pembina.com/lnvestor-

                Centre/Shareholder-information

●  by phone:  1-855-880-7404

●  by email:    investor-relations@pembina.com

We will send it free of charge, but we need your request at least five days before the proxy deposit date listed on the enclosed voting instruction form, and within one year of filing the management information circular on SEDAR.

How to vote

If you are a beneficial common shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 4, 2022 at 2:00 p.m. (Mountain time), or as listed on the attached voting instruction form. You cannot vote by returning this notice. If you want to attend the virtual meeting and vote your shares, you must appoint yourself as a proxyholder.

Send your voting instructions to us:

●  online:            www.proxyvote.com

●  by phone:      1-800-474-7493 (English)

                     1-800-474-7501 (French)                      1-800-454-8683 (United States)

●  by fax:            905-507-7793

●  by mail:          Data Processing Centre

                    PO Box 2800 STN LCD Malton                     Mississauga, Ontario L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

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Management information circular

You have received this document because you owned Pembina shares on March 18, 2022 (the record date) and are entitled to vote at our 2022 annual meeting of common shareholders, which will be held at 2:00 p.m. (Mountain time) on May 6, 2022, or at a reconvened meeting if the meeting is postponed or adjourned. The meeting will be held in a virtual-only format, by live audio webcast. All shareholders and duly appointed proxyholders can participate. You cannot attend the meeting in person.

The full webcast of the meeting will be available on our website after the event, including any questions we receive during the meeting and our answers.

All information in this circular is provided as of March 18, 2022 and all dollar amounts are in Canadian dollars, unless we note otherwise.

You will find financial information about Pembina in our annual audited consolidated financial statements and management’s discussion and analysis of our financial and operating results (MD&A) for the year ended December 31, 2021. Contact us for a copy of these documents. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

In this document
•	meeting means the annual meeting of common shareholders to be held as a virtual-only meeting on May 6, 2022
•	you, your, common shareholders and shareholders mean holders of Pembina shares
•	we, us, our, Pembina and the company mean Pembina Pipeline Corporation and our consolidated subsidiaries
•	common shares, shares and Pembina shares mean common shares in the capital of Pembina
•	circular means this management information circular
•	board means Pembina’s board of directors
Our principal corporate and registered office Pembina Pipeline Corporation 4000, 585 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 T. 403-231-7500 F. 403-237-0254

This circular contains forward-looking statements that are based on our current expectations, estimates, projections and assumptions in light of our experience and perception of historic trends. These forward-looking statements include statements about succession plans, our compensation programs, expected financial performance, ESG strategy and related targets, corporate strategy, operations and projects. Forward-looking statements involve known and unknown risks and actual results may differ materially from those expressed or implied by these forward-looking statements. Please see Forward-Looking Statements & Information in the MD&A for more information about the assumptions and risks involved in making the forward-looking statements. These forward-looking statements are made only as of the date of this circular. Pembina does not undertake any obligation to publicly update or revise the forward-looking statements contained in this document, except as required by law.

In this circular, we also use certain financial measures and ratios that are not defined by generally accepted accounting practices (GAAP). Please see About non-GAAP

2021 awards and achievements
•	2021 Canada’s Top 100 Employers
•	2021 Alberta’s Top 70 Employers
•	Awarded with the Disability Employment Awareness Month (DEAM) Award
•	$5.4 million invested in our communities through charitable contributions, including a flagship partnership with Breakfast Club of Canada
•	$1.9 million invested in Indigenous community investments across our operating areas.
•	$3.2 million for United Way and other charitable organizations across our organization through employee donations and company matching measures on page 102 for more information about these measures and why they are used.

Pembina Pipeline Corporation ● 2022 Management Information Circular	5

About voting

Who can vote?

You can vote at our annual meeting of common shareholders if you held our common shares at the close of business on the record date of March 18, 2022, even if you sold your common shares after this date.

You are not allowed to vote at the meeting if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting and provide adequate evidence that you own the shares.

Common shares

We are authorized to issue an unlimited number of common shares. As at March 17, 2022, we had 552,007,278 common shares issued and outstanding. Our common shares are listed and trade on the Toronto Stock Exchange (TSX) (TSX: PPL) and the New York Stock Exchange (NYSE) (NYSE: PBA).

Quorum

According to our articles and by-laws, at least two persons holding or representing at least 25% of our outstanding common shares must be present for the annual meeting to take place, or the meeting will be adjourned to a set time and place and no business will be transacted until the adjourned meeting.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

To the best of the knowledge of the company’s directors and officers, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of our common shares.

Proxy solicitation

Where to go with questions

If you have any questions about the meeting or need help voting your shares, please contact our investor relations group at:

• 1-855-880-7404

• investor-relations@pembina.com

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by mail, by telephone or by personal interview. This year, Kingsdale Advisors is providing governance, strategic shareholder advisory services to the company and may also provide proxy solicitation services in connection with the meeting. We have paid them approximately $45,000 for this work and we may also pay them customary fees for contacting shareholders in connection with voting at the meeting. Pembina pays all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy.

About the virtual meeting

To continue to mitigate the risks to the health and safety of our communities, shareholders, employees and other stakeholders in light of the COVID-19 pandemic, we are holding a virtual-only meeting this year as a live audio webcast. Every shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. You cannot attend the meeting in person. The full webcast will be available on our website after the event, including any questions we receive from shareholders and their answers.

Attending as a guest

All shareholders can attend the meeting as a guest by logging in online at https://web.lumiagm.com/431537915, selecting “I am a guest” and completing the required form. If you attend the meeting as a guest, you will not be permitted to vote during the meeting. Guests can, however, ask questions after the formal part of the meeting is over, during the live question and answer session.

Asking questions at the virtual meeting

Questions may be submitted at any time through the chat thread on the live webcast; however, during the formal part of the meeting, only questions from registered shareholders and duly appointed proxyholders that relate to the business of the meeting will be addressed.

Pembina will host a live question and answer session after the meeting, where we will answer other questions submitted during the meeting. Registered shareholders, duly appointed proxyholders (including beneficial shareholders that have duly appointed themselves as proxyholders) and guests can submit questions during the live question and answer session.

Pembina Pipeline Corporation ● 2022 Management Information Circular	6

To make sure we can answer as many questions as possible, please keep your questions brief and concise, and make each question addresses only one topic. If there are questions from several shareholders or proxyholders on the same topic or that are otherwise related, we may group, summarize and answer them together. While all shareholder questions are welcome, we do not intend to address questions that are not related to the business of the meeting or Pembina’s operations, are repetitive or have been asked by another shareholder, are personal in nature or in furtherance of a shareholder’s personal or business interest, are related to material non-public information, are considered derogatory or otherwise offensive or are out of order or otherwise not appropriate.

To ensure the meeting is conducted in a way that is fair to all shareholders, the chair of the meeting may exercise discretion in responding to questions, including the order the questions are answered in, the grouping or editing of questions and the amount of time devoted to any question.

Technical difficulties

If you participate in the virtual meeting, it is important that you stay connected to the internet at all times during the meeting in order to vote. It is your responsibility to ensure connectivity for the duration of the virtual meeting. You should allow ample time to log into the virtual meeting and complete the above procedure.

All meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. Please do not use Internet Explorer. We recommend that you log in at least 30-60 minutes before the meeting starts as this will allow you to check compatibility and complete the related procedures required to log in to the meeting.

Caution: Internal network security protocols including firewalls and virtual private network (VPN) connections may block your access to the meeting. If you are experiencing any difficulty connecting to or watching the meeting, ensure your VPN setting is disabled or use a computer or other device on a network that is not restricted by any particular security settings.

If you have any questions about the virtual meeting portal or requiring assistance accessing the meeting website, please go to https://www.lumiglobal.com/faq for information.

How to vote

You can vote your shares by proxy (by appointing someone – a proxyholder – to represent you), or by attending the virtual meeting and voting. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder.

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, such as a bank, trust company, securities broker, trustee or other institution. The majority of our shares are held by beneficial shareholders. Beneficial shareholders can vote their shares during the virtual meeting, or by proxy before the meeting:

Vote during the virtual meeting:

Before the meeting:

1.

Appoint yourself as the duly appointed proxyholder by printing your own name in the blank space provided for the proxyholder on the proxy or voting instruction form. Then return the form in the envelope provided (or by following the instruction on the form). Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

2.

Register online with Computershare Trust Company of Canada (Computershare) online by going to www.computershare.com/pembina before 2:00 p.m. (Mountain time) on May 4, 2022 and input your name and contact information.

Computershare will email you a username. You will need it to log in to the meeting and vote. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting:

1.

Log in online at https://web.lumiagm.com/431537915. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.
3.	Enter the password (case sensitive): pembina2022
4.	Complete the ballot online during the meeting.

Pembina Pipeline Corporation ● 2022 Management Information Circular	7

Beneficial shareholders who have not appointed themselves as proxyholder will not be able to vote online during the virtual meeting but will be able to participate as a guest.

Vote by proxy before the meeting by following the instructions on your proxy or voting instruction form

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the voting instruction form and send your voting instructions to your nominee. You likely have an earlier deadline for returning your voting instruction form to your nominee, so be sure to send the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Pembina before the proxy cut-off time.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (Broadridge). Broad ridge usually mails a scanable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broad ridge’s dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting. Kingsdale Advisors may contact beneficial shareholders to help you vote your shares directly over the phone, using the Broadridge QuickVote™ service, if available.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

We use Broad ridge to send proxy-related materials to non-objecting beneficial owners of our shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our shares.

Beneficial shareholders located in the United States

If you are a beneficial shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial located in the United States that wish to vote at the meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received before 2:00 p.m. (Mountain time) on May 4, 2022. You will receive a confirmation of your registration by email once Computershare receives your registration materials.

Registered shareholders

You are a registered shareholder if you hold your shares in certificate form through the Direct Registration System. Registered holders can vote their shares during the virtual meeting, or by proxy before the meeting.

Vote during the virtual meeting

On the day of the meeting:

1.

Log in online at https://web.lumiagm.com/431537915. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet during the meeting.

2.	Select “I have a Control Number/Username” and enter your 15-digit control number (this is your username and you will find it on the bottom left corner of the first page of the enclosed proxy form).
3.	Enter the password (case sensitive): pembina2022
4.	Complete the ballot online during the meeting.

Vote by proxy before the meeting in one of the following three ways

1.

Online: Go to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the voting website;

2.

By phone: Call 1-866-732-VOTE (8683) toll-free and follow the instructions. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the telephone voting system; or

3.	By mail: Complete the enclosed proxy form, sign and date it and return it in the enclosed envelope.

Pembina Pipeline Corporation ● 2022 Management Information Circular	8

Computershare is our transfer agent. Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays). The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at his or her discretion.

About your proxyholder

The officers named on the proxy form and voting instruction form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting. If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of the date of this circular, we do not anticipate any changes to the items of business or other matters to be brought before the meeting.

Choosing someone else to be your proxyholder

You have the right to appoint someone else to be your proxyholder and act on your behalf at the virtual meeting. The person you appoint does not have to be a Pembina shareholder. Make sure this person knows he or she has been appointed to attend the virtual meeting and vote on your behalf. Your proxyholder must vote (or withhold from voting) your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, your proxyholder has the discretion to vote as they see fit.

To nominate someone other than the officers named in the form as your proxyholder:

1.

Appoint your proxyholder as a duly appointed proxyholder by printing his or her name in the blank space provided on your proxy or voting instruction form. Then return the form in the envelope provided (or by following the instructions on the form).

2.	Register your proxyholder online with Computershare by going to www.computershare.com/pembina before 2:00 p.m. (Mountain time) on May 4, 2022 and inputting their name and contact information.

Computershare will email your proxyholder a username, which they will need to log in to the meeting and vote. Without a username, your proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting, your proxyholder will:

1.

Log in online at https://web.lumiagm.com/431537915. We recommend visiting the site before the meeting starts to make sure it works on the computer or device the proxyholder is using. Your proxyholder must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.
3.	Enter the password (case sensitive): pembina2022
4.	Complete the ballot online during the meeting.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by:

•	voting again at the meeting;
•	voting again by internet, telephone or fax before 4:30 p.m. (Mountain time) on the last business day before the meeting;
•

delivering a revocation notice in writing executed by the registered shareholder or by an authorized officer or attorney (duly authorized in writing) to: (i) our head office before 4:30 p.m. (Mountain time) on the last business day before the meeting; or (ii) with the chair of the meeting prior to the start time of the meeting; or

•	in any other manner permitted by law.

If you are a beneficial shareholder, you can revoke voting instructions you previously submitted by contacting your nominee.

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Shareholder proposals

If you want to present a shareholder proposal at our 2023 annual meeting, you must submit it by February 6, 2023 to be considered for inclusion in next year’s management information circular.

Send your shareholder proposals to:

Corporate Secretary

Pembina Pipeline Corporation

4000, 585-8 Avenue SW

Calgary, AB T2P 1G1

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Business of the meeting

Our 2022 annual meeting of common shareholders will cover the six items of business listed below.

1. Receive our 2021 audited consolidated financial statements and auditors’ report

You have received our audited consolidated financial statements for the year ended December 31, 2021 and the auditors’ report thereon, which are included in our 2021 annual report, if you requested a copy. Copies are available on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2. Elect the directors

Our articles state that the board must have between five and 13 directors. In accordance with our by-laws, the board has fixed the number of directors to be elected at the meeting at 12.

The following 12 directors are nominated for election to the board:

• Randall J. Findlay (chair)         •  Maureen E. Howe

• Anne-Marie N. Ainsworth         •  Gordon J. Kerr

• J. Scott Burrows                       •  David M.B. LeGresley

• Cynthia Carroll                         •  Leslie A ..O’ Donoghue

• Ana Dutra                                 •  Bruce D. Rubin

• Robert G. Gwin                        •  Henry W. Sykes

11 of the nominated directors currently serve on our board, while Ms. Dutra is being nominated for the first time. Turn to the director profiles starting on page 15 for detailed information about each director.

Directors will serve until the next annual meeting of common shareholders, or until their successors are elected or appointed.

The proxy form allows you to vote for all the nominated directors, vote for some of them and withhold your vote for others, or withhold your vote for all of them. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for all our nominated directors.

Our policy on majority voting

Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

The governance, nominating and corporate social responsibility committee will consider the resignation and recommend to the board the action to be taken. The director who resigned does not participate in these discussions.

The board will consider the committee’s recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. The resignation will be effective when it is accepted by the board. The board will announce its decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting.

Our majority voting policy does not apply if a director election is contested.

3. Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG), Chartered Professional Accountants, be appointed as auditors and serve until the next annual meeting of common shareholders. The audit committee will recommend KPMG’s compensation to the board for its review and approval.

KPMG have been Pembina’s auditors since September 1997. Pembina’s audit committee and management conduct a comprehensive review of the external auditor at least every five years. A comprehensive review was last completed in 2020 for the five-year period from 2015 to 2019. The results of this review supported the continuation of the audit engagement. The following table shows the fees paid or payable to KPMG for the fiscal years ended December 31, 2020 and 2021.

Pembina Pipeline Corporation ● 2022 Management Information Circular	11

Fee category	2020 ($)	2021 ($)

Audit fees

Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings or engagements.

• 2021 fees also include expenses for: the short form base shelf prospectus related to the offer and issue from time to time of common shares, preferred shares, warrants, debt securities, subscriptions receipts and units, the short form base shelf prospectus related to the offer and issue from time to time of medium-term notes, pricing supplements in relation to the sale and issue of medium-term notes, series 17 and series 18 in December 2021 and the restatement of Pembina’s financial statements, MD&A and annual information form for the year ended December 31, 2020.

• 2020 fees also include expenses for: pricing supplements related to the issue and sale of the medium-term notes, series 7 and series 16 in May 2020, the short form base shelf prospectus related to the offer and issue from time to time of debt securities and Class A preferred shares and prospectus supplements relating to the issue and sale of 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1 in January 2021.

	2,197,500	2,724,500
Audit-related fees Fees for assurance and related services, including French translations in connection with statutory and regulatory filings, reasonably related to the performance of the audit or review of Pembina’s financial statements and not reported under Audit fees above. • In 2021, these fees included audit fees for the pension plan and Younger facility pension plan audits of $25,000 and $18,000, respectively. • In 2020, these fees included audit fees for the pension plan and Younger facility pension plan audits of $30,000 and $30,000, respectively.	128,500	119,000
Tax fees Fees for non-audit tax services provided by KPMG’s tax division, including $2,850 (2020: $2,700) for tax compliance and $47,650 (2020: $92,300) for tax advice and tax planning. Fees in both years also include tax consultation and compliance fees for preparing and filing tax returns for our subsidiaries.	95,000	120,305
All other fees Fees for other products and services provided by the auditors not described above, which included fees related to advice and assistance with assurance and advisory services over GHG emissions and ESG sustainability reporting.	31,750	199,250
Total fees	2,452,750	3,163,055

The board recommends you vote for appointing KPMG as our auditors until the close of our next annual meeting of common shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the appointment of KPMG as our auditors.

4. Approve our shareholder rights plan

You will vote on continuing our shareholder rights plan agreement.

As described in more detail below, our shareholder rights plan (rights plan) is designed to make sure shareholders are treated fairly if there is a takeover bid for a controlling position of the company by a shareholder or a group of shareholders acting together. The purpose of the rights plan is to give the board more time to find an alternative value enhancing transaction and to ensure the equal treatment of all shareholders.

See Appendix A for a summary of our rights plan. You can also find the full text of our rights plan on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Background

When we converted from an income trust to a corporation on October 1, 2010, we adopted a rights plan in the form of a shareholder rights plan agreement with Computershare as rights agent.

Unitholders of Pembina Pipeline Income Fund approved the rights plan when they approved the corporate conversion on May 7, 2010, and it became effective October 1, 2010. Our rights plan must be approved by shareholders every three years. Shareholders last approved the rights plan on May 3, 2019, which means the rights plan will expire at the end of this year’s meeting unless shareholders ratify its continuance.

Pembina Pipeline Corporation ● 2022 Management Information Circular	12

On February 24, 2022, the board unanimously determined that it was appropriate and in the best interests of shareholders that the rights plan be approved to continue for another three years.

At the meeting, common shareholders will vote on ratifying the continuance of the rights plan for another three-year period.

Why we have a shareholder rights plan

Takeover bids can be discriminatory. Exemptions to takeover bid legislation can allow a shareholder (or shareholders) to gain control of a company without making a formal takeover bid to all of the shareholders (for example, through transactions outside Canada, by making private agreements with a small group of shareholders or by slowly accumulating shares over time through stock exchange trading). This could result in a shareholder or group of shareholders acquiring control without paying fair value to all shareholders (this is sometimes called a creeping bid).

Our rights plan is designed to discourage this kind of takeover bid. When there is a takeover bid that is not a permitted bid (as described below), our rights plan gives shareholders contingent rights to acquire common shares at a significant discount to the prevailing market price. In certain circumstances, these rights become exercisable by all shareholders except the offeror in a takeover bid (and its associates, affiliates and joint actors), with the potential to significantly dilute the value of the offeror’s shares.

The rights plan does not prevent or discourage takeover bids but rather it addresses the concerns noted above by requiring offerors to:

•

make permitted bids under the rights plan, which give shareholders an opportunity to participate in the transaction – a permitted bid meets specific conditions, including that it must be made to all shareholders and remain open for acceptance for at least 105 days or the minimum period that a formal take-over bid is required to remain open for in the relevant circumstances under Canadian law, if less than 105 days; or

•	negotiate an offer directly with the board, giving the board the opportunity to bargain for terms it believes will be in the best interests of shareholders.

If the offeror does not take either of these approaches, they could trigger the dilution provisions in our rights plan, which are described above.

Management has reviewed the terms of our rights plan and confirmed that they continue to comply with current Canadian securities laws and to conform in all material respects to the shareholder rights plans of other public corporations in Canada.

We may amend the rights plan before shareholders approve it based on comments we may receive from regulatory authorities, or as any of our executive officers or directors consider necessary.

Resolution

Common shareholders will be asked to consider and, if deemed advisable, approve the following binding resolution:

RESOLVED, as an ordinary resolution, that:

1.

the shareholder rights plan of Pembina Pipeline Corporation (Pembina) be continued and the amended and restated shareholder rights plan agreement made as of May 12, 2016 between Pembina and Computershare Trust Company of Canada, as rights agent, which amended and restated the shareholder rights plan agreement dated effective October 1, 2010, as amended and restated May 10, 2013, and continued the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2.

any one director or officer of Pembina is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as such director or officer may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Pembina Pipeline Corporation ● 2022 Management Information Circular	13

To be approved, this resolution must be passed by at least 50 percent plus one of the votes cast by:

•

the independent shareholders (as defined in the rights plan, but generally meaning any shareholder other than an acquiring person as defined in the rights plan, or a person making a takeover bid for Pembina and their associates and affiliates); and

•	all common shareholders present in person or by proxy at the meeting.

This resolution is not in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid, and is not intended as a means to prevent a takeover of Pembina, as a strategy to retain management or the board, or to deter fair offers for Pembina shares.

We are not aware of any shareholder whose votes would not be eligible to be counted for this resolution, or of any shareholders who would not qualify as independent shareholders.

The board recommends common shareholders vote for this ordinary resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the ordinary resolution authorizing the continuation of our rights plan.

5. Vote on our approach to executive compensation

You will vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is ‘pay for performance’. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 66 of this circular.

Say on pay votes In 2021, our executive compensation approach was supported by 93.75% of shareholder votes for our say on pay resolution.

The board gives common shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation. If a significant number of shareholders oppose the “say on pay” resolution, the board will consult with shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind.

You will be asked to consider and, if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the common shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina’s management information circular delivered in advance of the 2022 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for our approach to executive compensation as described in this circular.

6. Other business

You will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

Pembina Pipeline Corporation ● 2022 Management Information Circular	14

About the nominated directors

To ensure strong stewardship, the board needs to operate independently, have a prudent mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse backgrounds and opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making. We believe this year’s group of 12 nominated directors meets all of these requirements.

The profiles on the following pages tell you about each nominated director’s background and experience, independence, meeting attendance, share ownership, other public company boards they serve on and voting results from our 2021 annual meeting (as applicable). All director information is provided as of March 18, 2022, unless indicated otherwise. Each of the nominated directors is willing and able to serve on the board until the next annual meeting of common shareholders.

All of the nominated directors are independent except Mr. Burrows, who is our President and Chief Executive Officer (CEO). The board has reviewed the independence and qualifications of the non-management directors and has recommended their nomination.

An overview of the nominated directors

Pembina Pipeline Corporation ● 2022 Management Information Circular	15

Chair Director since March 2007 Calgary, Alberta Canada

Randall J. Findlay (71) | Independent[3]

2021 voting results: 97.22% for, 2.78% withheld

Mr. Findlay was the President of Provident Energy Trust (Provident) from 2001 until his retirement in 2006. He was a director of Provident from 2001 to 2012. Before that he held various executive positions in the oil and gas industry over 30 years, including senior positions at NOVA Corporation and TransCanada Pipelines Limited.

Mr. Findlay has been a director of over 15 public and private companies. He has also chaired the board of a number of not-for-profit organizations and campaigns. He is the past chair of the Alberta Children’s Hospital Foundation and the current chair of the Alberta Children’s Hospital Research Institute Strategic Advisory Board.

Mr. Findlay is a professional engineer and has a Bachelor of Applied Science in chemical engineering from the University of British Columbia. He is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

	Board and committee membership and attendance
	Board of directors (chair)	14 of 14 meetings	100%

	Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

	Other public company boards and committee memberships [1]

Superior Plus Corp. | TSX	Governance and nominating; audit

 1 Mr. Findlay was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until May 13, 2015. Spyglass Resources Corp., an intermediate oil and gas exploration and production company, was placed into receivership by a syndicate of its lenders on November 26, 2015.

Securities held as of March 18, 2022
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
138,321	37,178	$8,022,063	yes

[2] Based on $45.71, the closing price of our common shares on the TSX on March 18, 2022. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information).

[3]

Directors ordinarily retire from our board and do not stand for re-election once they have turned 72. Mr. Findlay will turn 72 between the date of mailing the circular and the meeting date. After careful consideration, the board has determined, following a recommendation by the governance, nominating and corporate social responsibility committee, that it is in the best interests of the company for Mr. Findlay to remain on the board for one more year, as chair, to provide assistance and guidance to the board in overseeing the leadership transition and has asked him to stand for re-election at the meeting – see page 41.

Pembina Pipeline Corporation ● 2022 Management Information Circular	16

Director since October 2014 Houston, Texas U.S.

Anne-Marie N. Ainsworth (65) | Independent

2021 voting results: 90.61% for, 9.39% withheld

Ms. Ainsworth served as President and Chief Executive Officer of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014. She is currently on the boards of Kirby Corporation, HollyFrontier Corporation and Archrock, Inc. Ms. Ainsworth has extensive experience in the oil industry and has held several senior management positions throughout her career.

Ms. Ainsworth was Senior Vice President of Refining at Sunoco Inc. (2009 to 2012) and previously was the General Manager of the Motiva Enterprises, LLC (Motiva) refinery in Norco, Louisiana (2006 to 2009). Before she joined Motiva, Ms. Ainsworth was director of process safety management systems and business improvement leader at Shell Oil Products U.S. (2003 to 2006) and Vice President of Technical Assurance at Shell Deer Park Refining Company (2000 to 2003).

Ms. Ainsworth graduated cum laude from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she also served as an adjunct professor (2000 to 2009). She is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Board and committee membership and attendance

Board of directors	14 of 14 meetings	100%

Human resources, health and compensation committee	4 of 4 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships
Archrock, Inc. | NYSE	Governance and nominating (chair); audit
HollyFrontier Corporation | NYSE	Health, safety and environment (chair);finance
Kirby Corporation | NYSE	Audit; nominating and corporate governance

Securities held as of March 18, 2022
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
23,830	25,214	$2,243,151	yes

[1]  Based on US$36.21, the closing price of our common shares on the NYSE on March 17, 2022 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.2639 as at March 17, 2022. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information) and their value is based on $45.71, the closing price of our common shares on the TSX on March 17, 2022.

Pembina Pipeline Corporation ● 2022 Management Information Circular	17

Director since February 2022 Calgary, Alberta Canada

Scott Burrows (42) | Non-independent
2021 voting results: n/a

Mr. Burrows was appointed President and Chief Executive Officer in February 2022. Mr. Burrows is responsible to all Pembina stakeholders for delivering on Pembina’s overall purpose: to be the leader in delivering integrated infrastructure solutions connecting global markets.

Prior to his current role, Mr. Burrows was named interim President and Chief Executive Officer in November 2021. Prior thereto, he served as Senior Vice President and Chief Financial Officer, where he oversaw Pembina’s financial, treasury, accounting, tax, risk, investor relations, capital markets, corporate development and planning functions. In his prior role, he was a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a conservative balance sheet.

Mr. Burrows joined Pembina in November 2010 and held various leadership positions until January 1, 2015, when he was appointed Vice President, Finance and Chief Financial Officer. On July 1, 2017, he was appointed Senior Vice President and Chief Financial Officer and held that position until he was appointed interim President and Chief Executive Officer in November 2021.

Before joining Pembina, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Burrows has a Bachelor of Commerce from the University of British Columbia, is a CFA Charterholder and was named one of Canada’s top 40 under 40. Mr. Burrows also sits on the Board of Rundle College Society.

Board and committee membership and attendance
	Board of directors	n/a n/a
Other public company boards and committee memberships
None

Securities held as of March 18, 2022
Common shares	Restricted and performance share units	Total value[1]	Meets share ownership guidelines (including 50% common shares) [2]
20,022	259,080	$12,757,745	On track[3]

[1]  Based on $45.71, the closing price of our common shares on the TSX on March 17, 2022. Mr. Burrows is not entitled to deferred share units issued under our deferred share unit plan. Restricted and performance share units include units issued under our share unit plan and units accrued as dividend equivalents (see Executive compensation on page 66 for more information).

[2]  Not including the value of PSUs.

[3]  Mr.  Burrows has five years from the date of his appointment on February 22, 2022 to meet the share ownership guidelines.

Pembina Pipeline Corporation ● 2022 Management Information Circular	18

Director since May 2020 Naples, Florida U.S.

Cynthia Carroll (65) | Independent

2021 voting results: 98.11% for, 1.89% withheld

Ms. Carroll began her career as an exploration geologist at Amoco Production Company in Denver, Colorado before joining Alcan Aluminum Corporation (Alcan). She held various executive roles at Alcan including President of Bauxite, Alumina and Specialty Chemicals and Chief Executive Officer of the Primary Metal Group, Alcan’s core business. From 2007 to 2013, Ms. Carroll served as the Chief Executive Officer of Anglo American plc, which was, at the time, one of the largest and most diversified mining companies in the world.

Ms. Carroll is currently a non-executive director of Hitachi Ltd., Baker Hughes Company, Glencore plc and of Prince International Corporation, a subsidiary of American Securities LLC, where she sits on the Advisory Board. She previously chaired the boards of Anglo American Platinum Ltd., De Beers Société Anonyme, Vedanta Resources Holdings Ltd., and the World Economic Forum, Mining and Metals Industry group. She has also served on the boards of BP, the International Council on Mining and Metals, the International Aluminum Institute, The American Aluminum Association, Sara Lee Corporation and Century Aluminum Company.

Ms. Carroll holds a bachelor’s degree in Geology from Skidmore College, a Master of Science degree in Geology from the University of Kansas, and a Master of Business Administration from Harvard University. She was awarded an Honorary Doctorate of Science from the University of Exeter, Honorary Doctorate of Laws from Skidmore College and an Honorary Doctorate of Economics from the University of Limerick. She is a fellow of the Royal Academy of Engineers and a Fellow of the Institute of Materials, Minerals and Mining. Ms. Carroll is a member of the Institute of Corporate Directors.

	Board and committee membership and attendance
	Board of directors	14 of 14 meetings	100%

	Human resources, health and compensation committee	4 of 4 meetings	100%

	Safety, environment and operational excellence committee (chair)	5 of 5 meeting	100%

Other public company boards and committee memberships
Baker Hughes Company | NYSE	Audit; compensation

Hitachi Ltd. | TYO	Nominations

Glencore plc | LON	Remuneration (chair); nomination; safety, environment and communities

Securities held as of March 18, 2022

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
-	4,871	$222,647	On track[2]

[1]  Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information) and their value is based on $45.71, the closing price of our common shares on the TSX on March 17, 2022.

[2] Ms. Carroll has five years from the date of her appointment on May 8, 2020 to meet the share ownership guidelines.

Pembina Pipeline Corporation ● 2022 Management Information Circular	19

Director nominee Chicago, Illinois U.S.

Ana Dutra (57) | Independent

2021 voting results: N/A

Ms. Dutra is an experienced corporate director and executive with over 30 years of global experience in profit and loss management, technology, business growth and C-Level business advisory. She has held various executive positions and board memberships with a number of public and private corporations across numerous industries, including fin-tech, renewable energy, banking, and healthcare. She has expertise in many areas, including ESG, mergers and acquisitions, technology, executive compensation and corporate governance. Most recently, Ms. Dutra was the President and Chief Executive Officer of The Executives’ Club of Chicago (2014 – 2018) and was previously the Proxy Officer and Chief Executive Officer of Korn Ferry Consulting (2008 – 2013). In her role as Global Senior Managing Partner at Accenture, she oversaw the creation and growth of Accenture’s organization strategy consulting business line, including the innovation, mergers and acquisitions and culture transformation practices.

Ms. Dutra is currently a non-executive director of CME Group, First Internet Bankcorp, Amyris Inc., Carparts, Inc., and the M. Holland Company (a private corporation).

Ms. Dutra has a Bachelor in Economics from the Universidade Federal do Rio de Janeiro, a Juris Doctor from the Universidade do Estado do Rio de Janeiro and a Master in Economics from Pontificia Universidade Catolica do Rio de Janeiro. In addition, Ms. Dutra also holds a Master of Business Administration from Kellogg School of Management at Northwestern University, where she continues to serve as a lecturer in the areas of strategy and innovation, leadership development and globalization.

Board and committee membership and attendance

n/a

Other public company boards and committee memberships[1]
CME Group Inc. | Nasdaq	Compensation; risk; market regulation oversight; diversity
First Internet Bankcorp | Nasdaq	Audit; nominating and governance
Amyris, Inc. | Nasdaq
Carparts, Inc. | Nasdaq
1 If elected, Ms. Dutra will have until the end of 2022 to meet the recommended number of outside directorships under our governance guidelines – see page 44 for details.

Securities held as of March 18, 2022
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
-	-	-	n/a3

[2]  Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information).

3  If elected, Ms. Dutra will have five years from the date of her election to meet the share ownership guidelines.

Pembina Pipeline Corporation ● 2022 Management Information Circular	20

Director since May 2020 Houston, Texas U.S.

Robert G. Gwin (58) | Independent

2021 voting results: 98.72% for, 1.28% withheld

Mr. Gwin was President of Anadarko Petroleum Corporation (Anadarko), one of the world’s largest independent oil and natural gas exploration and production companies, until its acquisition by Occidental Petroleum Corporation in late 2019. He previously was Executive Vice President, Finance and Chief Financial Officer of Anadarko from 2009 to 2018. Mr. Gwin joined Anadarko in 2006 and was a member of Anadarko’s executive committee since 2008. Concurrently, he also served as Chairman of the Board of Western Gas Partners, LP (WES), a large U.S. oil and natural gas midstream company, from 2010 to 2018, and previously as WES’s President and CEO from 2007 to 2010.

Earlier in his career, Mr. Gwin held various positions in corporate finance and executive management.

Mr. Gwin currently is also on the board of directors of Crescent Energy Company.

Mr. Gwin served as a director of WES from 2007 to 2019, as a director of LyondellBasell Industries, N.V. from 2011 to 2018, including serving as its Chairman from 2013 to 2018, and as a director of Enable Midstream Partners, LP from 2020 through 2021, including serving as its Chairman. He has also served as a director of several non-public entities throughout his career. He holds a Bachelor of Science degree from the University of Southern California and a Master of Business Administration degree from the Fuqua School of Business at Duke University. He also earned the Chartered Financial Analyst (CFA) designation from the CFA Institute. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	14 of 14 meetings	100%

Human resources, health and compensation committee	4 of 4 meetings	100%

Governance, nominating and corporate social responsibility committee (chair)	4 of 4 meetings	100%

Other public company boards and committee memberships
Crescent Energy Company | NYSE -

Securities held as of March 18, 2022
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
-	4,871	$222,647	On track[2]

[1]Deferred share units include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information) and their value is based on $45.71, the closing price of our common shares on the TSX on March 17, 2022.

[2] Mr.  Gwin has five years from the date of his appointment to the board on May 8, 2020 to meet the guidelines.

Pembina Pipeline Corporation ● 2022 Management Information Circular	21

Director since October 2017 Vancouver, British Columbia Canada

Maureen E. Howe (64) | Independent

2021 voting results: 99.07% for, 0.93% withheld

Ms. Howe was a Research Analyst and Managing Director at RBC Capital Markets in equity research from 1996 until 2008. She specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held various positions in the area of capital markets, including investment banking, portfolio management, and corporate finance.

Ms. Howe is a director of Methanex Corporation and Freehold Royalties Ltd. She is also the Chairperson of the University of British Columbia Phillips, Hager & North Centre for Financial Research.

Ms. Howe has a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. She is a member of the Institute of Corporate Directors.

Board and committee membership and attendance

Board of directors	14 of 14 meetings	100%

Audit committee (chair)	6 of 6 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships
Methanex Corporation | TSX, NASDAQ Governance (chair); audit
Freehold Royalties Ltd. | TSX Audit

Securities held as of March 18, 2022
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
25,000	13,048	$1,739,190	yes

[1]  Based on $45.71, the closing price of our common shares on the TSX on March 17, 2022. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information).

Pembina Pipeline Corporation ● 2022 Management Information Circular	22

Director since January 2015 Calgary, Alberta Canada

Gordon J. Kerr (68) | Independent

2021 voting results: 98.11% for, 1.89% withheld

Mr. Kerr was President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company) from May 2001 until July 2013. He is a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., a past member of the Canadian Council of Chief Executives and of the Management Advisory Council of the Haskayne School of Business at the University of Calgary.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

He has a Bachelor of Commerce from the University of Calgary. Mr. Kerr received his Chartered Accountant designation in 1979 and is a fellow of the Institute of Chartered Accountants of Alberta. Mr. Kerr is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation and is a member of the executive of the Calgary Chapter of the Institute of Corporate Directors.

Board and committee membership and attendance

Board of directors	14 of 14 meetings	100%

Audit committee	6 of 6 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]
None

[1] Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies’ Creditors Arrangement Act (Canada) in 2015. On February 1, 2016, the proceedings were conditionally discharged.

Securities held as of March 18, 2022

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
10,400	37,851	$2,205,563	yes

Class A preferred shares
Series 7	6,000

[2] Based on $45.71, the closing price of our common shares on the TSX on March 17, 2022. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information).

Pembina Pipeline Corporation ● 2022 Management Information Circular	23

Director since August 2010 Toronto, Ontario Canada

David M.B. LeGresley (63) | Independent

2021 voting results: 98.45% for, 1.55% withheld

Mr. LeGresley is an experienced Canadian corporate director having served on a number of public and private boards, both large and small cap since 2008. He has extensive experience in the financial services industry, including as a senior executive at National Bank Financial for 12 years, in several roles, including Head of Corporate and Investment Banking, and most recently Vice Chair. Before that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

Mr. LeGresley currently chairs the board of directors of Equitable Group Inc. (and subsidiary Equitable Bank Inc.).

He received a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Board and committee membership and attendance

Board of directors	14 of 14 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Human resources, health and compensation committee	4 of 4 meetings	100%

Other public company boards and committee memberships
Equitable Group Inc. | TSX Board chair

Securities held as of March 18, 2022
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
59,789	40,697	$4,593,237	yes

[1]  Based on $45.71, the closing price of our common shares on the TSX on March 17, 2022. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information).

Pembina Pipeline Corporation ● 2022 Management Information Circular	24

Director since December 2008 Calgary, Alberta Canada

Leslie A. O’Donoghue (59) | Independent

2021 voting results: 98.82% for, 1.18% withheld

Ms. O’Donoghue spent over 20 years at Nutrien Ltd. and predecessor Agrium Inc. in various executive leadership roles. Her most recent position was Executive Vice President & Chief Strategy & Corporate Development Officer and Executive Advisor to the CEO. While at Agrium Inc., Ms. O’Donoghue held a number of roles including, Executive Vice President, Corporate Development & Strategy & Chief Risk Officer, Executive Vice President, Operations and Chief Legal Officer. Ms. O’Donoghue currently sits on the board of directors of Methanex Corporation and Richardson International Limited (a private company).

Before joining Agrium Inc. in 1999, Ms. O’Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP.

She has a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. She was admitted to the Alberta Bar in 1989. Ms. O’Donoghue is a member of the Institute of Corporate Directors.

Board and committee membership and attendance

Board of directors	14 of 14 meetings	100%

Audit committee	6 of 6 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships

Methanex Corporation | TSX, NASDAQ Audit; responsible care

Securities held as of March 18, 2022
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
35,588	41,305	$3,514,794	yes

[1]  Based on $45.71, the closing price of our common shares on the TSX on March 17, 2022. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information).

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Director since May 2017 Swarthmore, Pennsylvania U.S.

Bruce D. Rubin (65) | Independent

2021 voting results: 99.75% for, 0.25% withheld

Mr. Rubin has over 40 years of experience, including various executive and advisory positions and board memberships in the energy, refining and petrochemical sectors. He was CEO of Sunoco Chemicals Inc. (Sunoco Chemicals) and a Senior Vice President of Sunoco Inc. (2008 to 2010) and held various other executive positions during a 32-year career with that company. Mr. Rubin was the first CEO of Braskem America, Inc. (Braskem America), and he served with Braskem America in an executive capacity from 2010 until 2013. He oversaw the successful transition of Sunoco Chemicals to Braskem America and supported the successful acquisition by Braskem America of the polypropylene business of The Dow Chemical Company. Mr. Rubin was an advisor and director for Braskem America from 2014 to 2017.

Mr. Rubin serves on the board of DISA Global Solutions (a Court Square Capital Partners company) and the M. Holland Company (a private company). He served on the board of directors of Sylvatex Inc. from 2012 to 2016 and is currently an advisor to the company. He was an Executive Advisor for Court Square Capital Partners (2013 to 2015) and was an Operating Advisor for The Carlyle Group (2015 to 2017).

Mr. Rubin has a Master of Business Administration from Widener University and a Bachelor of Science in chemical engineering from the University of Pennsylvania. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance

Board of directors	14 of 14 meetings	100%

Audit committee	6 of 6 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships
None

Securities held as of March 18, 2022

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
20,000	19,389	$1,801,587	yes

[1]  Based on US$36.21, the closing price of our common shares on the NYSE on March 17, 2022 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.2639 as at March 17, 2022. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information) and their value is based on $45.71, the closing price of our common shares on the TSX on March 17, 2022.

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Director since October 2017 Calgary, Alberta Canada

Henry W. Sykes (63) | Independent

2021 voting results: 98.88% for, 1.12% withheld

Mr. Sykes is the former President and director of MGM Energy Corp., a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada’s Northwest Territories and Arctic regions (January 2007 to June 2014). He was President of ConocoPhillips Canada (2001 to 2006) and Executive Vice-President, Business Development of Gulf Canada Resources Ltd. before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past Chair and member of the boards of Arts Commons and The Arctic Institute of North America, and a director of several private companies involved in the oil and gas industry.

He has a Bachelor of Arts in economics from McGill University, a law degree from the University of Toronto and a Master of Law degree from the London School of Economics. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance

Board of directors	14 of 14 meetings	100%

Audit committee	6 of 6 meetings	100%

Human resources, health and compensation committee (chair)	4 of 4 meetings	100%

Other public company boards and committee memberships[1]
None

[1]  Mr.  Sykes was a director of Parallel Energy Trust (a TSX listed company) from March 2011 to February 2016. On November 9, 2015, Parallel Energy Trust filed an application in the Court of Queen’s Bench of Alberta for creditor protection under the Companies’ Creditors Arrangement Act (Canada), and on November 9, 2015 filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the U.S. Bankruptcy Court approved the sale of the assets of Parallel Energy Trust and the sale closed on January 28, 2016. On March 3, 2016, the Canadian entities of Parallel Energy Trust filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4, 2016.

Securities held as of March 18, 2022
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
13,306	12,937	$1,199,575	yes

[2] Based on $45.71, the closing price of our common shares on the TSX on March 17, 2022. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 63 for more information).

Pembina Pipeline Corporation ● 2022 Management Information Circular	27

Governance

Good governance is important for all our stakeholders – our customers, our investors, our employees and the communities where we operate. Strong stewardship by the board, and high standards of governance and ethics throughout our business, are essential for achieving our purpose and operating our business effectively.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to ensure we are following best practices. We continue to focus on ensuring our practices are aligned with our TSX 60 peer group.

Governance guidelines

Our board and management operate under governance guidelines that outline our emphasis on:

• enhancing and preserving value;

• protecting dividends;

• meeting our commitment to our purpose and our four stakeholder groups: customers, investors, employees and communities; and

• operating in a safe, reliable and environmentally responsible way.

Our purpose

Pembina’s objective is to be the leader in delivering integrated infrastructure solutions connecting global markets. We believe we can achieve this vision if:

• Customers choose us first for reliable and value-added services;

• Investors receive sustainable industry leading total returns;

• Employees say we are the ‘employer of choice’ and value our safe, respectful, collaborative and inclusive work culture; and

• Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Our purpose shapes our corporate strategy, our approach to sustainability, and our compensation program.

Our governance guidelines set out our commitment to principles of good governance.

Board independence	✓	an independent chair of the board

	✓	audit committee, human resources, health and compensation committee and governance, nominating and corporate social responsibility committee are 100% independent

	✓	majority of the board must be independent

	✓	regular in camera meetings held without management and without non-independent directors

Board diversity	✓	commitment to diversity by gender, age, skills and geographic location

	✓	commitment to diversity of tenure through reasonable board turnover and renewal

	✓	specific targets for women and overall diversity, including Indigenous peoples, persons with disabilities, and members of other racial, ethnic and/or visible minorities

Board effectiveness	✓	formal process for nominating directors and succession planning

	✓	ongoing director orientation and director education program

	✓	clearly established and distinct roles of board members and senior management

	✓	commitment to maintaining dialogue between management and directors

	✓	ability of the board and board committees to seek independent advice as appropriate

	✓	formal board assessment and peer review process, including engaging a third-party independent advisor at least every three years

Integrity and ethical conduct	✓	commitment to ensuring the integrity of internal controls and public disclosure
	✓	monitoring of overboarding, board interlocks, and other potential conflicts of interest

	✓	established equity ownership requirements for directors

	✓	formal policy on majority voting

Organizational effectiveness	✓	requirement of board to oversee corporate strategy and manage organizational risks

Pembina Pipeline Corporation ● 2022 Management Information Circular	28

The board’s mandate

The board of directors oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

The board’s charter sets out specific matters that must be approved by the full board. All significant operational, governance, financial decisions, risk management decisions, and strategies that could affect our shareholders are reviewed by the board.

The board’s charter includes:

• ensuring an ethical culture;

• strategic planning;

• enterprise risk management, including insurable risks;

• financial management and reporting;

• succession planning and diversity; and

• officer compensation.

The board fulfils its mandated duties directly and by delegating certain responsibilities to its four standing committees (see page 46 for information about the committees).

You can find a copy of the board’s charter on our website (www.pembina.com).

The board’s oversight of sustainability and ESG crosses many of the responsibilities in its charter, including ensuring an ethical culture, overseeing strategy and risk, increasing diversity, approving reporting and overseeing compensation design. You can read about the board’s efforts throughout this section.

The board’s approach to governing sustainability and ESG is discussed on page 33. Pembina’s sustainability report and performance data are available on our website at https://www.pembina.com/sustainability/.

Ensuring an ethical culture

One of our most valuable assets is our reputation as a reliable and responsible energy transportation and midstream service provider, with consistent financial performance and long-term financial stability. Fostering and ensuring a culture that promotes integrity and ethical conduct is key to maintaining our reputation.

Our commitment to respecting human rights extends to all contractors and subcontractors working at our sites and includes, among other things:

• eliminating unlawful discrimination and harassment in the workplace;

• recognizing the legal rights of all individuals and communities, including women, Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities, and the economically disadvantaged;

• respecting the importance of the environment in the communities where we operate;

2021 highlights

In 2021, the board:

• approved amendments to the company’s code of ethics to explicitly confirm our commitment to operating our business in a way that respects human rights, regardless of geographical location;

• adopted a new anti-bribery policy and community relations policy; and

• updated its Indigenous and tribal relations policy.

• respecting personnel’s rights related to freedom of association and collective bargaining;

• recognizing the right to water as a fundamental human right; and

• addressing risks of modern slavery, forced labour and child labour (as applicable, recognizing that the risk of these human rights violations is low because of the primary geography of Pembina’s operations).

Ethics policies Pembina maintains the following policies: • Anti-bribery policy • Whistleblower policy • Community relations policy • Indigenous and tribal relations policy

Our commitment to respecting human rights is informed by the principles of the Universal Bill of Human Rights, the United Nations Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration of Fundamental Principles and Rights at Work and the Organization for Economic Development Guidelines for Multinational Enterprises.

All executives and employees must acknowledge every year that they have read and understand our code of ethics (the code), anti-bribery policy, whistleblower policy and other policies, will review all updates, and will comply with them at all times. You can find these and other policies on our website (www.pembina.com).

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Code of ethics

All directors, executives and employees of Pembina are governed by our code, which sets out principles for ethical conduct in the following areas:

•	conflicts of interest;
•	business relationships and fair dealing;
•	compliance with the law;
•	human rights;
•	government relations;
•	health, safety and environmental matters;
•	integrity of financial information;
•	disclosure and insider trading;
•	stakeholder and public relations;
•	Privacy and confidentiality;
•	Protecting our assets and records;
•	gifts, meals, hospitality, entertainment, travel and other benefits;
•	workplace environment and relationships; and
•	reporting responsibilities and procedures.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy (see below). No aspect of the code can be waived unless it is approved by the board and properly disclosed, as required by applicable laws and regulations. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or officer have been filed (which would generally be required for conduct that would constitute a material departure from the code). The code was last updated and approved by the board in August 2021.

Conflicts of interests and related party transactions

The directors and officers of Pembina may be directors or officers of entities that we are in competition with or are customers or suppliers of Pembina or certain entities in which Pembina holds an equity investment. This may give rise to a conflict of interest in the administration of their duties for Pembina. Directors and officers of Pembina are required to disclose the existence of potential conflicts in accordance with the code and other corporate governance policies and in accordance with the Business Corporations Act (Alberta).

The audit committee has oversight of related party transactions. Under our code, a director who has a material interest in a transaction or agreement involving Pembina must disclose the interest to the CEO and the chair of the audit committee immediately and may not participate in any discussions or votes on the matter. All directors and corporate officers also complete an annual questionnaire disclosing any related party transactions. The oversight process is managed by the financial services team in cooperation with the governance team, who maintain a list of all affiliations and run a process quarterly to ensure that related party transactions are reported and disclosed as required. See Note 28 in our audited consolidated financial statements for the year ended December 31, 2021 for further discussion on related party transactions.

Related party in this context means: (a) individuals who are considered key management personnel, including certain key officers and the directors of Pembina, and close members of the individual’s family; (b) any entities that the above individuals control, jointly control, have significant influence over, or serve as key management personnel or directors; (c) joint ventures held by Pembina; and (d) pension plans that benefit employees. A related party transaction is a transfer of resources, services or obligations between a reporting entity and a related party, regardless of whether a price is charged.

Whistleblower policy

Pembina has built its reputation over 65 years because of our strong record of safe, reliable and environmentally responsible operations. Our whistleblower policy is designed to help us uphold our reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment. The policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report, including a whistleblower line that allows people to report anonymously by telephone or the internet, or through our external legal counsel addressed as confidential for direct delivery to the chair of the audit committee, at any time. Each whistleblower complaint is treated confidentially and thoroughly investigated.

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Anti-bribery policy

The board adopted an anti-bribery policy in 2021, to formalize and record Pembina’s procedures to ensure the company and its directors, officers and employees conduct business in an honest and ethical manner when dealing with government officials and all other parties and comply with anti-corruption laws. The anti-bribery policy also reflects the standards Pembina expects its contractors, agents and other third-party representatives to adhere to when acting on Pembina’s behalf.

Community relations policy

As part of Pembina’s approach to community relations, Pembina seeks to develop enduring relationships based on mutual trust with stakeholders that could potentially be affected by Pembina’s current or future operations. By committing to being recognized as a leader in its relationships with communities, where Pembina is welcomed as a safe and responsible partner whose positive social impact carries significant value for all of its stakeholders, Pembina employees, consultants, contractors and directors will recognize and respond to the needs of its community, while addressing broader social issues by: understanding what communities value and what is important to them; making measurable commitments and delivering on them; minimizing potential impacts of Pembina’s projects and operating by conducting early, meaningful and ongoing engagement; and identifying partnership opportunities in support of community and economic development for mutual benefit.

Indigenous and tribal relations policy

As part of Pembina’s approach to Indigenous relations, Pembina seeks to enter into lasting and mutually-beneficial relationships with all Indigenous peoples affected by its operations. By striving for positive and mutually-beneficial relationships with Indigenous leadership and communities, Pembina employees, consultants and contractors will help build continued success for Pembina’s existing and expanding systems and other businesses. In 2021, we amended our Indigenous and tribal relations policy to reflect specific actions Pembina will take to build these relationships. The amendments also include Pembina’s commitment to the Truth and Reconciliation Commission of Canada Call to Action Number 92(ii), which calls on the corporate sector to support equitable access to jobs, training, and education opportunities, and to work with Indigenous communities to gain long-term sustainable benefits from economic development projects.

Strategic planning oversight

The board oversees the development and execution of our long-term strategic plan and shorter-term objectives and initiatives. Pembina is committed to growing shareholder value through strategic project development and acquisitions that support the long-term success of both our company and our customers.

The board holds two dedicated strategy sessions every year. At these sessions, the board meets with management to review Pembina’s current activities, long-range financial forecast and future growth opportunities, including input from third-party advisors from time to time about industry or other trends and developments that may benefit us or pose a risk. The board approves our annual strategic plan and monitors

2021 highlights

Key areas of focus this year were our ESG strategy, business diversification, energy transition and our continued management of the COVID-19 pandemic and its impact on our employees, customers and investors.

See page 33 for more about Pembina’s ESG initiatives in 2021.

performance against it throughout the year, based on quarterly updates and reports from management.

The board assesses the potential impact of significant projects against Pembina’s financial guardrails:

•	maintain target of 80% fee-based contribution to adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA);
•	target <100% payout of fee-based distributable cash flow;
•	maintain a strong “BBB” credit rating; and
•	target dividend payout of <100% of fee-for-service cash flow.

Pembina Pipeline Corporation ● 2022 Management Information Circular	31

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of its responsibility, the board makes sure we have:

• an enterprise risk management (ERM) process, designed to identify and assess potential risks that may affect our business, operations or results, and to manage risk factors within our risk appetite;

• a risk management infrastructure to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and

• specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

Risk management policies

Pembina maintains the following policies:

• Enterprise risk management policy

• Market risk mitigation policy

• Counterparty risk management policy

• Acceptable use of information assets policy

• Information management policy

• Security management policy

To facilitate our risk review, we have an enterprise risk committee (ERC) made up of members of senior management. The ERC meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities. The ERC requests each division’s leadership team to identify the top risks for their businesses.

The ERC conducts roundtable discussions and divides Pembina’s top risks into three categories:

•	New action required: risks where mitigation will require a new approach or strategy;

•	Mitigated with ongoing diligence: risks where there is mitigation strategy in place, but may require some further adaptation or adjustments; and

•	Black swan: risks that are remote, and no current mitigation is in place or contemplated.

For these top risks, the ERC identified potential impacts, mitigation strategies currently in place, emerging risks, and proposed additional mitigation approaches. A senior officer is assigned to every risk that requires new action or that has a mitigation strategy in place but may need adaptation or adjustment.

Management reports periodically to the board about the risks that have been identified and, at least once per year, presents to the board a summary of the ERC’s review of risk identification, management and reporting, and any deficiencies identified. The governance, nominating and corporate social responsibility committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated.

The ERM process also guides our materiality and disclosure decisions in relation to risks, based on the overriding principle that risks must be disclosed if they would most likely influence an investor’s decision to purchase securities of the company, and weighing both the probability of an outcome as well as the potential financial impact to the company. You can find a complete listing and explanation of our risk factors under the heading Risk Factors in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Cyber security

We have a robust program for identifying and mitigating information and cyber security risks, enhancing the skills of our people, our processes and technological capabilities.

Three components form the core of our approach to cyber security and are an integral part of our operating management system:

•

Governance – includes guidance to measure success and adhere to cyber practices and requirements; and keeping the workforce trained on cyber risks and appropriate behaviors by requiring the workforce to sign-off on our cybersecurity policy on an annual basis.

•

Security Operations – includes 24/7/365 monitoring to identify potential anomalous activities; threat intelligence feeds that are automatically ingested into technical platforms for instant protection on known threats and ongoing cyber attacks; maintenance and health of the cyber technological platforms; and incident response to cyber events within Pembina.

•

Risk and Compliance – includes regulatory and membership requirements; continuous monitoring for vulnerabilities; cyber risk management of Pembina’s third parties and supply chain risks; and assurance that the architecture, processes, and controls are in place within Pembina’s operational and information services assets.

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Pembina’s cyber security program aligns to the National Institute of Standards and Technologies Cyber Security Framework (NIST CSF), a world recognized framework for managing cyber security, and we engage third parties to perform a NIST CSF maturity assessment to identify potential areas for improvement.

We have information security risk insurance and have not experienced an information security breach in the last three years.

Sustainability and ESG

The board oversees Pembina’s overall ESG strategy, including the integration of ESG considerations into our long-term business planning, organizational structure and corporate policies and practices. The board also approves our sustainability report and other ESG disclosure.

The board has delegated the following ESG related responsibilities to its four standing committees.

Committee	ESG related responsibilities

Audit Committee	• Maintains oversight of the integrity of Pembina’s financial statements, the reporting process, and the internal audit function.

Human Resources, Health and Compensation Committee

• Provides oversight over Pembina’s approach to director compensation, employee health and wellness, employee compensation, executive performance and compensation, executive succession planning and corporate equity, diversity and inclusion.

• Focuses on sustainability by including ESG metrics in incentive plan design and compensation decisions for executives.

Governance, Nominating and Corporate Social Responsibility Committee

• Oversees sustainability matters, including sustainable development, public awareness and consultation, issues management, environmental stewardship, external communications and government relations, Indigenous relations, community investments and human rights.

• Oversees the development of Pembina’s Sustainability Report and facilitates and provides education of the board, including education and information on ESG matters.

Safety, Environment and Operational Excellence Committee	• Oversees development, implementation and monitoring of risks and policies related to safety, environment, operational excellence, asset integrity management and corporate securities matters.

Management’s role

In 2021, Janet Loduca was appointed Senior Vice President, External Affairs & Chief Legal and Sustainability Officer. Ms. Loduca is responsible for Pembina’s long-term sustainability strategy and manages Pembina’s reporting and disclosure of ESG performance. Ms. Loduca provides regular ESG updates to the governance, nominating and corporate social responsibility committee and full board, as well as the ERC.

2021 ESG initiatives

The following is a summary of Pembina’s key ESG initiatives in 2021. Please see our website for more about Pembina’s ESG strategy and activities.

GHG emissions targets

In 2021, Pembina committed to a 30% greenhouse gas (GHG) emission intensity reduction target by 2030, relative to baseline 2019 emissions. The GHG reduction target will help guide business decisions and improve overall emissions intensity performance while increasing Pembina’s long-term value and ensuring Canadian energy is developed and delivered responsibly. To meet this target, Pembina will focus initially on operational opportunities, greater use of renewable and lower emission energy sources and investments in a lower carbon economy.

Pembina is pursuing initiatives that will lower both emissions and operating costs in its operations. Through a lens of continuous improvement, the company is taking further steps to reduce its environmental footprint while utilizing its assets more efficiently.

ESG reporting

Pembina has published a sustainability report every two years, as well as an annual data update.

You can find our 2021 data update on our website at www.pembina.com/sustainability/.

In 2021, we enhanced our disclosure by completing our inaugural Carbon Disclosure Project submission and obtaining independent third-party limited assurance of Pembina’s 2020 Scope 1 and Scope 2 GHG emissions.

ESG initiatives in 2021

• Announced new GHG emission reduction targets

• Set new employee EDI targets

• Established transformational Indigenous partnerships

• Updated corporate governance policies

• Refined executive compensation

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The company is investing in a lower carbon economy, increasing the use of renewable energy through efforts such as the long-term 100 megawatt power purchase agreement with TransAlta Corporation on the Garden Plain Wind Power Project. Pembina continues to explore other potential renewable power purchase agreements across its business.

Pembina has also partnered with TC Energy Corporation (TC Energy) to jointly develop the Alberta Carbon Grid (ACG), a world-scale carbon transportation and sequestration system. Developing the ACG will allow Pembina to play a vital role in helping Alberta-based industries effectively manage emissions. Pembina and TC Energy are uniquely positioned to take a leadership role in the transportation of carbon emissions given their collective skills and extensive network of existing pipeline infrastructure.

Equity, diversity and inclusion targets

The board approved an EDI strategy, which included the following targets to increase representation of women and other underrepresented groups across Pembina over the next three years:

•	35% women overall in the workforce by 2025;

•	30% women in executive leadership by 2022;

•	45% overall workforce diversity by 2025; and

•	40% overall diversity in executive leadership by 2025.

Transformational Indigenous partnerships

Pembina announced two significant and transformational partnerships that combine strong business opportunities with compelling ESG attributes. The first is a partnership with the Haisla Nation to develop the proposed Cedar LNG Project, which would be the largest First Nation-owned infrastructure project in Canada with one of the cleanest environmental profiles in the world. The second is Chinook Pathways, a partnership with Western Indigenous Pipeline Group to pursue ownership of the Trans Mountain Pipeline, following completion of the construction of the Trans Mountain Expansion project.

Corporate governance and executive compensation

The board approved updates to the code to include a human rights policy, adopted new anti-bribery and community relations policies, and updated Pembina’s Indigenous and tribal relations policy (see page 31). We also introduced a closer alignment between compensation design and Pembina’s purpose and strategy (see page 56), established a supplier code of conduct and joined the 30% Club of Canada.

Financial management and reporting

The board is responsible for:

•	approving our financial statements, accompanying MD&A and earnings press releases;

•	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;

•	approving our annual operating and capital budgets and financing plans and strategies; and

•	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

The board also makes sure we have a robust system for tracking internal controls over financial reporting, compliance with the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), internal audit, fraud and auditing matters and responding to complaints, including anonymous complaints we may receive from employees or others. You can read about the audit committee’s role in compliance and internal audit on page 47 and our whistleblower policy on page 30.

Compensation

Director compensation

The board is responsible for:

•	approving director compensation;

•

making sure director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation;

•	working with the human resources, health and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair and committee chairs; and

•	working with independent external advisors that review director compensation and provide objective advice.

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Executive compensation

All decisions about compensation of the CEO and senior vice presidents must be approved by the board.

The board works with the human resources, health and compensation committee and independent external advisors retained by the committee, to determine compensation for our CEO and senior vice presidents, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 53, and the role and responsibilities of the human resources, health and compensation committee on page 50.

The human resources, health and compensation committee reviews and recommends compensation for directors, the CEO and senior vice presidents. You will find a full list of that committee’s activities in 2021 starting on page 50.

Key executive compensation changes this year include assessing corporate performance in four categories linked to our four stakeholder groups, in line with our purpose and strategy, and reducing the weighting of options to be more in line with our peers and reduce stock dilution (see page 56).

Executive succession planning and diversity

Executive succession planning

The board has developed position descriptions for the CEO, the CFO and the other senior vice presidents, outlining the scope and responsibilities of each role.

The board is responsible for evaluating and appointing the CEO, the CFO and the senior vice presidents, and for approving the management succession process for other executives. It reviews succession plans for the CEO, the senior vice presidents and other executives, taking into consideration recommendations by the human resources, health and compensation committee. There is also a development plan process in place for employees who are potential successors to senior vice presidents and other executives. An assessment of readiness includes a thorough review of each individual’s leadership and technical competencies.

The executive team has formed a talent management committee that regularly reviews succession plans, identifies employees with high potential and ensures employee development is progressing as planned. The CEO meets with the human resources, health and compensation committee at least once per year to discuss the succession plan, review succession candidates for the CEO position, as well as senior management and other strategic positions, and review development plans for possible successors. Emergency successors for business continuity are identified for each executive position and are reviewed every year.

See page 55 for a description of the board’s process for finding a new CEO and appointing Scott Burrows as President and CEO.

Leadership development

Pembina is developing a community of extraordinary leaders to realize the company’s vision, and our Leadership Competency Framework is an essential part of this process, including succession planning. The framework has three graduated components: leading self, leading others and leading the business, and focuses on Pembina’s 10 core competencies. The competencies are used in employee and leader feedback, leadership programs and the annual performance cycle, complementing on-the-job experience with formal and informal learning opportunities.

Pembina’s 10 core competencies

• Demonstrates accountability & commitment

• Acts courageously

• Exhibits self-awareness

• Communicates effectively

• Works collaboratively

• Empowers & develops others

• Thinks & acts strategically

• Leads positive change

• Drives results

• Applies business acumen

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Diversity

Pembina is committed to equity, diversity and inclusion (EDI), and we are ensuring it is a priority across all services and business areas.

EDI strategy

Pembina introduced a new EDI stand in 2021, and the following employee EDI outcomes:

• A workforce that has the skills and knowledge to promote and lead an inclusive and diverse culture.

• A diverse workforce that is innovative, collaborative and agile.

• A workplace that has systems and processes that advance equity for all employees.

2021 highlights In 2021, Pembina introduced: • a revised EDI stand • new employee EDI outcomes • EDI targets for underrepresented groups across the organization

Pembina’s EDI stand We are committed to diversity, equal opportunity and ensuring that our employees can thrive in an inclusive environment.

Increasing representation of employment equity designated groups

Increasing representation of Indigenous peoples, women, people with disabilities, and people who are visible minorities is foundational to our EDI strategy. In 2021, we introduced new EDI targets, to increase representation of these underrepresented groups over the next three years – see page 34 for details. We also completed a companywide EDI census to refresh our baseline data.

Executive officer appointments are considered based on merit with regard to the benefits of diversity within the executive leadership team, as represented by Pembina’s consideration of the specified target when considering appointments.

Education and inclusion

In 2021 we focused on increasing awareness and commitment to EDI across the company. Key initiatives that supported this include:

•

Conversations for Change (C4C): a panel-style lunch hour conversation with Pembina employees to explore specific EDI-related topic areas and their impact on the personal and professional lives of colleagues. In 2021, 1,800 employees overall attended the live sessions virtually through Microsoft Teams, and there were a further 1,006 views of recorded sessions as of December 31, 2021.

•

Inclusion Networks: are a key strategy in creating a sense of workplace community, belonging, and contribute to innovative and inclusive business strategies and practices. The forming of these networks began in the latter half of 2021, and they were formally approved in 2022:

•	Pembina Pride (LBGTQ2S+ employees and allies).

•	Women’s Inclusion Network, which includes Women in Field, Women in Commercial and Women in Finance.

•	Multicultural Resource Network.

•

EDI Foundations Series: was developed and piloted in 2021 and is comprised of three levels of EDI learning sessions to advance fundamental EDI concepts with Pembina employees. The learning sessions are designed to increase understanding of Pembina’s commitment to EDI, the core concepts of EDI, explore the dynamics of inclusion and exclusion, and create a culture of allyship. The formal EDI Foundations Series will be rolled out to all leaders in 2022.

Looking ahead to 2022

In 2022, we will continue to invest in education, recruitment and retention strategies, specifically for Indigenous peoples and women in field and leadership roles. Some key focus areas include partnering with community investment and Indigenous relations to further our EDI impact with our community stakeholders, integrating EDI into our supply chain code of conduct and data collection, and launching an EDI dashboard.

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Employee engagement

We believe an engaged workforce increases company productivity, improves results and ultimately adds value to our shareholders. We began tracking employee engagement scores in 2013 and have evolved our strategy to a more frequent, pulse-style survey.

In 2018, we conducted a full engagement survey, and achieved a score of 66%, with a 98% response rate. Our response rate far exceeded AON’s global average response rate of 80% and our 66% score was consistent with other TSX 60 companies in the survey at the time.

In 2020, we conducted an Employee Engagement Pulse Survey, using MacLean and Co. Our overall engagement score was 86%. We had a response rate of 88% and showcased improvements in key categories of focus since the 2018 survey.

In 2021, we worked to sustain and improve upon our engagement with a goal of maintaining a 70% engagement score. We conducted a pulse survey in January 2022 to measure employee engagement and identify improvement areas for Pembina with respect to the employee experience. The response rate on our pulse survey was an impressive 93%, and we had 1,435 open text responses. Specifically, the survey revealed that:

• 83% of respondents are proud of the work they do;

2021 highlights

• Established a new technical career stream, providing a non-management career path for individuals while leveraging their technical knowledge/expertise.

• Completed a company-wide organizational design review that includes consistent layers and spans of control.

• Undertook a transformation of the human resources function, which is mid-flight, including a new target operating model and the related human capital management technology implementation.

• Implemented a flexible work policy that supports in-office collaboration on core days each week and optional work from home days.

Human resources policies Pembina maintains the following policies: • Respectful workplace policy • Alcohol and drug policy • Privacy policy
• 81% felt their contributions are important to the success of their department; • 80% feel positive about their coworker relationship; and • 75% feel positive about their work environments.

We are committed to continuing to listen to employee feedback and create the actions and focus areas required to continue to make Pembina a great place to work.

Through dealing with the COVID-19 pandemic, we recognize that our employees’ working practices have evolved and adapted. We have leveraged technology to work with greater agility and recognize there is a benefit for all of us in continuing some of the working practices that have served us well through the pandemic. We also know that organizationally we benefit from in-person collaboration, team building and mentoring when we are able to have people working in the office. This is why in 2021 we began the development of a flexible work standard that was enacted on March 1, 2022 once jurisdictional COVID-19 protocols allowed, establishing core days in the office and providing the opportunity for staff to work from home on non-core days if they choose. We believe this new standard addresses the needs of our business and safeguards the physical and mental wellbeing of our employees, all while supporting our employees’ ongoing work/life balance.

Employee health and wellness

Ensuring business continuity and protecting the health and wellness of our employees were strong focus areas for Pembina in 2021, particularly as we entered the second year of the COVID-19 pandemic. We continued to ensure we had the necessary plans and protocols in place to prevent the spread of the COVID-19 virus in our offices and field operations, limit the risk of workplace transmission, and protect those staff required at our critical infrastructure. A dedicated cross-functional management team and working group were established to monitor the situation and deal with changing regulations and government restrictions. Finally, to support the mental health of employees during this time we worked closely with our benefits providers to increase available coverage. Since the start of the COVID-19 pandemic, Pembina has not had any operational closures as a result of the pandemic, despite having to adjust return to office plans as a result of COVID-19 variants.

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Shareholder engagement and communicating with the board

The board engages with shareholders through accurate and consistent public reporting, as well as open dialogue about our strategy, performance and business activities. We provide ongoing information to our shareholders in our annual report, management information circular, annual information form, quarterly reports, news releases, sustainability report, website, corporate presentations, earnings calls and at industry conferences and other meetings. We host earnings calls every quarter that are open to all, with a live webcast and question and answer period. Our annual meetings are webcast live (this year’s meeting is virtual-only), and all shareholders and duly appointed proxyholders have an equal opportunity to participate. Guests have an opportunity to ask questions during the live question and answer sessions held following our annual meetings.

Our shareholder engagement program is formally set every year, and follows a consistent pattern of investor conferences, management road shows, industry-specific conferences, one-on-one meetings, and site tours. We endeavor to host an investor day every year during which our management team provides in-depth information about our strategy, operations, growth projects and financing plans. To comply with social distancing and travel restrictions related to the COVID-19 pandemic, in lieu of hosting an investor day in 2021, we held an in-depth market update call. We look forward to continuing our investor day tradition in the future.

2021 highlights Participated in 24 investor conferences and management road shows, 22 of which were held virtually.

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, executives, employees and any other person authorized to speak on our behalf, that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of the CEO and senior vice presidents who are responsible for reviewing and approving all material disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

We also ask investors for feedback at all engagement opportunities, as well as by email and by telephone, and our investor relations group has formal and informal interactions with shareholders about specific questions. Occasionally, members of the board, including the chair, will participate in these activities with management. Management regularly provides the board with feedback from our shareholders, both about our company and about more general themes related to our industry.

Contacting the board

Our directors are available to meet directly with shareholders, as appropriate. Interested parties can contact our board members through the corporate secretary at the address below. Board members also attend our annual shareholders’ meeting and are available to respond to questions and receive feedback from investors.

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Shareholders can also contact our investor relations department any time, by email (investor-relations@pembina.com), phone (1-855-880-7404) or letter at the address below.

Investor Relations Department

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

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About the board of directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our stakeholders.

Independence

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:

• National Policy 58-201 – Corporate Governance Guidelines;

• National lnstrument 52-110 – Audit Committees;

Independent board 11 of the 12 nominated directors are independent. Mr. Burrows is not independent because he is Pembina’s President and CEO.
• U.S. Securities and Exchange Commission rules and regulations;
• Sarbanes-Oxley Act; and
• TSX and NYSE rules.

This is described in detail in our Director Independence Guidelines, which you can find on our website (www.pembina.com).

We require all directors who sit on the audit committee, human resources, health and compensation committee, and governance, nominating and corporate social responsibility committee, to be independent directors.

In camera sessions

The board meets in camera at each meeting to facilitate regular, open and candid discussion among the independent directors without non-independent directors and management present.

In 2021, our independent directors met separately in camera at every board meeting.

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. The board, in conjunction with the governance, nominating and corporate social responsibility committee, selects the chair of each board committee.

The board’s intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent. The current board chair is independent. The roles of chair of the board and CEO have been separate since we went public in 1997.

The board has written position descriptions for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, and board and individual director effectiveness.

Nomination of new directors

The board reviews its composition annually, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time as the company and the industry evolve. The goal is a board that is effective, experienced and well-balanced.

The board considers new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the specific targets set out in Board diversity (below). The board also considers diversity of age, geography, skills, knowledge and experience in its selection process.

The governance, nominating and corporate social responsibility committee looks to several sources to identify new candidates, including outside search firms, and recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders at each annual meeting.

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The governance, nominating and corporate social responsibility committee and the board look for director candidates who are inquisitive and objective, have practical wisdom and mature judgment. Potential candidates are identified based on competencies, skills, education, communication and interpersonal skills, and relevant business, government and civic experience. The committee and the board also consider the board’s skills matrix, to make sure board composition and diversity remain balanced. To make sure the process is impartial, the board takes into consideration any potential conflicts of interest and relationships between candidates and existing directors. It also considers whether the candidates can devote enough time to their duties as a director and reviews and consults with the chair of the board and the CEO to gather their input before proposing the nominated directors to shareholders.

Potential candidates are interviewed extensively by members of the governance, nominating and corporate social responsibility committee, and other members of the board. In addition to Scott Burrows, our President and CEO, we are excited this year to recommend Ana Dutra for election to the board. Scott and Ana are nominated as they possess a mix of skills, experience and qualifications that will enhance those of the board at this time. With 11 years of experience at Pembina, Mr. Burrows has a deep understanding of the company and the industry. He brings substantial experience in the Canadian midstream and energy sector, all areas of finance, capital markets and mergers and acquisitions. Ms. Dutra will bring a wealth of relevant leadership experience and expertise in many areas, including ESG, leadership development, corporate governance and systems.

Board diversity

The board recognizes the importance of director diversity and has a written diversity policy that serves as a framework for promoting diversity of all kinds. In 2020, the board amended its board diversity policy to add specific targets for women and overall diversity, including Indigenous peoples, persons with disabilities, and members of other racial, ethnic and/or visible minorities. These targets are in addition to the employee EDI targets we announced in 2021 – see page 34.

Five of the director nominees are women and one nominee self identifies as an Indigenous person and as a member of a visible minority. We have also improved the board’s geographic, educational, experience, and age diversity over time.

In line with the objectives of the board diversity policy, the governance, nominating and corporate social responsibility committee aims to achieve diversity on the board when identifying, selecting and recommending nominees for election, while balancing the professional qualifications required of our directors. In its annual assessment of board composition and mix of skills, the governance, nominating and corporate social responsibility committee also looks at how effective our board diversity policy is at building board diversity, considering the skills required on the board at that time.

The governance, nominating and corporate social responsibility committee and the board are specifically committed to identifying candidates who will advance the board’s diversity targets. While we do not have specific timelines for reaching our targets, we are confident that diversity is being addressed on an ongoing basis by the governance, nominating and corporate social responsibility committee and the board. We have successfully added three women to the board since the implementation of our board diversity policy.

Board diversity targets

The board has adopted diversity targets as part of its board diversity policy. It will consider new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the following diversity targets:

• female and male genders to each represent at least 30% of the independent directors on the board; and

• the board aspires to have at least 40% of independent directors represented by women, Indigenous peoples, persons with disabilities, or members of racial, ethnic and/or visible minorities.

In 2021, Pembina introduced equity, diversity and inclusion targets for employees. See page 34.

Representation • 42% of the nominated directors self-identify as women. • 8% of the nominated directors self-identify as an Indigenous person and as a member of a visible minority.

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Age and tenure

We do not have a formal policy imposing term limits on directors. Our priority is to assemble a board that has the right mix of skills and experience to provide strong stewardship. While the board recognizes that a longer serving director can make a growing contribution to the board over time, it balances experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general. However, directors ordinarily retire from our board and do not stand for re-election once they have turned 72. The board may, however, deviate from this practice if it determines it is in the best interests of the company.

62 average age of our directors 6.5 years average tenure of our independent directors

After careful consideration, the board has determined, following a recommendation by the governance, nominating and corporate social responsibility committee, that it is in the best interests of the company for Mr. Findlay to remain on the board, as chair, and has asked him to stand for re-election at the meeting. The board has requested for Mr. Findlay to remain on the board in order to oversee and facilitate the leadership transition (see page 55). In addition, due to board refreshment over the past five years, with six new directors joining the board since 2017, the board believes that the continuity and experience provided by keeping Mr. Findlay on the board for one more year will be valuable to the company.

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. Seven of our director nominees are located in Canada, and five are located in the U.S. Aside from geographical location, we have several directors with relevant experience in both markets as well as internationally.

Skills and experience

The board regularly evaluates the competencies and skills of the directors against what it needs for proper oversight, effective decision-making and fulfilling its mandate.

It is our goal to ensure the board has a prudent mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance, nominating and corporate social responsibility committee maintains the matrix and reviews it regularly.

The tables on the next page show the mix of experience and knowledge of our nominated directors. We include each director’s self-assessment of their previous experience and functional expertise, which they rank at one of three levels based on criteria specific to each category. In addition to the skills and experience noted in the table below, each of the directors also has other relevant board experience.

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Previous experience

Other public company board experience[1]	●	●	O	●	●	●	●	●			O	●

Public company senior leadership experience[2]	●	●	●	●	●	●	O	●				●

Industry experience – Oil & Gas[3]	●	●	●	●		●		●		O	●	●

Sector experience – Midstream	●	●	●		O	●	●	O	O	O

Sector experience - Petrochemical/LNG	O	●				●		O	O	O	●	O

Areas of functional expertise[4]

Operational excellence	●	●		●	O		O	O	O	●	●

Financial/Accounting management[5]	●		●			●	●	●	●

Capital allocation	●	●	●	●		●	●	●		●		●

Engineering/Technology/Research/Academia		●				O	O	O	●	O	●	O

Safety, health and environmental		●		●	O		O		O	●	●	●

Social and corporate governance				●	●			●		●		●

Human resources and compensation	●			●	●	●	O	●	●		O	●

Capital markets	●	O	●			●	●	●	●

Global business activity	O		O	●	●	●	O	●	O		●

Enterprise risk management			●		●			●		●

Technology/Systems/Data management	O		O		●		O	O	O	O		O

Legal and regulatory	O		O							●		●

Government relations	O	O		●		●		●			●	●

[1]	● = two or more other boards = one other board O = no other boards
[2]	● = CEO/President = other C-suite level experience O = other public executive or private leadership
[3]	● = material work experience = work experience or significant knowledge O = familiarity or limited prior work experience
[4]	● = material work experience = work experience or significant knowledge O = familiarity or limited prior work experience
[5]	● = eligible to be audit committee financial expert = material education/work experience O = familiarity or limited prior work experience

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Attendance and active participation

We have a very committed group of directors and are proud to report that in 2021 our directors attended all board meetings and all of their respective committee meetings. Directors are expected to attend all board meetings and all of their respective committee meetings unless there is an unavoidable conflict or other extenuating circumstance. Attendance is monitored by

100% meeting attendance in 2021

the governance, nominating and corporate social responsibility committee and is managed by the chair of the board.

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Currently, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on one or two committees.

The table below includes details of director meeting attendance in 2021.

			Committee meetings
				Governance, nominating and corporate social	Human resources, health and	Safety, environment and operational	Total committee
	Board meetings		Audit	responsibility	compensation	excellence	meetings
R. Findlay[1]	14 of 14 (chair)	100%		4 of 4			4 of 4	100%

A. Ainsworth	14 of 14	100%			4 of 4	5 of 5	9 of 9	100%

C. Carroll[2]	14 of 14	100%			4 of 4	5 of 5 (chair)	9 of 9	100%

R. Gwin[3]	14 of 14	100%		4 of 4 (chair)	4 of 4		8 of 8	100%

M. Howe[4]	14 of 14	100%	6 of 6 (chair)	4 of 4			10 of 10	100%

G. Kerr	14 of 14	100%	6 of 6	4 of 4			10 of 10	100%

D. LeGresley	14 of 14	100%		4 of 4	4 of 4		8 of 8	100%

L. O’Donoghue	14 of 14	100%	6 of 6			5 of 5	11 of 11	100%

B. Rubin	14 of 14	100%	6 of 6			5 of 5	11 of 11	100%

H. Sykes	14 of 14	100%	6 of 6		4 of 4 (chair)		10 of 10	100%

[1]	Mr. Findlay typically attends all committee meetings in his capacity as chair of the board.
[2]	Ms. Carroll was appointed chair of the safety, environment and operational excellence committee on May 7, 2021, replacing Ms. Ainsworth as chair.
[3]	Mr. Gwin was appointed chair of the governance, nominating and corporate social responsibility committee on May 7, 2021, replacing Ms. Howe as chair.
[4]	Ms. Howe was appointed chair of the audit committee on May 7, 2021, replacing Mr. Kerr as chair.

Orientation and continuing education

The governance, nominating and corporate social responsibility committee is responsible for overseeing the director orientation process and for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

•	corporate governance guidelines;
•	board mandate;
•	committee charters;
•	terms of reference for directors;
•	written position descriptions for the board chair, committee chairs, CEO and the senior vice presidents;
•	key corporate policies;
•	recent disclosure and investor materials;
•	strategic plan; and
•	other relevant corporate and board information.

New directors attend orientation sessions and one-on-one meetings with key officers to familiarize themselves with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

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Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business. All of our directors are members of the Institute of Corporate Directors and the company pays the cost of this membership. The board also encourages individual directors to attend continuing education sessions and contributes to the cost of attending these courses. We also periodically provide educational sessions about our business, our industry and emerging trends and issues. These are presented at scheduled board and committee meetings, and include:

•

Annual briefings, which typically include reviews of the competitive environment, our five-year or ten-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Annual briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed;

•	Regular briefings on corporate governance developments and emerging best practices; and
•	Presentations from time to time by external consultants about general industry trends, other issues or other topics of interest.

The corporate secretary maintains a list of all skill development of, and continuing education taken by, the directors, which the governance, nominating and corporate social responsibility committee reviews when building each year’s director education plan. The table below shows the education sessions our directors attended in 2021 that were facilitated by Pembina. Individual directors may also attend other independent education sessions or sessions sponsored by other companies where they serve as a director.

Date	Description	Presented by	Attendees

February 23	Top Risks 2021	Eurasia Group	All directors

February 23	Pembina’s Digital Progress & its Impact on Operations Excellence	Pembina Information Services and Operating Services	All directors

May 5	SEC Guidance on ESG Reporting	KPMG	All directors

August 4	Cybersecurity	Pembina Information Services and PwC	All directors

November 30	Long-Run Global Demands Prospects: Oil, Gas, NGLs	Tudor Pickering Hold & Co.	All directors

November 30	North American Producer Activity	Peters & Co. Limited	All directors

November 30	Adding Carbon to the Pembina Store	National Bank of Canada	All directors

Serving on other boards
We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards.

The governance, nominating and corporate social responsibility committee has reviewed the outside boards our director nominees currently serve on, and has determined that they do not affect the board’s independence or its ability to operate effectively.

Our governance guidelines limit the number of public company boards our directors can serve on. Any directors who hold executive positions with public companies, can serve on one public company board in addition to Pembina’s. All other directors can serve on up to four public company boards in total (including Pembina’s).

The board can allow a director to serve on additional boards if it determines that this would not impair the director’s independence or ability to effectively serve on the board, and will disclose it in the circular and AIF. Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance, nominating and corporate social responsibility committee before accepting the nomination or appointment. The chair of that committee, together with the board chair, will determine whether accepting the nomination or appointment would compromise the director’s availability or capacity, or result in an actual or perceived conflict of interest.

None of our current directors serve on more than three other public company boards. As of the date of this circular, Ms. Dutra (a first-time director nominee who does not currently serve on the board) serves on four public boards and, if elected, would exceed the recommended number of outside directorships under our governance guidelines. If elected, Ms. Dutra will have until the end of 2022 to meet the directorship limit requirements under our governance guidelines.

The board regularly reviews the other directorships of its directors in accordance with our governance guidelines, including looking at board interlocks – when two or more directors serve together on another public company board. When there is an interlock, the board, together with the governance, nominating and corporate social responsibility committee, will review the situation and decide whether a director should continue to serve on our board. There is currently one public board

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interlock: Ms. Howe and Ms. O’Donoghue each sit on the board and audit committee of another public company, Methanex Corporation. There is also one private company board interlock: Ms. Dutra and Mr. Rubin both sit on the board of the M. Holland Company, a private company. The board has determined that the ability of these directors to act independently is not affected by serving together on these boards.

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively, based on the expectations set out in the board and committee charters, and to encourage continuous improvement.

We complete an assessment of the board once per year and, in 2020, updated our governance guidelines to make this a formal requirement. We also amended the guidelines to require the board to engage a third-party advisor to assist in the evaluation and assessment of the board, its committees, the board chair and the committee chairs at least once every three years. An external advisor was engaged in 2021 to help facilitate the board effectiveness evaluation and peer reviews.

Annual process

The chair of the board leads the assessment, with input from all directors. Each director completes a formal questionnaire every year, which is currently divided into four categories: board responsibility, board operations, board effectiveness and committee matters. Each director also evaluates the effectiveness and performance of the board chair and fellow directors.

The chair meets with each director individually to discuss the results of the questionnaires and conduct an individual assessment. The chair also seeks input on board effectiveness, risk management, strategic oversight and other relevant topics. After the results of the questionnaires and meetings are compiled, the governance, nominating and corporate social responsibility committee and the board discuss the results, in camera, if appropriate.

In-depth review

To ensure that the board, its committees and individual directors are equipped to evolve with the business given its transformative changes in recent years, the board retained an independent outside consultant in 2021 to conduct an evaluation of the board and management. The governance, nominating and corporate social responsibility committee considered this evaluation as part of its discussions on board, committee and director effectiveness in 2022.

The governance, nominating and corporate social responsibility committee and the board also recognize the important role that self-evaluation plays in the overall assessment of board effectiveness. In 2021, the chair of the board conducted one-on-one interviews with each director and sought feedback on: board effectiveness and culture; Pembina’s response to the COVID-19 pandemic and the resulting volatility in global energy prices; current and upcoming challenges; future strategy and talent needs; and board chair succession.

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Board committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•	audit committee;

•	governance, nominating and corporate social responsibility committee;

•	human resources, health and compensation committee; and

•	safety, environment and operational excellence committee.

Each committee is governed by a written charter that is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the directors that serve on the board committees must be independent, except for our safety, environment and operational excellence committee, which must have a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and adjusts committee membership periodically. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

The board may also, from time to time, establish ad hoc committees to address specific issues that emerge or assume tasks not covered by the standing committees and for a specific period of time. In response to Mr. Dilger’s departure in November 2021, the board established the CEO succession committee, an ad hoc committee of the board, to assist the board in appointing a permanent CEO and ancillary matters related thereto. The CEO succession committee provided advice, guidance and recommendations directly to the board regarding the appointment of the permanent CEO consistent with the mission, values, strategic direction and operational requirements of Pembina. The CEO succession committee completed its mandate with the board’s appointment of Mr. Burrows as President and CEO of Pembina on February 22, 2022 – see page 55.

You can find the committee charters for our standing committees online at our website (www.pembina.com) and read about the nominated directors starting on page 15.

Pembina Pipeline Corporation ● 2022 Management Information Circular	46

Audit committee

The audit committee is responsible for overseeing:

•	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;

•	the relationship, reports, qualifications, independence and performance of the external auditor;

•	the internal audit function;

•	financial risk management with respect to areas outlined in the audit committee charter;

•	compliance with legal and regulatory requirements;

•	management information technology related to financial reporting and financial controls; and

•	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management, the internal auditors, and the external auditors together, as well as separately with the internal auditors and the external auditors without management present. The audit committee met six times in 2021. All meetings included the internal and external auditors and time without management present.

Members

Maureen Howe (chair)                                     Bruce Rubin

Gordon Kerr                                                      Henry Sykes

Leslie O’Donoghue

Gordon Kerr and Maureen Howe are financial experts and all of the members are financially literate under U.S. and Canadian securities laws.

Independence

100%

Each of the five directors met the independence criteria as of March 18, 2022, within the meaning of National Instrument 52-110 - Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the TSX and the NYSE.

Qualifications

Committee members must:

• be an accountant or have financial experience or accreditation, or both

• be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements

Key responsibilities

Financial statements, reporting process and internal controls over financial reporting

• reviewing annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosure, and recommending them to the board for approval

• reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

External auditor

• overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged

Internal audit

• overseeing the internal audit function including the audit charter, activities, staffing and organizational structure

• approving the annual audit plan

• assessing performance and ensuring there are no unjustified restrictions or limitations

• meeting separately as appropriate, to discuss matters that should be discussed privately

• reviewing our internal controls over financial reporting under the Sarbanes-Oxley Act

• compliance

• reviewing our disclosure controls and procedures with the CEO and CFO

• overseeing, investigating and reporting on whistleblower complaints

Financial risk management

• discussing governance guidelines and policies for risk assessment and management of areas outlined in the audit committee charter

• developing or overseeing the development of these guidelines and policies

Pembina Pipeline Corporation ● 2022 Management Information Circular	47

2021 Highlights	Committee charter and education

• reviewed and updated the audit committee charter

• attended professional development sessions on topics including valuations, insurance, non-GAAP measure legislation and hedge accounting

• assessed ongoing professional development requirements

Financial reporting and tax

• reviewed changes in accounting policies and significant financial reporting considerations including, but not limited to, contingencies, estimates and judgments applied and significant provisions for consolidated financial statements and non-GAAP measures

• reviewed annual, quarterly and restated consolidated financial statements, MD&A, earnings press releases and other financial disclosures

• reviewed and approved various accounting and governance related board policies

External auditor oversight

• approved the 2021 external auditor audit engagements, audit plans and fees

• reviewed and approved non-audit services to be provided by the external auditor

• reviewed the quarterly audit findings reports provided by the external auditors

Internal audit functional oversight

• reviewed and approved the internal audit charter

• reviewed and approved the whistleblower policy and procedures

• approved the annual internal audit plan and any changes made during the year

• reviewed executive summaries of internal audit reports issued

• monitored internal controls over financial reporting program progress

• assessed and remediated material weakness

• held in camera discussions with VP, Internal Audit

• made recommendations relating to the annual remuneration of the VP, Internal Audit

Compliance, financial risk and other oversight

• reviewed the ERC’s hedging recommendations

• approved the following reports and annual updates:

○ update to market risk policy

○ update to counterparty risk management policy

• monitored the status of our counterparty risk and market risk against established limits

• reviewed corporate insurance program and coverage

• monitored funding exposure and oversight of the pension plans

You can find more information about the audit committee under the heading Audit Committee Information in our AIF on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation ● 2022 Management Information Circular	48

Governance, nominating and corporate social responsibility committee

The governance, nominating and corporate social responsibility committee is primarily responsible for helping the board develop, implement and monitor Pembina’s corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met four times in 2021. All meetings included time without management present.

Members	Robert Gwin (chair) Gordon Kerr Maureen Howe David LeGresley Randall Findlay

Independence	100%

Qualifications	• governance committee of other public companies • legal, compliance or regulatory background • CEO or senior executive experience

Key responsibilities

Board governance

• board size and composition

• director orientation, education and training

• monitoring potential conflicts of interest and other board appointments

• eligibility and selection criteria, including independence, financial literacy and diversity

• recommending director candidates for election to the board and appointment to chair of the board

• conducting and reviewing annual board, director and committee assessments

Compliance and disclosure

• corporate social responsibility/ESG oversight

• monitoring best governance practices and our compliance with governance related laws and regulations

• approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

• assisting the board in establishing appropriate risk oversight functions at the board and committee levels

• reviewing and approving the corporate social responsibility report

2021 highlights

Director and chair succession

• reviewed and updated the director succession planning process and skills matrix

• reviewed and approved changes to committee membership for 2021

• retained external advisors to facilitate the 2021 board effectiveness evaluation, peer reviews and board chair succession discussion

• led the director recruitment and selection process for adding a new director nominee

• reviewed outside board appointments

• recommended asking the chair to extend his service for one more year

Corporate governance best practices

• reviewed and recommended:

○   amendments to corporate policies and board and committee charters

○   adoption of 2021 director education plan

• reviewed the activities of the company’s disclosure committee

• assessed relationships between Pembina and each director and determined that 11 out of the 12 nominated directors are independent

• reviewed proxy advisor reports on 2021 information circular

• reviewed proposed GHG emission reduction targets

• reviewed the director onboarding process and continuing education program for the directors

• monitored recent developments, emerging trends and best practices in ESG, corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends

• reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors

• assessed director independence and reviewed director relationships, commitments and interlocks

Public disclosure

• reviewed the information related to corporate governance in this circular

Pembina Pipeline Corporation ● 2022 Management Information Circular	49

Human resources, health and compensation committee

The human resources, health and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs, including EDI, staff attraction and retention, health and wellness, and compensation.

The committee reviews and recommends to the board approval of our general compensation philosophy, oversees the development and administration of our compensation programs, and oversees executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation, succession and resource planning programs, and ensuring that appropriate actions are taken to mitigate those risks.

The committee reviews and recommends director compensation for approval by the board, recommends approval by the board of compensation for the CEO and senior vice presidents, and oversees compensation of the other executives.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for ensuring all plans and health and benefit programs are administered according to applicable laws and regulations, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult external independent advisors for assistance in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 63 and our executives on page 66. You can find more information about compensation governance on page 59.

The human resources, health and compensation committee met four times in 2021. All meetings included time without management present.

Members	Henry Sykes (Chair) Robert Gwin Anne-Marie Ainsworth David LeGresley Cynthia Carroll

Independence	100%

Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience • financial or legal expertise

Key responsibilities

Compensation philosophy and approach

• reviewing and recommending compensation philosophy

• reviewing and recommending executive compensation program and incentive plans

• reviewing and recommending director compensation

Program oversight

• reviewing compensation design, corporate objectives and executive performance targets

• reviewing employment agreements and severance and change of control arrangements for the CEO and senior vice presidents

• assisting the board in establishing and overseeing officer succession plans

• overseeing the defined benefit and defined contribution pension plan and supplementary pension plan

• overseeing the employee health and wellness program

Annual performance and compensation

• recommending individual elements of total compensation for the CEO and senior vice presidents

• reviewing and recommending the annual report on executive compensation and public disclosure

• reviewing and recommending performance goals for the short-term and long-term incentive plans

Compensation risk oversight

• ensuring executive compensation is aligned with our short-, medium- and long-term goals

• monitoring legal and stock exchange compliance

Pembina Pipeline Corporation ● 2022 Management Information Circular	50

2021 highlights	Program oversight

• reviewed short-term and long-term incentive plans in detail

• reviewed and approved external advisor engagement, services and work plan

• reviewed and recommended for approval:

○ the compensation and performance peer groups

○ director compensation for 2022

○ changes to organizational design and senior officers

• reviewed status of the occupational health program

• reviewed new flexible benefits program

• reviewed and approved the 5-year EDI strategy and targets

Succession planning

• reviewed the executive succession plan and the executive development plan process

Annual performance and compensation

• recommended for approval:

○   2021 performance goals for the short-term incentive plan

○   2022 interim CEO and senior vice president compensation

○   2021 CEO objectives

○   2021 restricted share unit (RSU)/performance share unit (PSU) awards along with PSU performance measures

○   2021 and 2022 stock option awards

○   March 2021 grant of retention stock options

• reviewed and recommended for approval 2020 corporate and business unit performance to determine 2020 short-term incentive payouts (paid in 2021)

• reviewed and recommended for approval the 2018 PSU multiplier for long-term incentive payouts (paid in 2021)

• reviewed and recommended for approval the budget for salary increases

Public disclosure

• reviewed and recommended for approval the information related to compensation in this circular

Education

• received an overview of:

○   compensation trends and executive compensation market analysis

○   the company’s employment equity narrative report for 2020

○   the company’s pension and benefits program

○   the company’s health and wellness program

○   the company’s EDI program

○   received human resources updates

Pembina Pipeline Corporation ● 2022 Management Information Circular	51

Safety, environment and operational excellence committee

The safety, environment and operational excellence committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, safety and system integrity policies and systems, especially as they relate to accountability and compliance and cyber security.

The safety, environment and operational excellence committee met five times in 2021. All meetings included time without management present.

Members	Cynthia Carroll (chair) Leslie O’Donoghue Anne-Marie Ainsworth Bruce Rubin
Independence	100%
Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience
Key responsibilities

Program and strategy development

• overseeing the development, implementation and auditing of our safety and environmental management policies, programs, systems and practices

• reviewing our safety and environmental strategy

Risk management

• identifying safety and environmental risks and recommending appropriate programs to manage and reduce risk

• monitoring current, pending or threatened regulatory action by or against us

Regulatory compliance and public disclosure

• reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

• reviewing and approving our annual internal sustainability report

2021 highlights

Safety and environment measures

• reviewed and approved the 2021 safety and environment performance measures to be used across all divisions, incorporating both leading and lagging indicators

• reviewed 2020 performance against targets and recommended for approval the safety and environment performance multiplier for the 2020 short-term incentive plan award to the human resources, health and compensation committee

• reviewed management’s 2021 environment work plan

Safety

• reviewed the results of management’s incident review panel related to all significant events

• monitored emerging and material issues in safety, security and environment, including process safety, and security program requirements

• reviewed and monitored corporate and cyber security programs in 2021

• monitored 2021 asset integrity programs

• reviewed management’s 2021 work plans for asset integrity inspection and repairs

• monitored progress of the company’s implementation of the Operation management System (OMS)

• monitored progress of Pembina’s process safety five-year vision plan designed to enhance process safety performance

Pembina Pipeline Corporation ● 2022 Management Information Circular	52

Compensation discussion and analysis

This section of our circular describes how we pay our directors and the named executives.

We have grouped it into four sections:

54	Letter from the chair of the human resources, health and compensation committee

Summarizes our human resources performance and compensation decisions this year and changes we have made to our compensation plans.

59	Compensation governance

Describes how we oversee compensation and manage risk. It also tells you about our independent consultants.

63	Director compensation

Describes our approach to compensating directors, our expectations for share ownership and what we paid our directors in 2021.

66	Executive compensation

A thorough discussion of what we pay the named executives at Pembina and why, along with a discussion of this year’s company performance and our 2021 compensation decisions.

Pembina Pipeline Corporation ● 2022 Management Information Circular	53

Letter from the chair of the human resources, health and compensation committee

Pembina is a leading transportation and midstream service provider that has been serving North America’s energy industry for over 65 years. We believe in staged, carefully managed growth that respects the interests and concerns of all our stakeholders while providing the energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable operations. Our goal is to provide highly competitive and reliable returns through regular dividends while enhancing the long-term value of our shares.

The human resources, health and compensation committee oversees Pembina’s human resources strategy, policies and programs, including EDI, staff attraction and retention, health and wellness and compensation – all of which are essential in achieving Pembina’s goals.

An overview of 2021

In 2021, amidst the backdrop of a recovering economy and strengthening commodity prices, Pembina delivered strong financial and operational results, progressed a number of new initiatives, advanced our ESG strategy and positioned ourselves for continued growth and future success.

Pembina delivered record adjusted EBITDA in 2021, exceeding the top end of our annual guidance range and representing a five percent increase over 2020. Our strong financial results reflected much improved commodity prices across all products within Pembina’s value chain – crude oil, natural gas and natural gas liquids – and higher volumes on most systems. This financial performance allowed Pembina to exit 2021 in an excellent financial position with a stronger balance sheet and improved liquidity, all while having maintained or strengthened our financial guardrails.

Our total shareholder return (TSR) in 2021 was 36% (including dividends), ranking us third among our peer group for the year.

On the operational side, we placed over $500 million of new projects into service in 2021. The highlight of the year was the placement into service of Pembina’s first propane marine export facility, Prince Rupert Terminal (PRT) on Watson Island, British Columbia. The start-up of PRT represents the first project executed in support of our strategy to access global markets and is a major step forward in providing market diversity and adding incremental value to our customers’ hydrocarbons. Importantly, we also created two mutually beneficial transformational Indigenous partnerships: with the Haisla Nation to develop the proposed Cedar LNG Project, which is expected to be the largest First Nation-owned infrastructure project in Canada, and with Western Indigenous Pipeline Group to pursue ownership of the Trans Mountain Pipeline, following completion of construction of the Trans Mountain Expansion project.

We committed to reducing our GHG emission intensity by 30% by 2030, relative to baseline 2019 emissions. This will help guide our business decisions and improve our overall emissions intensity performance while increasing our long-term value, all while ensuring Canadian energy is developed and delivered responsibly. We also partnered with TC Energy to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system, which will allow Pembina to play a vital role in helping Alberta-based industries effectively manage emissions.

On a more sombre note, the committee and the board are deeply saddened this year to report the fatality of one of our subcontractors, which occurred at a Peace Pipeline construction site. This news hit all of us very hard, and our thoughts continue to be with the individual’s family, friends and co-workers. This incident is a stark reminder of the need to remain ever diligent, and we are doing everything we can to learn from this incident. We believe that all incidents are preventable, and nothing is more important than the safety of employees, contractors and communities. As a result of this unfortunate event, 2021 short-term incentive awards were reduced from where they would otherwise have been (see pages 75 to 76).

Human resources strategy and leadership changes

The human resources, health and compensation committee and the board approved and oversaw several improvements to our human resources strategy in 2021, including new employee EDI targets, a new technical career stream (a non- management career path for employees that leverages their technical knowledge/expertise), a company-wide organizational design review, transformation of the human resources function, including a new target operating model and the related human capital management technology implementation, a flexible work policy and benefits program, and changes to the pension plan.

Pembina Pipeline Corporation ● 2022 Management Information Circular	54

The human resources, health and compensation committee and the board also oversaw several important leadership changes in 2021 and 2022.

In March 2021, two senior executives, Paul Murphy, Pembina’s former Senior Vice President & Corporate Services Officer, and Jason Wiun, Pembina’s former Senior Vice President & Chief Operating Officer, Pipelines, retired. As a result of their retirements, Janet Loduca, our former General Counsel & Vice President, Legal and Sustainability, was promoted to the position of Senior Vice President, External Affairs & Chief Legal and Sustainability Officer and Harold Andersen was appointed Senior Vice President & Chief Operating Officer, Pipelines.

In November, 2021, Mick Dilger, Pembina’s former President and CEO, left the company. The board appointed Scott Burrows, Pembina’s former Senior Vice President and CFO, as interim President and CEO and Cameron Goldade, Pembina’s former Vice President, Capital Markets, as interim CFO to replace Mr. Burrows.

You will see that the board approved grants of equity compensation for Mr. Burrows and Mr. Goldade at the time they assumed their new and greater responsibilities. These were new positions for both of them and, as a result, both were entitled to compensation packages commensurate with their new responsibilities and market benchmarks. The equity grants were part of those new compensation packages, just as they would have been if we had hired external candidates. It is important to note in connection with these appointments that the total compensation packages agreed to for the interim positions were below industry benchmarks for these (permanent) positions.

Following Mr. Dilger’s departure, the board established a CEO succession committee, an ad hoc committee of the board, to help it select a permanent CEO. The CEO succession committee provided advice, guidance and recommendations directly to the board, working with a leading search firm to identify and evaluate internal and external candidates for a new permanent CEO to lead Pembina in its next chapter. In addition to retaining a leading search firm to support the CEO succession process, the board retained an external international third-party consultant to conduct key stakeholder interviews to develop a clear role profile and criteria to support the CEO search process. The CEO succession committee carried out a diligent review of a diverse group of candidates, taking into consideration Pembina’s mission, values, strategic direction and operational requirements, and completed its mandate by recommending to the board the appointment of Mr. Burrows. The board appointed Mr. Burrows to the position of President and CEO on February 22, 2022.

When Mr. Burrows’ position was made permanent in February 2022, he received a salary in line with industry benchmarks, but he did not receive any additional grants of equity incentives in connection with his appointment to the permanent role. Mr. Burrows will, however, receive equity incentives as a component of his regular compensation for 2022, as determined by the board, based on the recommendation of the human resources, health and compensation committee. With respect to equity incentives, he was therefore treated no more favourably than we would have treated someone from outside the company, had we hired them for this position.

As a further update, on February 22, 2022, we announced that Mr. Andersen left the company to pursue other opportunities; Jaret Sprott was appointed Senior Vice President and Chief Operating Officer, Pipelines and Facilities; and Eva Bishop was appointed Senior Vice President, Corporate Services, joining Pembina from BP Europa SE. Ms. Bishop’s appointment is effective upon her relocation from London, United Kingdom to Calgary, Alberta in April 2022.

Executive compensation overview

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates our executives to keep the focus on long-term success and aligns compensation awards with our shareholders’ interests. You can read more about our compensation strategy starting on page 66.

Our key results and initiatives had a direct impact on the compensation approved for the named executives for 2021. While overall executive compensation was higher in 2021 than 2020, this year-over-year increase is primarily attributable to certain payments made in connection with leadership changes in 2021, including one-time payments to Mr. Dilger pursuant to his separation agreement (see pages 89 and 90) and payments to Mr. Burrows and Mr. Goldade in recognition of their increased responsibilities and market benchmarks in their interim roles, as described above. The company is and remains committed to offering market rate compensation that is both fair and competitive.

Pembina Pipeline Corporation ● 2022 Management Information Circular	55

In addition, in 2021 we also granted retention stock options to certain of our senior leaders. Two unusual events had an impact on our senior leaders in 2021 which prompted us to make these grants:

•

As I noted above, two of our most senior officers left the company in early 2021, requiring both searches for new officers as well as a redistribution of responsibilities among the officers of the company. While one of those positions was filled relatively quickly, the other has only just been filled. This required many of our officers to carry an additional workload and responsibilities for much of the year (without additional cash compensation); and

•

In early 2021, a takeover bid was made for one of our competitors. This event and its impact on the industry resulted in a significant concern about retaining some of our most critical and valuable employees.

The human resources, health and compensation committee carefully considered these factors, and the risks of potentially losing some of our most valued employees, many of whom were among those most critical to our future success, as well as the considerable difficulties associated with trying to fill senior positions that might become vacant given the market conditions prevailing at that time. After carefully considering available alternatives, and weighing the potential risks of doing nothing, the human resources, health and compensation committee advised the board that it would be in the best interests of the company to offer a retention incentive to certain key employees. The board considered that recommendation and ultimately agreed with it and, as a result, stock options were granted to a limited number of senior employees. Unlike our regular stock options, which vest one-third in each of the three years following the grant, these options were intended to serve as a longer-term retention tool and thus only vest on the fourth anniversary of the grant (requiring the employee to remain with the company for at least that period of time) and extend for seven years. Note that our CEO at the time did not receive any of these stock options, as the board did not consider that he was at risk of leaving the company.

Lastly, we also made changes to our short-term incentive plan to align short-term incentive awards more closely with Pembina’s purpose and strategy, including performance goals related to ESG. You can read about the specific measures we used to assess performance in 2021 starting on page 75.

Compensation program

We review Pembina’s executive and director compensation philosophy and practices every year with assistance from Mercer, an independent external consultant. This review helps make sure executive compensation continues to be effective, remains competitive amongst our peers, is fair and reasonable, motivates the management team, retains talent, and attracts and supports new talent when needed.

We worked with Mercer in 2021 to carry out a comprehensive review of the executive compensation program and approved the following changes for 2021 and 2022.

2021

Short-term incentive plan – We began evaluating corporate performance based on performance in four categories linked to our four stakeholder groups: Investors, Customers, Communities, and Employees. This change directly aligns short-term incentive awards with Pembina’s purpose and strategy (see page 75 for details).

Medium- and long-term incentives – We reduced the weighting of options (proportionately increasing the weighting of RSUs) as part of a company-wide initiative to align better with our peers and to reduce stock dilution. As a result, we issued approximately 70% fewer options across the company in 2021 compared to 2020. Target pay at risk remains the same (see page 78 for details).

Performance peer group – We modified the 2021 performance peer group to focus on pipeline and midstream companies to better reflect Pembina’s operations, and to improve the relevance of the information – see pages 67 and 68 for details.

2022

Compensation peer group – We retained Mercer in 2021 to review our compensation peer group. As a result of mergers and acquisitions involving certain peer group companies, our compensation peer group had shrunk to nine companies, with the result that the loss of any one company could (and did) have a material impact on median compensation levels. We also determined that we should include U.S. companies in our compensation peer group, both because we now have material operations in the U.S., and also to ensure that the peer group contained a meaningful number of companies that approximate our size and complexity of operations (see pages 67 and 68 for details).

Pembina Pipeline Corporation ● 2022 Management Information Circular	56

Incentive plans – We are increasing the 2022 short-, and medium- and long-term incentive compensation targets to align more closely with the new compensation peer group.

Benefits – All eligible Canadian permanent employees moved from a standard set of benefits to a new flexible benefits program, where employees can choose from health, wellness and lifestyle benefits that are important to them. This program was rolled out in 2021 with an effective date of January 1, 2022.

CEO compensation: five-year look-back

One way the committee assesses how effectively the executive compensation program is aligning compensation with corporate strategy and performance is by comparing what the CEO was awarded in each of the past five years with what those amounts are worth over time. Over the past five years, more than 84% of the CEO’s target compensation was at risk, tied to our share price, and paid out over performance periods ranging from one to seven years (see page 66 for more information about our executive compensation program).

The graph below shows our former CEO’s target compensation for each of the last five years, and the realized and realizable value of awards granted as of December 31, 2021.

It shows that a significant portion of the compensation the former CEO earned over the past five years has been the direct result of our performance on the value of medium- and long-term incentives. It also tells us that our executive compensation program is meeting a key objective: to drive long-term performance while aligning executives with the interests of our shareholders.

Target total direct compensation includes target base salary tor the year, target annual incentive award (1.0x) and grant value of the medium- and long- term incentive awards for the calendar year, calculated on the date of grant.

Realized/realizable total direct compensation includes:

●

base salary, annual incentive award paid for the year, realized medium- and long-term incentive awards (the payout of vested RSUs and PSUs, including RSUs and PSUs accrued as dividend equivalents to the payment date, and the value of stock options exercised, if any, during the period for the respective grant years); and

●

the value at December 31, 2021 of unrealized medium- and long-term incentive awards (RSUs and PSUs outstanding, RSUs and PSUs accrued as dividend equivalents to the end of the year, and in-the-money stock options for the respective grant years), including vested and unvested securities. We have estimated the realizable value of the 2020 and 2021 PSU grants assuming PSUs vest at target.

Pembina Pipeline Corporation ● 2022 Management Information Circular	57

The board welcomes your feedback

This section of our circular is designed to help you understand the committee’s approach to human resources and compensation at Pembina. Last year, shareholders approved our approach to executive compensation with approximately 93.75 percent of votes cast in favour. We welcome your feedback on our decisions this year, and your vote at Pembina’s 2022 annual meeting of shareholders.

(signed) “Henry Sykes”

Henry Sykes

Chair, human resources, health and compensation committee

Pembina Pipeline Corporation ● 2022 Management Information Circular	58

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources, health and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and succession planning. See page 50 for information about the committee, its responsibilities and its activities in 2021.

Here’s where you can read about the key elements of our compensation program:		page

✓	Oversight by qualified, independent directors	59

✓	Compensation aligned with risk management	60

✓	Equity ownership and retention requirements	61

✓	Advice from independent compensation experts	61

✓	Compensation linked to performance and strategy	66

✓	Compensation in line with peers	63, 67

✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	71

✓	Incentive plan funding based on performance against targets linked to strategy and performance compared to our peers	75, 80

✓	Cap on cash bonus	73

✓	A disciplined process for making annual compensation decisions	69

✓	An extensive risk-assessment before compensation is finalized, including stress testing	70

✓	Clawback policy	61

✓	Anti-hedging policy	61

The human resources, health and compensation committee includes five directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to make sure the committee carries out its mandate effectively.

The table below shows the experience of the current members of the human resources, health and compensation committee. The governance, nominating and corporate social responsibility committee looks at the mix of skills and experience every year to make sure it remains appropriate.

Director	Areas of functional expertise	Key biographical details
Henry Sykes (Chair) (see his biography on page 27)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management • Legal and regulatory

•  Former energy industry president and director

•  Past Chair and member of the boards of Arts Common and the Arctic Institute of North America

•  Has a Bachelor of Economics, Bachelor of Laws and Master of Laws

•  Director and member of the compensation committees of a number of private companies active in the energy industry

•  Member of the committee since October 2, 2017

Anne-Marie Ainsworth (see her biography on page 17)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management • Legal and regulatory

•  Former energy industry president and CEO

•  Serves as a director for a number of public companies

•  Has a Bachelor of Science in chemical engineering and a Master of Business Administration from Rice University

•  Member of the committee since April 1, 2019

Pembina Pipeline Corporation ● 2022 Management Information Circular	59

Cynthia Carroll (see her biography on page 19)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management

•  Former CEO of a major mining company

•  Held numerous leadership roles with global organizations

•  Serves as a director for a number of public companies

•  Holds a Bachelor degree and Master of Science degree in Geology, a Master of Business Administration from Harvard University, an Honorary Doctorate of Science from the University of Exeter, an Honorary Doctorate of Laws from Skidmore College and an Honorary Doctorate of Economics from the University of Limerick

•  Member of the committee since May 8, 2020

Robert Gwin (see his biography on page 21)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management • Legal and regulatory

•  Former energy industry president and executive

•  Breadth of leadership roles across organizations

•  Holds a Bachelor of Science degree from the University of Southern California; a Master of Business Administration from the Fuqua School of Business at Duke University and earned his CFA from the CFA institute

•  Member of the committee since May 8, 2020

David LeGresley (see his biography on page 24)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management • Legal and regulatory

•  Senior executive level leadership experience

•  Current chair of the board of directors of Equitable Group Inc.

•  Holds a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School

•  Member of the committee since May 5, 2017

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure we promote shareholder value over the long-term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations.

Within this context, the human resources, health and compensation committee reviews and recommends to the board our compensation program and practices to:

•	align executive compensation with our short- and long-term goals;
•	reflect financial, operating and share performance, dividend payments and individual accomplishments; and
•	ensure that compensation aligns with the interest of our shareholders and encourages the right behaviour.

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
•	incorporating time and performance vesting features in medium- and long-term incentives;
•	using target ranges for the annual and long-term incentive plans to ensure grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping the amount executives can receive under the short-term incentive plan and share unit plan; and
•

having a balanced mix of short-, medium- and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources, health and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

•	building a strong governance culture and ensuring effective oversight;
•	implementing share ownership guidelines and retention periods;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executives and employees;
•	implementing a clawback policy that aligns with legislative and regulatory requirements;
•	requiring the full board to review and approve compensation recommendations for the CEO and the senior vice presidents; and

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•

engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

The human resources, health and compensation committee also makes sure our compensation plans and employee benefit programs are administered according to the laws and regulations and stock exchange policies which govern us, as well as our compensation objectives. The board has not identified any material risks in our compensation program or practices that might reasonably be expected to have a material adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices and introduced a clawback policy in 2015.

The policy applies to the CEO and all senior vice presidents and requires repayment of:

•

any incentive or equity-based compensation awarded based on incorrect data where we are required to restate our financial statements because of material non-compliance with any financial reporting requirement under any applicable securities laws; and

•	incentive or equity-based compensation if the board finds a senior officer has committed fraud, a breach of fiduciary duty or willful or reckless misconduct.

The board can, at its sole discretion, use reasonable efforts to recover compensation paid or granted to the officer, including cancelling unvested equity compensation awards, recovering the after-tax amount of incentive compensation paid and recovering profits realized from trading Pembina securities.

Building equity ownership and retention

The human resources, health and compensation committee believes officers and directors should show their commitment to Pembina by owning equity in the company. The human resources, health and compensation committee introduced share ownership guidelines in 2010. The guidelines require the CEO, senior vice presidents and directors to own a certain multiple of their base salary or retainer in common shares, RSUs or DSUs. See page 63 to read about our guidelines for directors and page 66 for our guidelines for the named executives. The employment agreements we have with the named executives require them to maintain their minimum share ownership for one year after termination of the agreement, except if termination occurs as a result of a change of control or a constructive dismissal.

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The human resources, health and compensation committee reviewed a number of regulatory developments and emerging best practices about executive compensation in 2021, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote (see page 38 for information about our shareholder engagement and page 14 for more information on the say on pay advisory vote).

Independent advice

The human resources, health and compensation committee has been working with Mercer since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee’s direction, work cooperatively with management to review or prepare material for the committee to review.

The human resources, health and compensation committee takes Mercer’s information and recommendations into consideration, but the committee’s decisions are its own responsibility. Mercer has completed an independence test and demonstrated their independence to the human resources, health and compensation committee’s satisfaction.

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Mercer’s mandate in 2021 included a comprehensive review of director and executive compensation, including:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	assessing the competitiveness of our compensation;
•	reviewing the design of our short- and long-term incentive plans;
•	attending each human resources, health and compensation committee meeting including an in-camera portion at each meeting; and
•	preparing officer tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2020 and 2021:

($ thousands)	2020 ($)	2021 ($)
Executive compensation-related fees	403	231
Fees for services related to determining compensation for our directors and officers
All other fees	696	1,203

Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, annual compensation surveys for Canada and the U.S. and miscellaneous consulting services related to employee compensation and human resources matters[1]

Total	1,099	1,434

[1]	The committee does not pre-approve these services.

The human resources, health and compensation committee reviewed Mercer against the following six factors and confirmed its independence for 2021:

•	the other services Mercer provides to Pembina;
•	Mercer’s bills to Pembina as a percentage of Mercer’s total revenues;
•	Mercer’s policies and procedures to prevent conflicts of interest;
•	whether the Mercer advisor has any business or personal relationships with a member of the human resources, health and compensation committee;
•	whether the Mercer advisor, and his or her immediate family, own any Pembina shares; and
•	whether Mercer or its advisor has any business or personal relationships with a Pembina executive.

Management may retain other advisors from time to time, if necessary.

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Director compensation

We pay non-executive directors an annual retainer (in cash and equity) and additional amounts for committee memberships and chairing committees. This compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near- and long-term interests of directors with those of our shareholders; and
•	is competitive with the market.

The CEO is compensated in the role of President and CEO and does not receive director compensation.

Director compensation package

The table below shows our director fee schedule for 2021 and 2022. Director fees did not increase from 2020 to 2021. In 2021, the human resources, health and compensation committee recommended to the board an increase in the annual retainer for the chair and members of the board for 2022 to more closely align director compensation to our director compensation peer group.

Retainers		2021	2022

Board chair	Annual retainer	400,000	460,000

Board member	Annual retainer	205,000	235,750

Committees	Audit committee chair retainer	28,500	28,500

	CEO succession committee chair retainer	-	25,000

	Human resources, health and compensation committee chair retainer	22,500	22,500

	Other committee chair retainer	17,500	17,500

	Audit committee member retainer	15,000	15,000

	CEO succession committee member retainer	-	15,000

	Other committee member retainer	12,500	12,500

To help ensure they can meet their share ownership guideline within five years of joining the board, directors are required to take at least 50% of total director compensation as equity until they have met their share ownership guidelines. Directors may elect to take up to 100% of their compensation as equity. The rest of the compensation is paid in cash, quarterly in arrears.

The equity portion of the retainer is paid in deferred share units (DSUs) under our deferred share unit plan. A DSU is a notional share that has the same value as one common share. Its value changes with our share price. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director’s account but are paid out only after the director retires from the board (and must be redeemed within a year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs he or she holds (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the redemption date.

Compensation in line with our peers

To ensure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The human resources, health and compensation committee engages outside consultants every year to compare our director compensation practices and levels with companies with which we compete for talent. The 2021 director compensation peer group includes 10 publicly listed companies from the oil and gas and energy utility sectors. These are the same companies that make up the named executive compensation peer group for 2021 (see page 67 for a listing and a discussion of the selection process). To increase the compensation peer group’s focus on pipeline and midstream companies to better reflect Pembina’s operations and increase the relevance of the information, Keyera Cop., Kinder Morgan Inc., Magellan Midstream Partners L.P., Targa Resources Corp and The Williams Companies Inc. have been added to the group for 2022 among others.

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Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity, so we introduced share ownership guidelines in 2010.

Non-management directors must own three times their annual board retainer in Pembina equity. Common shares and DSUs (including the DSUs they accrue as dividend equivalents) can be used to meet the guideline, but at least 50% of the equity must be in common shares.

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of March 18, 2022. As of that date, all current directors were in compliance with the guidelines or, in the case of Ms. Carroll and Mr. Gwin, had time from their date of appointment or election, as applicable, to meet the guidelines.

As at March 18, 2022, non-management directors as a group beneficially owned, directed or controlled 326,234 common shares and 237,363 DSUs with a combined value as of March 17, 2022 of $25,764,454.

	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines

Randall Findlay	138,321	6,322,653	1,699,410	8,022,063	1,380,000	yes

Anne-Marie Ainsworth[3]	23,830	1,090,599	1,152,552	2,243,151	893,893	yes

Cynthia Carroll[3]	0	0	222,647	222,647	893,893	on track	[4]

Maureen Howe	25,000	1,142,750	596,440	1,739,190	707,250	yes

Robert Gwin[3]	0	0	222,647	222,647	893,893	on track	[4]

Gordon Kerr	10,400	475,384	1,730,179	2,205,563	707,250	yes

David LeGresley	59,789	2,732,955	1,860,282	4,593,237	707,250	yes

Leslie O’Donoghue	35,588	1,626,727	1,888,067	3,514,794	707,250	yes

Bruce Rubin[3]	20,000	915,316	886,271	1,801,587	893,893	yes

Henry Sykes	13,306	608,217	591,358	1,199,575	707,250	yes

[1]	Calculated using $45.71 per share (the closing price of our common shares on the TSX on March 17, 2022).

[2]

DSU value is estimated at $45.71 per share (the closing price of our common shares on the TSX on March 17, 2022). Includes DSUs that accrue as dividend equivalents. As of the date of this circular, the DSUs to which the directors are entitled in respect of 2022 fees have been accrued but not yet granted.

[3]

Ms. Ainsworth, Ms. Carroll, Mr. Gwin and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth’s, Ms. Carroll’s, Mr. Gwin’s and Mr. Rubin’s equity ownership requirements are also in U.S. dollars and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.2639 on March 17, 2022. The value of their common shares is calculated using US$36.21 per share (the closing price of our common shares on the NYSE on March 17, 2022) and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.2639 on March 17, 2022.

[4]

Ms. Carroll and Mr. Gwin have five years from the date of their appointment to the board on May 8, 2020 to meet the share ownership guidelines. They received their initial grants of DSUs in January 2021.

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Director summary compensation table

The table below shows the value of all compensation paid to directors in 2021. Mr. Dilger did not receive director compensation while he was CEO because he was compensated in his role as CEO.

	2021 fees ($)		All other compensation ($)	Total compensation ($)	Allocation of 2021 fees ($)[4]
	Annual retainer	Committee chair/ member retainer			Cash	DSUs[2]

Randall Findlay (chair)	400,000	12,500	–	412,500	206,250	206,265

Anne-Marie Ainsworth[3]	259,284	33,803	–	293,087	144,473	149,526

Cynthia Carroll[3]	259,284	35,761	–	295,045	149,593	146,326

Maureen Howe	205,000	38,066	1,000	244,066	243,066	nil

Robert Gwin[3]	259,284	35,761	2,000	297,045	149,593	146,326

Gordon Kerr	205,000	32,160	–	237,160	114,160	123,016

David LeGresley	205,000	25,000	2,000	232,000	92,000	137,984

Leslie O’Donoghue	205,000	27,500	–	232,500	–	232,485

Bruce Rubin[3]	259,284	34,782	2,000	296,066	147,033	147,942

Henry Sykes	205,000	37,500	–	242,500	121,250	121,238

Total	2,462,136	312,833	7,000	2,781,969	1,367,418	1,407,537

[1]	Retainers awarded, earned, paid or payable for 2021.

[2]	The amount of 2021 fees that directors elected to receive as DSUs.

[3]

Ms. Ainsworth, Ms. Carroll, Mr. Gwin and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. Their fees have been converted to Canadian dollars using the Reuters end of day U.S. Canadian dollar foreign exchange rate of $1.2648 on December 31, 2021.

[4]	DSUs are granted in whole units, so the total Allocation of fees can be slightly different from Total compensation due to rounding.

Deferred share unit awards

The table below shows all DSUs held by directors as at December 31, 2021. We do not grant options to directors. We estimated the value of DSUs awarded at $38.37 per share (the closing price of our common shares on the TSX on December 31, 2021).

	Number of DSUs held			Total value of share-based awards on December 31, 2021 ($)
	Awarded	Accrued as dividend units	Total

Randall Findlay (chair)	29,620	7,014	36,634	1,405,647

Anne-Marie Ainsworth	20,305	4,541	24,846	953,341

Cynthia Carroll	4,526	274	4,800	184,176

Maureen Howe	10,583	2,274	12,857	493,323

Robert Gwin	4,526	274	4,800	184,176

Gordon Kerr	29,117	8,180	37,297	1,431,086

David LeGresley	31,406	8,696	40,102	1,538,714

Leslie O’Donoghue	32,881	7,820	40,701	1,561,697

Bruce Rubin	16,262	2,843	19,105	733,059

Henry Sykes	11,050	1,698	12,748	489,141

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Executive compensation

Our compensation strategy

Our executive compensation links corporate strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with strategy and performance by:

•	fostering a pay-for-performance philosophy whereby the majority of executive compensation is variable and linked to performance;
•	using performance measures that are directly tied to our corporate strategy;
•	linking the payout of our performance-based medium-term incentive to our performance relative to our performance peer group; and
•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See pages 75 and 80 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year through third party consultants to ensure it continues to support shareholder interests, continues to be effective, remains competitive relative to our peers, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

As with directors, we introduced share ownership guidelines for the CEO and senior vice presidents to ensure their interests are aligned with the interests of shareholders and to demonstrate their commitment to the company.

The CEO and senior vice presidents must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs (including the RSUs they accrue as dividend equivalents). The following table shows the required multiple for the named executives, which increases by level of responsibility. At least 50% of the share ownership requirement must be in common shares. Officers who are appointed to a position that has a higher share ownership requirement have five years from the date of their new appointment to meet the guidelines.

Mr. Goldade does not have equity ownership requirements in his capacity as interim CFO. Mr. Burrows, in his role as interim President and CEO, had a 2021 share ownership requirement of 2x his base salary, equivalent to his share ownership requirements for his former role as Senior Vice President and CFO. In February 22, 2022, when he was appointed to President and CEO, his share ownership requirement increased to 5x his base salary, which he must meet by 2027. Mr. Dilger and Mr. Andersen are not included in the table below because they left the company on November 19, 2021 and February 22, 2022, respectively.

The CEO and senior vice presidents have to continue to meet their share ownership guideline for one year after leaving the company, except if their departure occurs as a result of a change of control or constructive dismissal.

The following table shows the equity ownership guidelines and the holdings of the continuing named executives as of March 18, 2022. Each of them either met or was on track to meet their share ownership requirements as of that date.

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	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs2’3 ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines

Scott Burrows[4] President and CEO	5x	20,022	915,206	6,170,762	7,085,968	6,250,000	on track

Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	2x	31,108	1,421,947	1,044,732	2,466,679	1,170,000	yes

Jaret Sprott Senior Vice President & Chief Operating Officer, Pipelines and Facilities	2x	19,923	910,680	905,447	1,816,127	1,100,000	yes

[1]	Calculated using $45.71 per common share (the closing price of our common shares on the TSX on March 17, 2022).
[2]	Estimated using $45.71 per common share (the closing price of our common shares on the TSX on March 17, 2022). You can find details about our RSU plan on page 77.
[3]

Value of RSUs differs from value of RSUs in the Outstanding share-based and option-based awards table on page 90 as the values in the above table include all RSUs outstanding as of March 17, 2022 (and therefore include 2022 RSU grants) whereas the Outstanding share-based and option-based awards table on page 90 includes the value of all RSUs outstanding as of December 31, 2021. Values in the above table were also estimated using $45.71 per common share (the closing price of our common shares on the TSX on March 17, 2022) versus $38.37 per common share (the closing price of our common shares on the TSX on December 31, 2021).

[4]	As a result of his appointment as President and CEO, effective February 22, 2022, Mr. Burrows will be required to meet an expanded share ownership level of 5x his base salary by 2027.

Compensation in line with our peers

To ensure executive compensation is fair and competitive, we benchmark compensation and performance against two peer groups of companies we compete with for talent.:

•	Compensation peer group – used to set base salary, total cash compensation and total direct compensation.
•	Performance peer group – used to assess our relative corporate performance when paying out PSUs under our medium term incentive plan.

When choosing peer companies, we look for companies that are similar to us in size, scale and industry, while also considering corporate strategy, business objectives and participation in similar markets. In particular, we consider, among other things:

•	Industry – we focus primarily on energy infrastructure/general infrastructure companies, as this ensures our performance and pay are competitive against leading companies we compete with directly.
•

Size/complexity – this is multi-dimensional and includes financial measures such as revenue, market capitalization, total assets, enterprise value and earnings before interest, taxes, depreciation and amortization (EBITDA), as well as non- financial measures such as scope of operations, location of operations and business objectives.

While the compensation peer group includes companies from the oil and gas sector, we also consider companies operating outside the energy infrastructure industry that we compete with directly for executive talent. We look at companies in the Mercer survey, and other companies with publicly available disclosure documents. We also look at the public disclosure other companies in the sector as necessary to ensure the sample size is large enough.

Target total direct compensation for our executives (salary plus incentives) is generally set at the 50th percentile of the compensation peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

2020 and 2021 peer groups

Compensation peer group

There were no changes to the compensation peer group for 2021. For 2022, the human resources, health and compensation committee retained Mercer to review the compensation peer group, and recommended:

•

selecting companies that more closely align Pembina to the 50th percentile on most financial metrics, including assets, EBITDA, market capitalization, and enterprise value, in response to the consolidation of smaller peers; and

•	introducing US companies, since the previous peer group had become too small because of consolidation in the Canadian energy sector.

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The 2022 compensation peer group has 19 companies: six new U.S. companies and four new Canadian companies. Inter Pipeline Ltd. was removed because it was delisted in 2021.

Performance peer group

For 2021, the human resources, health and compensation committee recommended changes to the performance peer group to increase its focus on pipeline and midstream companies, to better reflect Pembina’s operations and improve the relevance of the information. This required adding additional U.S. peers. Kinder Morgan Inc., Magellan Midstream Partners L.P., Targa Resources Corp and The Williams Companies Inc. were added, among others, and Emera Inc. and Fortis Inc. were removed. There are no changes to the performance peer group for 2022.

The table below shows the 2021 and 2022 compensation and performance peer groups.

	Compensation peer group (used to set target compensation)		Performance peer group (used to determine our relative TSR and to calculate the PSU multiplier – see pages 80 and 81

Energy Infrastructure/lnfrastructure	2021	2022	2021	2022

AltaGas Ltd.		X	X	X

Canadian Pacific Railway Limited		X

Enbridge Inc.	X	X	X	X

Enterprise Products Partners L.P.		X	X	X

Inter Pipeline Ltd.	X

Keyera Corp.		X	X	X

Kinder Morgan Inc.		X	X	X

Magellan Midstream Partners L.P.		X	X	X

ONEOK, Inc.		X	X	X

Plains All American Pipeline, L.P.		X	X	X

TC Energy Corporation	X	X	X	X

The Williams Companies Inc.			X	X

Targa Resources Corp.		X	X	X

Oil & Gas – exploration and production

Canadian Natural Resources Limited	X	X

Cenovus Energy Inc.	X	X

Imperial Oil Ltd	X	X

Ovintiv Inc.	X	X

Suncor Energy Inc.	X	X

Utilities

Emera Inc.	X	X

Fortis Inc.	X	X

Diversified mining

Teck Resources Limited		X

Total	10	19	11	11

The table below shows where we ranked against our 2021 and 2022 compensation peers as at December 31, 2021, based on total assets, revenue, EBITDA, market capitalization and enterprise value.

	Percentile as at December 31, 2021[1]

	2021 compensation peer group	2022 compensation peer group

Total assets	25%	30%

Revenue	25%	20%

EBITDA	25%	35%

Market capitalization	30%	40%

Enterprise value	40%	45%
[1]	Percentiles are approximate. Source: Bloomberg

Pembina Pipeline Corporation ● 2022 Management Information Circular	68

Compensation process

Establish performance goals

In February of each year, management recommends to the human resources, health and compensation committee for review and recommendation to the board for approval:

• qualitative and quantitative corporate and individual performance goals for the short-term incentive plan; and

• quantitative performance goals for the PSUs under the medium-term incentive plan.

Performance goals include the core commercial, financial, safety, ESG and operational objectives in our strategic plan, which is prepared by the executives and approved by the board and are aligned with our four stakeholder groups. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and recommends the performance goals to the board for approval.

Review competitiveness

Before the end of November every year, the human resources, health and compensation committee:

• carries out an annual benchmarking review of total compensation, with the help of its independent consultant;

• establishes and recommends to the board for approval a compensation peer group to use as a reference point for assessing compensation competitiveness; and

• establishes a performance peer group used as part of the performance vesting conditions for the PSUs under the long-term incentive plan.

Recommend compensation plan design changes and target total compensation

Plan design

Management reviews our compensation and benefit programs and makes recommendations to the human resources, health and compensation committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO makes recommendations to the human resources, health and compensation committee for target total compensation and compensation mix for each senior vice president. The committee, with input from its independent consultant:

• reviews the CEO’s compensation recommendations for senior vice presidents;

• determines target total compensation and compensation mix for the CEO;

• recommends to the board target total compensation and compensation mix for the year for the CEO and other executives. Target total compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it higher or lower, typically between the 25th and 75th percentile depending on the skill, competency and experience of each executive; and

• determines if any plan changes are required.

Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The human resources, health and compensation committee:

• reviews management’s analysis;

• consults with external advisors;

• reviews our performance against the performance peer group;

• considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and

• approves and recommends to the board funding of the short-term incentives and medium-term incentives based on results.

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Determine compensation

The CEO makes recommendations to the human resources, health and compensation committee on each element of compensation for each senior vice president based on corporate and individual performance.

The human resources, health and compensation committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the CEO’s recommendations for the senior vice presidents.

The committee’s recommendations to the board and review are based on the following:

• recommendations from the CEO;

• performance against corporate goals;

• individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

• competitiveness of total compensation based on our corporate performance; and

• the proportion of each compensation component relative to total compensation, with the expectation that the senior vice presidents should have the highest amount and proportion of compensation at risk.

While the short-, medium- and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The human resources, health and compensation committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Finalize compensation awards

The human resources, health and compensation committee, with input from its independent consultant:

• prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of corporate performance to compensation and how compensation supports our strategy and the achievement of our corporate objectives; and

• presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the compensation peer group as a guideline.

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (salary plus incentives) at the 50th percentile of our peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

	Component	Objective	Form	Performance period

Fixed compensation	Base salary	Compensate executives for performing day-to- day responsibilities.	• cash	ongoing

Variable compensation	Short-term incentive	Motivate executives to meet annual corporate and individual goals.	• annual cash bonus	one year

Medium-term incentive

Align compensation with medium-term corporate performance compared to our peers, and the interests of shareholders.

RSUs receive a lesser weighting in the compensation mix calculation of medium-term incentives than PSUs because they are not at risk. PSUs are entirely at risk.

			• RSUs • PSUs	three years (RSUs vest 1/3 each year, PSUs vest after three years)

	Long-term incentive	Align compensation with long-term corporate performance, and the interests of shareholders.	• stock options	seven years (stock options vest 1/3 each year)

Pembina Pipeline Corporation ● 2022 Management Information Circular	70

	Component	Objective	Form	Performance period

Other compensation	Benefits	Provide market competitive benefits

• group life, accidental death and dismemberment, disability and extended health and dental insurance

• savings plan (Pembina matches employee contributions to a maximum of 5% of annual salary)

• non-taxable health spending account or taxable wellness spending account ongoing

	Pension (see page 94)	Provide market competitive benefits	• defined benefit plan	ongoing

	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

Compensation mix

The human resources, health and compensation committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2021 target total direct compensation mix for the CEO and an average for our other named executives, as determined by the human

New in 2021: We reduced the weighting of options and proportionately increased the weighting of RSUs this year, as part of a company-wide initiative to align better with our peers and to reduce stock dilution.

resources, health and compensation committee in February 2021 for individuals in those positions at that time. The short-, medium- and long-term incentives are at risk because their value is based on specific performance criteria and payout is not guaranteed.

For 2021, 84% of the CEO’s target total direct compensation and 76% of the average target total direct compensation for the other named executives was at risk, directly aligning corporate and individual performance with the interests of shareholders.

Pembina Pipeline Corporation ● 2022 Management Information Circular	71

2021 Compensation

The board reviewed Pembina’s 2021 performance and the recommendations by the human resources, health and compensation committee, and approved the following decisions on executive pay.

This year’s incentive awards were based on our performance against targets that were set at the beginning of 2021. We did not adjust these targets during the year or make any adjustments to calculated results. You can read more about our compensation strategy starting on page 66.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2021, compared to 2020. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium- and long term incentive awards. See below for a discussion of each component.

Other than Mr. Dilger, each of the named executives received one-time retention awards in 2021, which were allocated to stock options – see pages 56 and 78 for details.

On November 19, 2021, Mick Dilger, Pembina’s former President and CEO, left the company. Scott Burrows, formerly the Senior Vice President and CFO, was appointed to the role of interim President and CEO and Cameron Goldade, formerly the Vice President, Capital Markets, was appointed to the position of interim CFO to replace Mr. Burrows. In recognition of the new and greater responsibilities and market benchmarks associated with their new positions, the board approved the following compensation arrangements for Mr. Burrows and Mr. Goldade in 2021:

•	their salaries were increased effective November 19, 2021 (see pages 73 and 89)
•	they were each granted an RSU award (see pages 79 and 89)
•	their 2021 short-term incentives were granted based on their targets in their previous roles and the actual salaries they received in 2021 (see pages 74 and 89).

Turn to page 84 for additional information about each continuing named executive.

Value of direct compensation received1

	2020 ($)	2021 ($)	Change	2021 amount at risk

Scott Burrows[2] Interim President and CEO (previously, Senior Vice President and Chief Financial Officer)	2,440,319	7,262,659	197.6%	90.8%

Cameron Goldade[3] Interim CFO (previously, Vice President, Capital Markets)	-	1,619,586	-	80.2%

Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	2,259,046	2,938,100	30.1%	80.6%

Jaret Sprott[4] Senior Vice President & Chief Operating Officer, Facilities	-	2,926,100	-	84.6%

Harry Andersen	1,810,069	2,896,250	60.0%	84.5%

Mick Dilger	7,599,667	7,761,062	2.1%	86.2%

[1]	See Summary compensation table on page 89 for information about how we calculate the value of RSUs, PSUs and options.
[2]

Mr. Burrows was appointed interim President and CEO effective November 19, 2021. His year-over-year increase reflects his increase in salary as well as his RSU award grant, commensurate with the new and greater responsibilities and market benchmarks associated with his role as interim President and CEO, as well as the one-time stock option retention award. Mr. Burrows was subsequently appointed by the board as the President and CEO, effective February 22, 2022.

[3]	Mr. Goldade was appointed interim CFO of the company effective November 19, 2021. He was not a named executive in 2020.
[4]

Mr. Sprott was not a named executive in 2020. In addition, Mr. Sprott was subsequently appointed by the board as the Senior Vice President and Chief Operating Officer, Pipelines and Facilities, effective February 22, 2022.

Pembina Pipeline Corporation ● 2022 Management Information Circular	72

The graphics below show the mix of compensation paid for 2021 to named executives who continue to be employed by Pembina and were in their positions as at December 31, 2021: Scott Burrows, Cameron Goldade, Stuart Taylor and Jaret Sprott.

Base salary

Base salaries are reviewed annually and are set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations. The table below shows each named executive’s annual base salary as at December 31, 2021 other than in respect of Mr. Dilger, whose annual base salary is shown as at November 19, 2021 (his last day with the company).

	2020 ($)	2021 ($)	Change

Scott Burrows[1]	600,000	1,200,000	100.0%

Cameron Goldade[1,2]	-	475,000	-

Stuart Taylor	570,000	570,000	0%

Jaret Sprott[2]	-	450,000	-

Harry Andersen	450,000	450,000	0%

Mick Dilger	1,200,000	1,200,000	0%

[1]

Mr. Burrows and Mr. Goldade were each granted a salary increase effective November 19, 2021 (the date they were appointed to their interim roles) in recognition of the new and greater responsibilities and market benchmarks associated with their new positions (see page 55 for information about their appointments).

[3]	Mr. Goldade and Mr. Sprott were not named executives in 2020.

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate and individual objectives tied to our core strategy.

The award is calculated as a percentage of base salary. It can be as low as 0 and has a cap based on level. The target is market competitive and depends on the responsibility of the role. The table below shows the short-term incentive targets for the named executives as of the end of 2021.

	Potential short-term incentive award as a percentage of salary
	minimum	target	cap

CEO	0	100	200

Other named executives	0	70	140

We calculate each award by multiplying the named executive’s short-term incentive target by their salary and performance multiplier (which is different for each named executive and can range from 0 to 2).

Pembina Pipeline Corporation ● 2022 Management Information Circular	73

Each performance multiplier is calculated based on performance against both corporate and individual goals that are set at the beginning of each year, using the weightings shown in the formula below:

• corporate performance is linked to our four stakeholder groups: customers, investors, employees and communities, aligning short-term incentive awards with Pembina’s purpose and strategy and include core financial, ESG, commercial and

New in 2021: We began evaluating corporate performance in four categories linked to our four stakeholder groups. This directly aligns short-term incentive awards with Pembina’s purpose and strategy.

operational goals in our strategic plan. You will find a discussion of this year’s targets and results starting on page 75; and
•

individual goals and multipliers are also tied to our strategy but are not publicly disclosed for competitive reasons. You can read about each continuing named executive’s individual performance starting on page 84.

The human resources, health and compensation committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures. In 2021, the human resources, health and compensation committee used its discretion to adjust the corporate multiplier from 1.264 to 1.35 — see page 76 for details.

2021 short-term incentive award

The table below shows how we calculated each named executive’s short-term incentive award for 2021.

Performance was measured against targets that were set at the beginning of 2021. We did not adjust these targets during the year or make any adjustments to the calculated results.

Awards, which are paid out in 2022, were above target for each of the named executives, and approved by the human resources, health and compensation committee. Mr. Burrows and Mr. Goldade’s awards were granted based on their targets in their previous roles and the actual salaries they received during the year (see page 55 for information about their new appointments).

	Base salary ($)		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive award ($)

Scott Burrows	672,329	X	70%	X	1.55	=	729,477

Cameron Goldade	320,616	X	35%	X	1.49	=	167,200

Stuart Taylor	570,000	X	70%	X	1.32	=	525,100

Jaret Sprott	450,000	X	70%	X	1.42	=	446,100

Harry Andersen	450,000	X	70%	X	1.32	=	416,250

Mick Dilger	1,068,182	X	100%	X	1.39	=	1,472,880

Pembina Pipeline Corporation ● 2022 Management Information Circular	74

How we calculated the corporate performance multiplier

In 2021, we started evaluating corporate performance based on performance in four categories linked to our four stakeholder groups: customers, investors, employees and communities. This change directly aligns short-term incentive awards with Pembina’s purpose and strategy. The multipliers for each category, and the corporate performance multiplier, are calculated out of a maximum of 2. Financial measures (now in the investor category) continue to have the highest weighting.

The board has the discretion to make adjustments to the overall corporate multiplier, which it did for the reasons outlined below, resulting in a final corporate multiplier of 1.35 for 2021.

The table below summarizes our 2021 performance in each category. Scores range from 0 for performance below threshold, to a maximum of 2. Performance within a range of target achieves a score between 0 and 2. The total score in each category reflects the aggregate scores achieved across all divisions.

	Performance area	Key measures	Performance highlights	Total score

Customer measures 20%	Project implementation (5%)

Execute 2021 major capital projects materially on time and on budget.

Projects are selected at the beginning of 2021, and each project is weighted based on its target cost as a percentage of the total target cost for all selected projects.

Performance for each project is assessed:

• 60% on budget performance

• 40% on time performance

All selected capital projects were materially on time and, in aggregate, under budget.

$500 million of assets were placed into service, including the Prince Rupert Terminal, a new northeast British Columbia terminal and the Vancouver Wharves terminal expansion.

	Previous acquisition synergies (5%)	Integrate and achieve Kinder Morgan synergies	Put approximately 14,000 bpd into service on the Cochin pipeline, negotiated contracts with Vancouver Wharves customers, and achieved general and administrative synergies through our organizational design work.	0.912
	Execution of binding agreements (5%)	Extend and diversify the company’s earnings growth by executing $500 million of ‘net capital’ incremental acquisitions, equivalent green-field or brown-field capital commitments.	Continued value engineering work on Peace Phase VIII and progressed engineering for an expansion to the Prince Rupert Terminal.
	Strategic long-term opportunities (5%)	Be awarded, qualitatively and discretionarily, long-term defense, growth and business diversity opportunities.

Entered into significant agreements, including progressing the Cedar LNG partnership with the Haisla Nation, the exclusivity agreement for midstream services to a Northeast British Columbia Montney producer, and the recontracting of Alliance Pipeline.

Pembina Pipeline Corporation ● 2022 Management Information Circular	75

	Performance area	Key measures	Performance highlights	Total score

Investor measures 40%	Return on invested capital (ROIC) (35%)

Keep invested capital in service (CIS) within annual budget.

Components are weighted as follows:

• Asset revenue/capital in service – 7.5%

• Marketing revenue/capital in service – 5.0%

• Operating cost/capital in service – 7.5%

• Net general & administrative expenses/CIS – 7.5%

• Total ROIC – 7.5%

Achieved very positive financial results in 2021, closing out the year under budget while also achieving the high end of the guidance range and delivering shareholder value.

	Cost optimization (2.5%)	Implement Deloitte optimization findings.	Undertook significant optimization activities, including organizational design work and technology opportunities designed to achieve ongoing efficiencies.	1.194

Maintaining financial guardrails (2.5%)

Pembina’s financial guardrails are:

• maintain target of 80% fee-based contribution to adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA);

• target <100% payout of fee-based distributable cash flow;

• maintain a strong “BBB” credit rating; and

• target dividend payout of <100% of fee-for- service cash flow.

Stayed well within our financial guardrails, improved our debt-EBITDA ratio, and maintained our strong BBB rating due to the ongoing strength of our balance sheet.

Employee measures 20%	Safety, integrity and environment (15%)

Meet or exceed Canadian Energy Pipeline Association (CEPA) benchmarks

• Hazards identified

• Safety and Albert Motor Association driver training

• Safety orientations

• Positive safety recognitions

• Planned routine inspections

• Corrective actions

Continued to demonstrate strong positive safety culture behaviors and deliver an employee safety record that exceeds the industry average. Experienced a fatality of one of our subcontractors on the Peace Pipeline construction project, resulting in a negative adjustment by the safety, environment and operational excellence committee.

	Diversity, equity and inclusion (2.5%)	Meet year 1 targets under board-approved five- year inclusion and diversity plan.	Established corporate EDI targets and a multiyear roadmap, reached nearly 30% gender diversity on the executive team, established a Conversations for Change series featuring employees from diverse backgrounds, stood up Inclusion Networks, and developed EDI foundational training.	1.394

	Employee engagement (2.5%)	Meet or exceed employee engagement target.	Based on engagement survey results received in January.

Community measures 20%	ESG performance (10%)	Improve results on Pembina’s ESG performance index.	Environmental and governance ratings agencies continued to improve.
	Emissions intensity (5%)	Meet one-year targets under board-approved five-year emission intensity plan, with annual glide path to 2030 targets.	Published emission targets, developed implementation glidepath, announced Project Alberta and signed a renewable power purchase agreement.

Each performance area is weighted evenly	Impact on communities (2.5%)	Provide net positive impact in operating communities.	Announced two leading Canadian Indigenous partnerships, launched Prince Rupert Terminal with widespread stakeholder support, and maintained commitments to communities.	1.625

	External relationships (2.5%)	Retain constructive external relationships.

Received positive feedback from customers and shareholders via Top Gun report, achieved rating agency upgrade, and maintained positive media coverage and market sentiment, particularly with respect to the IPL bid.

Pembina Pipeline Corporation ● 2022 Management Information Circular	76

After reviewing the calculated short term incentive plan scorecard, the board also took into consideration that the company achieved the above accomplishments while simultaneously dealing with the impacts of the COVID-19 pandemic, the organization’s optimization work, a large-scale re-organization, and the considerable effort and discipline the company managed throughout its proposed acquisition of Inter Pipeline Ltd. As a result, the board has made a positive adjustment to the calculated multiplier resulting in a final corporate multiplier of 1.35x.

Medium- and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium- and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina and encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium- and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary and are set using competitive market data about our peer group.

The table below summarizes our current medium- and long-term incentive plans. You will find more information about the medium- and long-term incentive plans on pages 99 to 101.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan

Link to strategy

Align compensation with the medium-term nature of some of our projects.

Reward participants for growth in the medium-term based on the trading price of our common shares and total shareholder return compared to peers.

Retention tool.

Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term based on trading price of our common shares. Retention tool.

Eligibility	Executives Employees	Executives Senior Level and Management Employees

Award	RSUs PSUs RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 100). Options cannot be assigned or transferred.

Frequency	Granted every year.	Granted every year. Issued on one or more days during the year as specified at the time of the grant. Previous year’s grants are not taken into account when considering new grants.

Term	Three years	Seven years

Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None

Vesting

RSUs

RSUs granted to executives and employees vest:

• 1/3 vest on December 31 of the year granted;

• 1/3 vest on December 31 of the second year from the year granted; and

• 1/3 vest on December 31 of the third year from the year granted.

PSUs

• Vest if performance vesting conditions have been met at the end of three years. See page 79 for details on 2021 performance vesting conditions.

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.

Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

Pembina Pipeline Corporation ● 2022 Management Information Circular	77

2021 medium- and long-term incentive awards

The table below shows the medium- and long-term incentives granted to our named executives for 2021. The awards are granted based on the annual salary and targets at the time of grant. These incentives were all granted at target. There was no change to targets in 2021, however, we reduced the weighting allocated to stock options, and proportionately increased the weighting of RSU’s as part of a companywide initiative to be more in line with our peers and to reduce stock dilution.

The table below also includes one-time retention stock options granted to certain senior leaders in March 2021, and RSU awards granted to Mr. Burrows and Mr. Goldade in November 2021 -see below and pages 55 and 56 for more information.

In March 2021, following the recommendation of the human resources, health and compensation committee, the board authorized a one-time grant of retention stock options to certain senior leaders, including each of the named executives other than Mr. Dilger This award was allocated to stock options that vest after four years with a seven-year term.

As a general matter, the board believes that the company’s existing compensation program and incentive plans adequately compensate our leadership team and the decision to grant these one-time retention awards on an ad hoc basis was only made after careful thought and deliberation. The one-time retention awards were granted to maintain consistency in company leadership necessary to achieve our short and long-term goals in light of unique circumstances at that time, including:

•	the recent retirement of two senior officers and the considerable efforts of, and additional responsibilities taken on by, the rest of Pembina’s leadership team;
•	the risk of losing some of our most critical and valuable members of leadership as competitors actively sought to recruit certain key employees; and
•	the company’s continued ability to deliver strong results in the face of global economic and health uncertainties and challenges.

The human resources, health and compensation committee and the board also considered the importance of retaining and motivating senior leadership to remain focused on long-term success and of maintaining strong alignment with the interests of our shareholders, as well as the considerable difficulties associated with attracting talented individuals to replace existing leaders given prevailing market conditions at the time. After careful consideration of these factors and the recommendation of the human resources, health and compensation committee, available alternatives and robust discussions, the board determined that the one-time grant of retention stock options to certain senior leaders was in the best interests of the company.

The board believes that the one-time grant of retention options was critical in retaining key members of leadership and appropriately recognize their extraordinary efforts and contributions during a period of transition and uncertainty. Nevertheless, the board does not intend to continue to grant special retention options moving forward.

In addition, commensurate with the new and greater responsibilities and market benchmarks associated with their new interim roles, Mr. Burrows and Mr. Goldade were also each granted RSU awards in November 2021. The RSUs vest 100% after three years.

Pembina Pipeline Corporation ● 2022 Management Information Circular	78

	Base salary		Medium-and long-term incentive target	Medium-and long-term incentive grant			Allocation
					Medium-term incentives		Long-term incentive
					RSUs[1]	PSUs[1]	Options[2]
Scott Burrows	$600,000	x	240% =	$1,440,000	$432,000	$720,000	$288,000
					13,280	22,133	60,632
			Additional awards:	$4,425,000	$3,000,000	–	$1,425,000
					71,908[3]	–	300,000[4]
Cameron Goldade	$300,000	x	100% =	$300,000	$120,000	$150,000	$30,000
					3,689	4,611	6,316
			Additional awards:	$832,514	$500,000	–	$332,500
					11,985[3]	–	70,000[4]
Stuart Taylor	$570,000	x	240% =	$1,368,000	$410,400	$684,000	$273,600
					12,616	21,027	57,600
			Additional awards:	$475,000	–	–	$475,000
					–	–	100,000[4]
Jaret Sprott	$450,000	x	240% =	$1,080,000	$324,000	$540,000	$216,000
					9,960	16,600	45,474
			Additional awards:	$950,000	–	–	$950,000
					–	–	200,000[4]
Harry Andersen[5]	$450,000	x	240% =	$1,080,000	$324,000	$540,000	$216,000
					9,960	16,600	45,474
			Additional awards:	$950,000	–	–	$950,000
					–	–	200,000[4]
Mick Dilger[6]	$1,200,000	x	435%	$5,220,000	$1,043,985	$2,610,015	$1,566,000
					32,093	80,234	329,684
			Additional awards:	–	–	–	–
					–	–	–

[1]

We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $32.53 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2020).

[2]

We calculated the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value per stock option. See Summary compensation table on page 89 for the detailed calculation.

[3]

Includes RSU awards granted to Mr. Burrows and Mr. Goldade in November 2021 in recognition of the new and greater responsibilities and market benchmarks associated with their new positions (see page 55 for information about their appointments). We calculated the number of RSUs awarded using $41.72 (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days prior to the grant date of November 19, 2021, the day they were appointed to their new roles).

[4]

Includes one-time option awards granted to each of the named executives (other than Mr. Dilger) in March 2021. We calculated the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value per stock option. See Summary compensation table on page 89 for the detailed calculation.

[5]

Effective February 22, 2022, Mr. Andersen, formerly Senior Vice President & Chief Operating Officer, Pipelines left the company. Pursuant to his separation agreement, his RSUs and PSUs continue to vest according to the terms of the share unit plan, and his options will expire the earlier of three years from the date of his departure or the expiry date of the options. As a result, 100% of the one-time option retention awards he was granted on March 23, 2021 will expire prior to vesting (see page 96).

[6]

Effective November 19, 2021, Mr. Dilger, formerly the President and CEO, left the company. Pursuant to his separation agreement his RSUs and PSUs continue to vest according to the terms of the share unit plan, and his options will expire the earlier of three years from the date of his departure or expiry date of the options (see page 96).

Performance vesting conditions for PSUs granted for 2021

Performance period: January 1, 2021 – December 31, 2023

The 2021 PSUs will vest in 2023 depending on three-year TSR compared to our performance peer group. The measure and performance peer group were established at the beginning of the three-year performance period. TSR is tied to our strategic objectives and is a strong measure of our relative financial performance. We removed adjusted EBITDA growth as a performance measure in the 2020 awards to eliminate duplication with the short-term incentive measures and to reinforce the importance of outperforming our peers, maintaining our financial guardrails, and optimizing the return on our capital.

The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times.

Pembina Pipeline Corporation ● 2022 Management Information Circular	79

The formula below shows how we calculate the actual number of PSUs that vest in 2023.

Medium-term incentives vested in 2021 and paid out in 2022

Medium-term incentive grants vested in 2021 include:

•	the final 1/3 of the RSUs granted for 2019;
•	the second 1/3 of the RSUs granted for 2020;
•	the first 1/3 of the RSUs granted for 2021;
•	the PSUs granted for 2019 (these vested using a performance multiplier of 1.0 - see next page)
•	the dividends the RSUs and PSUs earned to December 31, 2021.

These were paid out to the executives in 2022.

		Number of units vested in 2021
	RSUs 2019		RSUs 2020	RSUs 2021	PSUs 2019	Total paid out in 2022[1]
Scott Burrows	Units Dividend units	1,967 383	2,020 268	4,427 294	14,747 2,873	$1,024,907
Cameron Goldade	Units Dividend units	642 125	631 84	1,230 82	3,206 624	$251,639
Stuart Taylor	Units Dividend units	1,967 383	1,919 255	4,205 279	14,747 2,873	$1,011,568
Jaret Sprott	Units Dividend units	1,430 279	1,515 201	3,320 220	10,725 2,089	$751,399
Harry Andersen	Units Dividend units	1,501 292	1,515 201	3,320 220	11,261 2,194	$778,950
Mick Dilger	Units Dividend units	3,575 696	3,662 486	10,698 710	53,626 10,446	$3,187,305

[1]

Value of units and dividend units that vested December 31, 2021, calculated using $37.99 per share (the volume weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2021). Dividend units earned at $2.36 for 2019, $2.52 for 2020 and $2.52 for 2021. PSU multiplier is 1.0 (see next page).

Pembina Pipeline Corporation ● 2022 Management Information Circular	80

How we calculated the performance multiplier for the 2019 PSU award

PSUs granted: January 1, 2019

Performance period: January 1, 2019 – December 31, 2021

Performance was measured against targets that were set at the beginning of 2021. We did not adjust these targets during the year or make any adjustments to the calculated results.

TSR vs the performance peer group for the performance period		Three-year trailing average EBITDA per common share (see About non-GAAP measures on page 102) vs. targets set at the time of the award

Multipliers can range from “0.0” to “2.0” based on Pembina’s ranking compared to the peer group, with “0.0” being the lowest ranked company and “2.0” being the top ranked company.

Pembina performance

7.11%

Performance multiplier

0.0 (ranked 9)

		• maximum: 2x >/= $5.47 (9%)
		• above target case: 1 to 2x = $5.04 to $5.47
		• target case: 1x = $5.03 (6%) • below target case: 0 to 1x = $4.61 to $5.02 • threshold: 0x</=$4.61(3%) Pembina performance $6.11 Performance multiplier 2.0 (above stretch target)
x 50% weighting		x 50% weighting
0.0	+	1.0	=	1.0

Total shareholder return[1]
AltaGas Ltd.

[1]  We calculate total shareholder return for the performance period as:

• the volume weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less

• the volume weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

• all dividends or distributions paid and treated as reinvested during the performance period, divided by the volume weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Fortis Inc.
Gibson Energy Inc.
Keyera Corp.
TC Energy Corporation
Peer group median	39.26%
[1] Valener Inc., Kinder Morgan Canada, Enbridge Income Fund and Inter Pipeline Ltd. were removed as they are no longer trading.

Executive perquisites

To remain competitive with our compensation peers, named executives receive limited executive perquisites, including payments related to a car allowance, the Pembina group savings plan match, which provides up to 5% of annual salary on an annual basis, and parking. Perquisites are designed to offset expenses connected to the cost of business meetings and relationship management. The value of these perquisites does not represent a significant element of executive compensation.

Pembina Pipeline Corporation ● 2022 Management Information Circular	81

Compensation and share performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). The graph also shows the total compensation awarded to our named executives each year (not including payments and other awards in 2021 related to the leadership transition, as described below) and our adjusted cash flow per share (see About non-GAAP measures on page 102). These are all indexed to $100 to provide a meaningful comparison.

The graph shows that while Pembina historically outperformed the broader Canadian equity market, as measured by the S&P/TSX Composite Index, there was a relative decline in 2020. Adjusted cash flow from operating activities per common share (see About non-GAAP measures on page 102) has increased from $2.54 per share in 2017 to $4.80 per share in 2021. This 89% increase is due to accretive organic growth and acquisitions over the period. In addition, the overall increase in total compensation awarded to our named executives from 2020 ($157) to 2021 ($212) can be attributed to increased short-term incentive plan payments due to strong corporate performance and to the one-time option retention grants to the named executives in 2021 – see pages 55 and 78.

Our cumulative total return for the five-year period ending December 31, 2021 was 22% compared to the index return of 61%. Please note that the returns in the chart cannot be directly compared to TSR shown on page 81 which is calculated over the PSU three-year performance period and assumes dividends are not reinvested.

		At December 31

	Jan 1,2017	2017	2018	2019	2020	2021

Pembina total return ($)	100	114	107	133	90	122

S&P/TSX composite index ($)	100	109	99	122	129	161

Earnings per common share ($)	100	185	224	261	-84	196

Adjusted EBITDA per common share[1] ($)	100	130	184	195	195	204

Cash flow from operating activities per common share ($)	100	128	161	178	147	173

Adjusted cash flow from operating activities per common share[1] ($)	100	129	168	172	164	189

Total compensation awarded to the named executives ($)	100	118	142	158	157	198	[1,2]

[1]	See About non-GAAP measures on page 102. Financial results for 2017 have been restated to reflect the adoption of IFRS 15.

Pembina Pipeline Corporation ● 2022 Management Information Circular	82

[2]	Total compensation awarded to the named executives for 2021 does not include additional compensation related to the leadership transition. It includes:
•	total compensation paid to Mr. Dilger from January 1, 2021 to November 19, 2021 (his last day with the company), less the lump sum payment to Mr. Dilger under his separation agreement;
•

total compensation paid to Mr. Burrows from January 1, 2021 to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim President and CEO;

•

total compensation paid to Mr. Goldade from November 19, 2021 (the date Mr. Goldade was appointed to his interim role) to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim CFO; and

•

the total compensation paid to each of Mr. Taylor, Mr. Sprott and Mr. Andersen from January 1, 2021 to December 31, 2021 – see Summary compensation table on page 89. In addition, see About non-GAAP measures on page 102 for the calculation of total compensation awarded to the named executives for 2021.

Pay for performance

This graph compares our adjusted EBITDA per common share for the past five years to the total compensation awarded to the named executives (not including payments and other awards in 2021 related to the leadership transition, as described below), on an aggregate and per common share basis, as well as on a per common share basis as a percentage of adjusted EBITDA per share. The graph shows that while our adjusted EBITDA per share has increased significantly since 2017, total compensation paid to the named executives, per share as a percentage of adjusted EBITDA per share, has decreased since 2017. As noted above, the increase in total named executive compensation awarded, per share as a percentage of adjusted EBITDA per share from 2020 ($0.53) to 2021 ($0.68) can be attributed to increased short-term incentive plan payments due to strong corporate performance and to the one-time option retention grants to the named executives in 2021 – see pages 55 and 78.

At December 31	2017	2018	2019	2020	2021[2]

Earnings per common share ($)	$1.89	$2.28	$2.66	($0.86)	$2.00

Adjusted EBITDA per common share[1] ($)	$3.98	$5.62	$5.97	$5.97	$6.24

Total compensation awarded to the named executives, per common share, as a percentage of adjusted EBITDA per common share (%)[1] (based on weighted average share count)	0.77%	0.56%	0.57%	0.53%	0.64%

Total compensation awarded to the named executives ($ millions)	13.0	15.8	17.5	17.4	22.0

Total compensation awarded to the named executives, per common share ($)	0.031	0.031	0.034	0.032	0.040
[1]	See About non-GAAP measures on page 102. Financial results for 2017 have been restated to reflect the adoption of IFRS 15.
[2]	Total compensation awarded to the named executives in 2021 does not include additional compensation related to the leadership transition. It includes:
•	total compensation paid to Mr. Dilger from January 1, 2021 to November 19, 2021 (his last day with the company), less the lump sum payment to Mr. Dilger under his separation agreement;
•

total compensation paid to Mr. Burrows from January 1, 2021 to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim President and CEO;

•

total compensation paid to Mr. Goldade from November 19, 2021 (the date Mr. Goldade was appointed to his interim role) to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim CFO; and

Pembina Pipeline Corporation ● 2022 Management Information Circular	83

•

the total compensation paid to each of Mr. Taylor, Mr. Sprott and Mr. Andersen from January 1, 2021 to December 31, 2021 – see Summary compensation table on page 89. In addition, see About non-GAAP measures on page 102 for the calculation of total compensation awarded to the named executives for 2021.

Compensation review – Continuing named executives

Scott Burrows

President and Chief Executive Officer

Mr. Burrows was appointed President and Chief Executive Officer in February 2022. Mr. Burrows is responsible to all Pembina stakeholders for delivering on Pembina’s overall purpose: to be the leader in delivering integrated infrastructure solutions connecting global markets.

Prior to his current role, Mr. Burrows was named interim President and Chief Executive Officer in November 2021. Prior thereto, he served as Senior Vice President and Chief Financial Officer, where he oversaw Pembina’s financial, treasury,  accounting,  tax, risk,  investor relations, capital markets,  corporate development and planning functions. In his prior role, he was a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a conservative balance sheet.

Mr. Burrows joined Pembina in November 2010 and held various leadership positions until January 1, 2015, when he was appointed Vice President, Finance and Chief Financial Officer. On July 1, 2017, he was appointed Senior Vice President and Chief Financial Officer and held that position until he was appointed interim President and Chief Executive Officer in November 2021.

Before joining Pembina, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Burrows has a Bachelor of Commerce from the University of British Columbia, is a CFA Charterholder and was named one of Canada’s top 40 under 40. Mr. Burrows also sits on the Board of Rundle College Society.

2021 Results

Mr. Burrows achieved the following results in 2021:

•	Stepped into the role of interim President and Chief Executive Officer in late 2021 during a leadership transition period at Pembina.
•	Continued to provide steadfast leadership throughout 2021 amid the ongoing challenges of the COVID-19 pandemic and the company’s leadership transition.
•

Ensured our capital program was adequately funded by raising $1.0 billion of unsecured medium-term notes and a $600 million inaugural hybrid note offering without issuing any incremental equity and while maintaining a conservative balance sheet and lowering Pembina’s cost of debt.

•	Involved in Pembina’s share buyback program, with 450,000 shares bought back for $17 million in 2021.
•	Ensured Pembina maintained its ‘BBB’ credit rating from S&P Global Ratings and achieved a credit rating increase to ‘BBB (high)’ from DBRS Limited.
•	Actively involved in the proposed Inter Pipeline Ltd. acquisition which ultimately resulted in a $350 million termination fee payable to Pembina.
•

Reactivated the previously deferred Phase IX Peace Pipeline Expansion and placed over $400 million of assets into service, including the Prince Rupert Terminal, a new northeast British Columbia terminal and the Vancouver Wharves terminal expansion.

Pembina Pipeline Corporation ● 2022 Management Information Circular	84

•

Instrumental in new project development, ensuring projects fit within Pembina’s financial guardrails and that secured funding was in place. This included: (i) a partnership with the Haisla Nation in the development of the proposed Cedar LNG project, the largest First-Nations owned infrastructure project in Canada, with one of the cleanest environmental profiles in the world; (ii) the formation of Chinook Pathways partnership to support the Western Indigenous Pipeline Group in pursuing ownership of Trans Mountain Pipeline, following completion of the construction of the Trans Mountain Expansion; and (iii) a partnership with TC Energy to create a world-scale carbon transportation and sequestration system – the Alberta Carbon Grid.

•	Played an active role in designing and leading management and board strategy sessions.
•	Set the tone at the top of the company for procedures under the Sarbanes-Oxley Act.
•	Led Pembina’s shareholder engagement program and focused our efforts on general and administrative, operating and capital cost efficiencies.
•

Contributed to advancing Pembina’s equity, diversity and inclusion strategy by setting ESG targets over the next three years, increasing diversity at the board and senior executive levels and establishing inclusion networks.

•	Played a key role on the Pembina Women in Finance committee.
•	Announced our commitment to reducing Pembina’s GHG emissions intensity by 30 percent by 2030.
•

Continued to leave a net positive impact on communities where we operate by: (i) investing $5.4 million in our communities through charitable contributions, including a flagship partnership with the Breakfast Club of Canada; (ii) investing $1.9 million in Indigenous community investments across our operating areas; (iii) investing $400,000 in local first responders across our operations, supporting air ambulance missions and training and equipment for fire departments; and (iv) raising $3.2 million in our second virtual United Way campaign.

•	Represented Pembina on the board of directors of Canada Kuwait Petrochemical Corporation and Chinook Pathways Inc.

Pembina Pipeline Corporation ● 2022 Management Information Circular	85

Cameron (Cam) Goldade

Interim Chief Financial Officer

Mr. Goldade was named interim Chief Financial Officer in November 2021 and is responsible for the control of Pembina’s financial, treasury, accounting, supply chain, tax, investor relations, capital markets, internal audit and project governance, corporate development and planning functions. In a highly visible and strategic role for the corporation, he is a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a conservative balance sheet.

Prior to his current role, Mr. Goldade was Vice President, Capital Markets since June 2017, overseeing the company’s corporate development, corporate planning, investor relations, treasury, and cash management functions.

Prior to joining Pembina in 2015, Mr. Goldade spent eleven years in energy-focused investment banking where he provided advice and counsel related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. Mr. Goldade has considerable experience in most aspects of the energy industry, including: petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Goldade holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Master of Business Administration from the University of Toronto.

2021 Results

Mr. Goldade achieved the following results in 2021:

•	Stepped into the role of interim Chief Financial Officer in late 2021 during a leadership transition period at Pembina.
•	Actively involved in securing Pembina’s unsecured credit facilities for a total of $3.3 billion.
•

Ensured our capital program was adequately funded by raising $1.0 billion of unsecured medium-term notes and a $600 million inaugural hybrid note offering without issuing any incremental equity and while maintaining a conservative balance sheet and lowering Pembina’s cost of debt.

•	Ensured Pembina maintained its ‘BBB’ credit rating from S&P Global Ratings and achieved a credit rating increase to ‘BBB (high)’ from DBRS Limited.
•	Actively involved in the proposed Inter Pipeline Ltd. acquisition which ultimately resulted in a $350 million termination fee payable to Pembina.
•	Oversaw Pembina’s share buyback program, with 450,000 shares bought back for $17 million in 2021.
•

Managed the company’s guardrails throughout 2021 by actively overseeing its counterparty exposure, its BBB credit rating with S&P Global and maintaining a strong balance sheet by adhering to Pembina’s targets for fee-based contribution to Pembina’s adjusted EBITDA and fee-based distributable cash flow (payout ratio).

•

Contributed to advancing Pembina’s equity, diversity and inclusion strategy by setting ESG targets over the next three years, including update to industry leading ESG Performance Index and improvement of Sustainalytics score.

•	Played a key role on ESG steering committee and the Pembina Pension Committee.
•	Instrumental in long-term defense, growth and business diversity opportunities, ensuring projects fit within Pembina’s financial guardrails.
•	Represented Pembina with his peers on the board of directors of Cedar LNG.
•	Oversaw the company’s capital allocation framework.
•	Played an active role in delivering management and board strategy sessions.
•	Oversaw Pembina’s investor engagement program.
•	Led various process improvements and systems enhancements in conjunction with Pembina’s continuous improvement strategy.
•	Led the recapitalization of Alliance Pipeline.

Pembina Pipeline Corporation ● 2022 Management Information Circular	86

Stuart (Stu) Taylor

Senior Vice President, Marketing & New Ventures and Corporate Development Officer

In 2021, Mr. Taylor was Senior Vice President, Marketing & New Ventures and Corporate Development Officer. In that capacity, he oversaw the marketing and new ventures division. For the marketing division, he is responsible for Pembina’s efforts in value-added commodity marketing activities including the buying and selling of hydrocarbon products, commodity arbitrage and optimizing storage opportunities. The marketing division enters into contracts with both Pembina and third-parties, handles proprietary and customer volumes and aggregates production for onward sale. For the new ventures division, Mr. Taylor developed, approved, monitored and intervened on the execution of capital spending in  the  liquid  natural gas division, petrochemical business unit and new ventures group. He methodically reviewed Pembina’s service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina’s continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was Senior Vice President, NGL and Natural Gas Facilities. He held that role from September 2013 until January 1, 2018, when he was appointed to his current role.

He has a Bachelor of Science in geology from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta

2021 results

Mr. Taylor achieved the following results in 2021:

•

The marketing and new ventures division generated $422 million of adjusted EBITDA in 2021, buying, selling and marketing commodities and by optimizing the assets of the facilities and pipeline divisions of the company.

•

2021 EBITDA reflected strong performance across the marketing business, particularly with respect to the frac spread business, and included investments in new developments and ongoing expenses to previously impaired projects.

•

Proactively sought new commercial opportunities in lines of business that Pembina does not currently have a presence, including petrochemicals, export terminals, renewables and energy transition targeting market diversification, egress opportunities, and further development and decarbonization of the value-chain.

•

Executed upon market development efforts for natural gas, natural gas liquids, crude oil and logistics in pursuit of expanding egress for western Canadian production, establishing a presence in growing markets and supported other new ventures initiatives.

•

Partnered with the Haisla Nation to develop the Cedar LNG project, a floating LNG facility in Kitimat, British Columbia, Canada to produce industry-leading low-carbon, low-cost Canadian LNG for new overseas markets.

•

Successfully marketed propane from Pembina’s propane export terminal located on Watson Island, British Columbia; developed strong relationships with international buyers; focused on market fundamentals to shape these plans by identifying the next and future structural changes in the market.

•

Established a framework to decarbonize power consumption across Pembina, resulting in the formation of a dedicated energy management team, execution of a 100 megawatt power purchase agreement from TransAlta’s Garden Plain Wind Project, and development of co-generation assets with the facilities division.

•	Partnered with TC Energy to develop the Alberta Carbon Grid, a world leading carbon transportation and sequestration solution for large industrial emitters in the Province of Alberta.
•	Collaboratively developed carbon capture and storage opportunities our across or marketing, facilities, and pipelines divisions.
•

Explored new opportunities as part of the energy transition in support of Pembina’s target to reduce overall greenhouse gas emissions intensity by 30% by 2030 and to create business opportunities in the lower-carbon economy.

•	Explored new opportunities as part of the energy transition, including development of facilities and industrial services along the hydrogen value-chain.
•	In late 2020, Canada Kuwait Petrochemical Limited Partnership (CKPC) was indefinitely suspended and throughout 2021 the partners had ongoing efforts to preserve the value of investment.

Pembina Pipeline Corporation ● 2022 Management Information Circular	87

Jaret Sprott

Senior Vice President & Chief Operating Officer, Pipelines and Facilities

Mr. Sprott is responsible for the company’s natural gas processing, extraction, fractionation and storage facilities.

Mr. Sprott joined Pembina as Vice President of its Gas Services business unit in January 2015 and was accountable for the safe, reliable and responsible management of Gas Services’ existing operations and infrastructure. During  that time, he  also led the  continued growth of  Pembina’s gas gathering  and  processing throughput as well as its portfolio of assets and customer base.

Prior to joining Pembina, Mr. Sprott had extensive upstream and gas services experience, having most recently worked at Encana Corporation in a senior management position, where he oversaw the growth of the company’s core liquids plays in Alberta and British Columbia while managing the day-to-day operations and maintenance of non-core assets in the region.

Mr. Sprott also brings a background in strategic planning, engineering, operations and facility construction.

Mr. Sprott graduated with a Bachelor of Applied Science in Petroleum Systems Engineering from the University of Regina in 2002 and is a member of APEGA

2021 Results

Mr. Sprott achieved the following results in 2021:

•	Achieved of 2021 financial performance above target for the Facilities division generating $1,097 million of adjusted EBITDA in 2021 an increase of 8.4% from 2020 adjusted EBITDA of $1,012 million
•	Successfully facilitated the engineering, construction, and commissioning of $870 million of strategic assets during the COVID-19 pandemic.
•	Successfully facilitated bringing the Prince Rupert Terminal, Pembina’s first propane export facility on the West coast of Canada, into service.
•	Oversaw the start-up of the Hythe Development, Pembina’s first Sulphur recovery asset of this size in Alberta since 1995.
•	Successfully facilitated bringing the Vancouver Wharves tank expansion into service, which added an additional 200,000 bpd of storage capacity.
•	Maintained high asset reliability and executed all maintenance programs while operating under COVID-19 restrictions.
•	Led due diligence review and analysis workstream for all facilities associated with the proposed acquisition of Inter Pipeline Ltd.
•	Played an active role leading to outperform performance against scorecard safety, integrity and environment Metrics.
•	Represented Pembina on the board of directors of Veresen Midstream General Partner Inc. and Cedar LNG and on the management committee of Aux Sable Canada Ltd.
•	Set the tone at the top of the company for operations excellence.

Pembina Pipeline Corporation ● 2022 Management Information Circular	88

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2019 to 2021.

		Salary[1] ($)	Share- based awards[2] ($)	Option based awards[3] ($)	Non-equity incentive plan compensation - Annual incentive plans[4] ($)	Pension value[5] ($)	All other compensation[6] ($)	Total compensation ($)

Scott Burrows[7]	2021	668,182	4,152,000	1,713,000	729,477	271,411	46,515	7,580,585
Interim President and CEO (previously, Senior Vice President and CFO)	2020	591,667	1,008,000	432,000	408,652	178,758	46,262	2,665,339
	2019	541,666	885,500	379,500	604,450	126,118	43,928	2,581,162

Cameron Goldade[8]	2021	319,886	770,000	362,500	167,200	100,591	27,555	1,747,232
Interim CFO (previously, Vice President, Capital Markets)

Stuart Taylor	2021	570,000	1,094,400	748,600	525,100	90,617	40,061	3,068,778
Senior Vice President, Marketing and New Ventures and Corporate Development Officer	2020	566,667	957,600	410,400	324,379	129,641	74,494	2,463,181
	2019	541,666	885,500	379,500	566,720	152,623	101,619	2,627,628

Jaret Sprott[9]	2021	450,000	864,000	1,166,000	446,100	109,761	34,061	3,069,922
Senior Vice President & Chief Operating Officer, Facilities

Harold Andersen[10]	2021	450,000	864,000	1,166,000	416,250	102,466	35,061	3,033,777

Former Senior Vice President & Chief Operating Officer,	2020	445,000	756,000	324,000	285,069	125,815	37,384	1,973,268
	2019	416,667	676,200	289,800	413,952	90,489	38,678	1,925,786

Michael Dilger[11]	2021	1,068,182	3,654,000	1,566,000	1,472,880	123,020	6,461,285	14,345,367

Former President and CEO	2020	1,191,667	3,132,000	2,088,000	1,188,000	298,445	74,717	7,972,829
	2019	1,133,333	2,760,000	1,840,000	1,817,000	374,388	73,512	7,998,233

Total	2021	3,526,250	11,398,400	6,722,100	3,757,007	797,866	6,644,538	32,846,161

[1]	Total base salary earned as of December 31 each year.

[2]	Share-based awards
•

The amount for 2021 represents the fair value of RSUs and PSUs granted to the named executives for 2021. We calculated the number of RSUs, and PSUs granted by dividing the dollar amount granted by $32.53 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2020). We calculated the number of RSUs awarded to Mr. Burrows and Mr. Goldade for their November 2021 RSU awards (see below) using $41.72 (the volume-weighted average-trading price of our common shares on the TSX for the last 20 trading days prior to the grant date of November 1, 2021, the day they were appointed to their new roles).

•

The RSUs granted in 2021 are scheduled to vest 1/3 per year, on December 31 of 2021, 2022 and 2023. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting. The 2021 amounts for Mr. Burrows and Mr. Goldade include amounts allocated to RSUs they were awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with their new roles (Mr. Burrows: $3,000,000, Mr. Goldade: $500,014). The November 2021 awards vest 100% after three years – see page 78 for details.

•	The PSUs granted in 2021 are scheduled to vest on December 31, 2023 as long as the performance vesting criteria have been met.
•

The number of PSUs that vests, and the payout the named executives receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

•

Payouts of RSUs and PSUs, including the RSUs granted to Mr. Burrows and Mr. Goldade in November 2021, are increased by the amount they earn in dividend equivalents (in the form of dividend units). See page 77 for information about RSUs and PSUs.

[3]	Option based awards

• Option value is calculated as a percentage of base salary (see page 77). The options granted in 2021 include one-time retention options – see the table to the right and on page 78 for details.		2021 long-term incentive allocated to options Granted March 9, 2021, expire March 8, 2028	One-time retention award allocated to options Granted March 23, 2021, expire March 22, 2028
	Scott Burrows	$288,000	$1,425,000
	Cameron Goldade	$30,000	$332,500
	Stuart Taylor	$273,600	$475,000
	Harold Andersen	$216,000	$950,000
	Jaret Sprott	$216,000	$950,000

Pembina Pipeline Corporation ● 2022 Management Information Circular	89

• We calculated the number of options granted using $4.75 per option, an	Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
	8.47%	42.14%	0.36%	4.26 years	$29.76

estimate based on the Black-Scholes option pricing model using the key assumptions set out in the table below. approach is consistent with the majority of companies in our peer group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $29.76 per option, the volume-weighted average price of Pembina shares on the TSX for the twenty days before November 25, 2020, to set the number of options for board approval for 2021 grants.

[4]	Cash bonuses earned for the year but paid in the following year.

[5]

Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 94 for information about our pension plans.

[6]	Includes the actual costs incurred by Pembina related to a car allowance, the Pembina group savings plan match, which provides up to 5% of annual salary on a matching basis, and parking.

[7]

Mr. Burrows’ 2021 salary was increased on November 19, 2021, in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim President and CEO (see page 55 for more information). Mr. Burrows was subsequently appointed by the board as the President and Chief Executive Officer, effective February 22, 2022.

[8]	Mr. Goldade was appointed interim Chief Financial Officer on November 19, 2021. He was not a named executive in 2020.

[9]

Mr. Sprott was subsequently appointed by the board as the Senior Vice President & Chief Operating Officer, Pipelines and Facilities, effective February 22, 2022 (see page 55 for more information). He was not a named executive in 2020 or 2019.

[10]

Effective February 22, 2022, Mr. Andersen, formerly Senior Vice President & Chief Operating Officer, Pipelines left the company. Pursuant to his separation agreement, his options will expire the earlier of three years from the date of his departure or the expiry date of the options. As a result, 100% of the one-time option retention awards he was granted on March 23, 2021 will expire prior to vesting (see page 96).

[11]

Effective November 19, 2021, Mr. Dilger, formerly the President and CEO, left the company and entered into a separation agreement that included the following compensation for 2021. These payments are consistent with Pembina’s termination provisions (see page 96):

•	Salary prorated to November 19, 2021.

•	Prorated short-term incentive award.

•	Lump sum payment of $6,179,733, consistent with Pembina’s termination provisions.

•	Options will expire the earlier of three years from the date of his departure or expiry date of the options.

•	RSUs and PSUs will continue to vest according to the terms of the share unit plan.

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options outstanding at December 31, 2021.

Option-based awards					Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($)[4]	Number of shares or units of shares that have not vested[1,2]	Market or payout value of share-based awards that have not vested[1,2]		Market or payout value of vested share- based awards not paid out or distributed
Scott Burrows[5]	300,000	37.31	Mar 22, 2028	318,000				-
	60,632	35.10	Mar 8, 2028	198,267
	24,942	30.43	Nov 16, 2027	198,039
	24,942	35.39	August 18, 2027	74,327	82,781 RSUs	$3,176,320 RSUs
	49,885	43.67	March 9, 2027	0	1,240 RSU dividends	$47,592 RSU dividends
	18,106	46.86	Nov 11, 2026	0	Total RSUs: 84,021	Total RSUs: $3,223,912
	18,106	48.75	August 13, 2026	0
	36,212	48.43	March 4, 2026	0	37,285 PSUs	$1,430,625 PSUs
	15,151	45.45	Nov 12, 2025	0	3,444 PSU dividends	$132,141 PSU dividends
	15,152	46.27	August 14, 2025	0	Total PSUs: 40,729	Total PSUs: $1,562,767
	20,202	41.50	March 5, 2025	0
	7,796	45.66	Nov 13, 2024	0
	9,019	41.59	August 13, 2024	0
	5,197	42.97	March 6, 2024	0
Total:	605,342			788,633		$4,786,678	[3]

Pembina Pipeline Corporation ● 2022 Management Information Circular	90

Option-based awards					Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($)[4]	Number of shares or units of shares that have not vested[1,2]	Market or payout value of share-based awards that have not vested[1,2]		Market or payout value of vested share- based awards not paid out or distributed
Cameron Goldade[5]	70,000	37.31	Mar 22, 2028	74,200				-
	6,316	35.10	Mar 8, 2028	20,653
	3,464	30.43	Nov 16, 2027	27,504
	3,464	35.39	August 18, 2027	10,323	15,076 RSUs	$578,460 RSUs
	6,929	43.67	March 9, 2027	0	310 RSU dividends	$11,897 RSU dividends
	2,624	46.86	Nov 11, 2026	0	Total RSUs: 15,386	Total RSUs: $590,357
	2,624	48.75	August 13, 2026	0
	5,248	48.43	March 4, 2026	0	7,768 PSUs	$298,058 PSUs
	2,525	45.45	Nov 12, 2025	0	718 PSU dividends	$27,531 PSU dividends
	1,688	46.27	August 14, 2025	0	Total PSUs: 8,486	Total PSUs: $325,589
	3,367	41.50	March 5, 2025	0
	1,037	45.66	Nov 13, 2024	0
	1,228	41.59	August 13, 2024	0
	1,037	42.97	March 6, 2024	0
	905	38.76	Nov 14, 2023	0
Total:	112,456			132,680		$915,946	[3]
Stuart Taylor[5]	100,000	37.31	Mar 22, 2028	106,000				-
	57,600	35.10	Mar 8, 2028	188,352
	23,695	30.43	Nov 16, 2027	188,138	10,330 RSUs	$396,349 RSUs
	23,695	35.39	August 18, 2027	70,611	804 RSU dividends	$30,867 RSU dividends
	47,391	43.67	March 9, 2027	0	Total RSUs: 11,134	Total RSUs: $427,216
	18,106	46.86	Nov 11, 2026	0
	18,106	48.75	August 13, 2026	0	35,421 PSUs	$1,359,104 PSUs
	36,212	48.43	March 4, 2026	0	3,272 PSU dividends	$125,534 PSU dividends
	15,151	45.45	Nov 12, 2025	0	Total PSUs: 38,693	Total PSUs: $1,484,638
	15,152	46.27	August 14, 2025	0
	30,303	41.50	March 5, 2025	0
	12,794	45.66	Nov 13, 2024	0
	4,265	41.59	August 13, 2024	0
	8,530	42.97	March 6, 2024	0
Total:	411,000			533,101		$1,911,854	[3]
Jaret Sprott[5]	200,000	37.31	Mar 22, 2028	212,000				-
	45,474	35.10	Mar 8, 2028	148,700
	18,707	30.43	Nov 16, 2027	148,534
	18,707	35.39	August 18, 2027	55,747	8,155 RSUs	$312,907 RSUs
	37,414	43.67	March 9, 2027	0	635 RSU dividends	$ 24,368 RSU dividends
	13,168	46.86	Nov 11, 2026	0	Total RSUs: 8,790	Total RSUs: $337,276
	13,168	48.75	August 13, 2026	0
	26,336	48.43	March 4, 2026	0	27,964 PSUs	$1,072,979 PSUs
	9,545	45.45	Nov 12, 2025	0	2,583 PSU dividends	$99,107 PSU dividends
	9,546	46.27	August 14, 2025	0	Total PSUs: 30,547	Total PSUs: $1,172,085
	19,091	41.50	March 5, 2025	0
	4,151	45.66	Nov 13, 2024	0
	4,151	41.59	August 13, 2024	0
	8,302	42.97	March 6, 2024	0
	2,128	38.76	Nov 14, 2023	0
Total:	429,888			564,980		$1,509,361	[3]

Pembina Pipeline Corporation ● 2022 Management Information Circular	91

Option-based awards					Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($)[4]	Number of shares or units of shares that have not vested[1,2]		Market or payout value of share-based awards that have not vested[1,2]		Market or payout value of vested share- based awards not paid out or distributed
Harold Andersen[5,6]	200,000	37.31	Mar 22, 2028	212,000					-
	45,475	35.10	Mar 8, 2028	148,700
	18,707	30.43	Nov 16, 2027	148,534
	18,707	35.39	August 18, 2027	55,747	8,155 RSUs		$312,907 RSUs
	37,414	43.67	March 9, 2027	0	635 RSU dividends		$ 24,368 RSU dividends
	13,826	46.86	Nov 11, 2026	0	Total RSUs: 8,790	[1]	Total RSUs: $337,276
	13,826	48.75	August 13, 2026	0
	27,653	48.43	March 4, 2026	0	27,964 PSUs		$1,072,979 PSUs
	10,606	45.45	Nov 12, 2025	0	2,583 PSU dividends		$ 99,107 PSU dividends
	10,606	46.27	August 14, 2025	0	Total PSUs: 30,547		Total PSUs: $1,172,085
	21,212	41.50	March 5, 2025	0
	5,346	45.66	Nov 13, 2024	0
	13,468	41.59	August 13, 2024	0
	10,692	42.97	March 6, 2024	0
	5,295	33.80	March 7, 2023	24,198
Total:	452,832			589,179			$1,509,361	[3]
Michael Dilger[7]	329,684	35.10	Nov 19, 2024	1,078,867					-
	120,554	30.43	Nov 19, 2024	957,199
	120,554	35.39	Nov 19, 2024	359,251
	13,765	43.67	Nov 19, 2024	0	25,057 RSUs		$ 961,431 RSUs
	227,344	43.67	Nov 19, 2024	0	1,886 RSU dividends		$ 72,370 RSU dividends
	87,786	46.86	Nov 19, 2024	0	Total RSUs: 26,943		Total RSUs: $1,033,801
	87,786	48.75	Nov 19, 2024	0
	175,573	48.43	Nov 19, 2024	0	135,158 PSUs		$5,186,012 PSUs
	74,242	45.45	Nov 19, 2024	0	12,484 PSU dividends		$479,007 PSU dividends
	74,243	46.27	Nov 19, 2024	0	Total PSUs: 147,642		Total PSUs: $5,665,019
	148,485	41.50	Nov 19, 2024	0
	58,176	45.66	Nov 13, 2024	0
	58,176	41.59	August 13, 2024	0
	116,352	42.97	March 6, 2024	0
	85,108	38.76	Nov 14, 2023	0
	85,108	39.63	August 15, 2023	0
	187,070	41.25	March 8, 2022
Total:	2,050,006			2,394,516			$6,698,820	[3]
[1]	Includes:

•	1/3 of the RSUs granted for 2020 that vest and pay out on December 31, 2022; and

•	2/3 of the RSUs granted for 2021 that vest and pay out: 1/3 on December 31, 2022 and 1/3 on December 31, 2023.

Dividend units accrued at $2.52 for 2020 and $2.52 for 2021.

Mr. Burrows’s and Mr. Goldade’s amounts also include RSUs they were awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with their new positions (Mr. Burrows: 71,908 RSUs, Mr. Goldade: 11,985 RSUs). The awards vest 100% after three years – see page 79 for details.

[2]	Includes:

•	PSUs granted for 2020 that vest on December 31, 2022 (if performance vesting criteria have been met); and

•	PSUs granted for 2021 that vest on December 31, 2023 (if performance vesting criteria have been met).

Estimated at $38.37 per share (the closing price of our common shares on the TSX on December 31, 2021). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 79 for information about the performance multiplier.

Dividend units accrued at $2.52 for 2020 and $2.52 for 2021.

[3]	Estimated at $38.37 per share (the closing price of our common shares on the TSX on December 31, 2021).

[4]	The value of an option is estimated at $38.37 per share (the closing price of our common shares on the TSX on December 31, 2021) less the exercise price of the option.

[5]

A one-time retention grant of options was issued to each of the named executives other than Mr. Dilger on March 23, 2021. The options expire on March 22, 2028. This retention grant vests 100% on the fourth anniversary of the grant – see page 78 for details.

[6]

Effective February 22, 2022, Mr. Andersen, formerly the Senior Vice President & Chief Operating Officer, Pipelines left the company. Pursuant to his separation agreement, his RSUs and PSUs continue to vest according to the terms of the share unit plan, and his options will expire the earlier of three years from the date of his departure or the expiry date of the options. As a result, 100% of the one-time option retention awards he was granted on March 23, 2021 will expire prior to vesting (see page 96).

[7]

Effective November 19, 2021, Mr. Dilger, formerly the President and CEO, left the company. Pursuant to his separation agreement, his RSUs and PSUs continue to vest according to the terms of the share unit plan, and his options will expire the earlier of three years from the date of his departure or expiry date of the options (see page 96).

Pembina Pipeline Corporation ● 2022 Management Information Circular	92

Value vested or earned during the year on short-, medium- and long-term incentives

The table below shows the value of options, RSUs and PSUs that vested in 2021, as well as the cash bonuses (non-equity incentive) earned for 2021.

	Option-based awards – value vested during the year[1] ($)	Share-based awards — value vested during the year[2] ($)	Non-equity incentive plan compensation — value earned during the year[3] ($)
Scott Burrows	90,789	1,024,932	729,477
Cameron Goldade	12,613	251,646	147,700
Stuart Taylor	86,246	1,011,598	525,100
Jaret Sprott	68,097	751,404	446,100
Harold Andersen[4]	68,097	778,947	396,396
Michael Dilger[5]	438,820	3,187,323	1,472,880

[1]

Value that would have been realized if options had been exercised on December 31, 2021, calculated as the difference between the closing price of our common shares on the TSX on December 31, 2021 ($38.37) and the exercise price of the options, multiplied by the number of options.

[2]	Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2021, along with the dividend units they earned to December 31, 2021:

•	the final 1/3 of the RSUs granted for 2019;

•	the second 1/3 of the RSUs granted for 2020;

•	the first 1/3 of the RSUs granted for 2021; and

•	all the PSUs granted for 2019, calculated using a performance multiplier of 1.0 (see page 81).

Dividends accrued each year as follows: 2019: $2.36; 2020: $2.52; and 2021: $2.52.

[3]	Cash bonuses for 2021, which were paid in 2022.

[4]

Effective February 22, 2022, Mr. Andersen, formerly Senior Vice President & Chief Operating Officer, Pipelines left the company. In connection therewith, his RSUs and PSUs continue to vest according to the terms of the share unit plan, and his options will expire the earlier of three years from the date of his departure or expiry date of the options.

[5]

Effective November 19, 2021, Mr. Dilger, formerly the President and CEO, left the company. In connection therewith, his RSUs and PSUs continue to vest according to the terms of the share unit plan, and his options will expire the earlier of three years from the date of his departure or expiry date of the options.

Stock options exercised in 2021

The table below shows the stock options exercised by the named executives in 2021. The gain is the difference between the exercise price of the option and the share price at the time of exercise multiplied by the number of options exercised.

	Grant year	Number of options exercised	Gain on the options exercised
Scott Burrows	2016	7,000	$42,014
Cameron Goldade	-	-	-
Stuart Taylor	-	-	-
Jaret Sprott	-	-	-
Harold Andersen	-	-	-
Michael Dilger	-	-	-

Pembina Pipeline Corporation ● 2022 Management Information Circular	93

Pension plan benefits

Pension plan

All full-time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the pension plan. We also offer a supplementary retirement plan only available to eligible employees. You can find more information about these plans in Note 22 to our 2021 audited consolidated financial statements, which can be found on our website (www.pembina.com) or SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated on January 1 of each calendar year by adding the participant’s age and the number of years of service with Pembina. Prior to January 1, 2021, those with less than 50 points were in the defined contribution plan and those with 50 points or more were in the defined benefit plan.

Effective January 1, 2021, Pembina revised the eligibility requirements for the defined benefit plan. Employees whose age plus years of service was 40 points at January 1, 2021 were given a one-time option to remain in the defined contribution plan or move to the defined benefit plan when they reach 50 points. All other employees will remain in the defined contribution plan. Newly appointed executives will be given the option to participate in either the defined benefit or defined contribution plan.

Early retirement starts at age 55 and normal retirement age 65.

Defined contribution plan

Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan for employees not otherwise eligible for the defined benefit plan as follows:

●  5% of the employee’s base earnings semi-monthly for employees with less than 40 points; and

●  10% of the employee’s base earnings semi-monthly for employees greater than 40 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4% of the employee’s highest three-year average base salary in the final 120 months of employment multiplied by the employee’s defined benefit pensionable service. If the employee retires early, the pension benefit is reduced by 0.25% for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by financial assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Eligible employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada).

Liabilities under the supplementary plan are unsecured.

Pembina Pipeline Corporation ● 2022 Management Information Circular	94

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation. Following their departures effective November 19, 2021 and February 22, 2022, respectively, neither Mr. Dilger nor Mr. Andersen is enrolled under the defined benefit and supplementary retirement plans.

	Years of credited service	Annual benefits Payable[3] ($)		Present value of defined benefit obligation as at December 31, 2021 ($)	Compensatory change[4] ($)	Non- compensatory change[5] ($)	Present value of defined benefit obligation as at December 31, 2021 ($)
		At year end	At age 65

Scott Burrows[1]	7.00000	58,849	280,636	1,036,166	271,411	135,529	1,172,048

Cameron Goldade[1]	4.50000	18,618	120,544	303,024	100,591	40,923	362,692

Stuart Taylor	12.5000	97,903	133,000	1,708,016	90,617	41,210	1,757,423

Jaret Sprott	7.00000	41,977	173,775	775,320	109,761	88,508	796,573

Harold Andersen[1]	7.00000	42,848	153,825	768,175	102,466	75,329	795,312

Michael Dilger[2]	16.6667	244,759	244,759	5,002,780	123,020	313,381	4,812,419

[1]

Mr. Burrows and Mr. Andersen became eligible for the defined benefit pension plan on January 1, 2015. They are also entitled to benefits under the defined contribution plan in the amounts of $98,833 for Mr. Burrows and $97,186 for Mr. Andersen. Mr. Goldade became eligible for the defined benefit pension plan on July 1, 2017 and is also entitled to benefits under the defined contribution plan in the amounts of $50,790.

[2]

Effective November 19, 2021, Mr. Dilger, formerly the President and CEO, left the company. The table above reflects the total estimated annual benefits payable to Mr. Dilger under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation, as at November 19, 2021. Following his departure, Mr. Dilger is no longer enrolled under the defined benefit and supplementary retirement plans.

[3]

Annual benefits payable represents the estimated annual pension, excluding any applicable early retirement reductions that would be received by the named executive based on years of credited service and actual executive earnings as at December 31, 2021.

[4]

The compensatory change is the increase or decrease in the pension obligation for 2021, which includes the annual service cost, differences between actual and estimated compensation and the impact of plan changes, if any. Compensatory changes may fluctuate year-to-year as changes in compensation impact the pension obligation for all years of credited services.

[5]

The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2021 and changes to mortality rate tables and discount rates.

Pembina Pipeline Corporation ● 2022 Management Information Circular	95

Termination and change of control

The table below shows the payments we will make to the named executives when employment is terminated for any reason or there is a change of control of Pembina, as specified in their employment agreements, plan text and grant certificates.

	Cash payment	Share unit plan	Stock option plan
Retirement	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company

• grants made during the retirement year are prorated to the retirement date

• unvested options continue to vest, and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement
Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs	• same as retirement
Constructive dismissal	• retiring allowance (see below)	• same as retirement	• same as retirement
Termination without cause	• retiring allowance (see below)	• same as retirement	• same as retirement
Termination with cause	• none	• same as resignation	• options expire immediately
Change of control[1]	• none

• unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

• the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

• option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[2]

[1]

If the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officer are offered continued employment on comparable terms, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.

[2]

The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina’s common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina’s shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditionally upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

Pembina Pipeline Corporation ● 2022 Management Information Circular	96

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements. Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive’s contract (two years for all named executives) multiplied by the sum of the executive’s:
•	salary for the current year;
•	another 20% of current salary (in lieu of employment benefits and certain other payments); and
•	the simple average of annual short-term incentive award for the past three years.

The named executives can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, an executive is required to deliver a release in favour of the company from any further obligation or liability and agreeing to maintain their share ownership requirements for one year from the termination date.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•

change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; or

•	another comparable event, as determined by the board.

Share unit plan

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	the majority of directors step down from the board; or
•	another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger”, which means payments are made only if the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officers are not offered continued employment on comparable terms following a change of control.

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all our assets and undertakings;
•	the company becoming subject to a takeover bid; or
•	another comparable transaction.

Pembina Pipeline Corporation ● 2022 Management Information Circular	97

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2021 (with and without a change of control).

					Share unit plan payments[5] ($)		Option plan payments[6] ($)		Totals ($)

	Salary[1] ($)	Annual incentive bonus[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3]	Change of control and termination[4,5]	Termination without cause/ constructive dismissal[6]	Change of control and termination[6]	Termination without cause/ constructive dismissal	Change of control and termination
S. Burrows	2,400,000	1,161,719	480,000	4,786,678	4,786,678	470,633	788,633	9,299,031	9,617,031
C. Goldade[7]	950,000	284,931	190,000	-	-	-	132,680	-	2,473,557
S. Taylor	1,140,000	944,133	228,000	1,911,854	1,911,854	447,101	553,101	4,671,088	4,777,088
J. Sprott	900,000	785,459	180,000	1,509,361	1,509,361	352,980	564,980	3,727,801	3,939,801
H. Andersen[8]	900,000	743,514	180,000	1,509,361	1,509,361	377,179	589,179	3,710,054	3,922,054

[1]	2021 base salary multiplied by the notice period (see page 97).
[2]	Notice period multiplied by the average of the annual incentive bonuses earned for 2019, 2020 and 2021.
[3]	On a termination without cause or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $38.37 per share (the closing price of our common shares on the TSX on December 31, 2021). Includes RSUs and PSUs accrued as dividend equivalents and PSU performance at target.
[5]

Amounts under the share unit plan are payable following a change of control only if the CEO, CFO and senior vice presidents acting in the capacity of chief operating officer are not offered continued employment on comparable terms. See page 97 for more information.

[6]

The value of options is estimated at $38.37 per share (the closing price of our common shares on the TSX on December 31, 2021) less the stock option grant price multiplied by the number of outstanding options. The stock option grant price is $33.80 for Tranche 1 of the 2016 grant, $39.63 for Tranche 2 of the 2016 grant, $38.76 for Tranche 3 of the 2016 grant, $42.97 for Tranche 1 of the 2017 grant, $41.59 for Tranche 2 of the 2017 grant and $45.66 for Tranche 3 of the 2017 grant, $41.50 for Tranche 1 of the 2018 grant, $46.27 for Tranche 2 of the 2018 grant, $45.45 for Tranche 3 of the 2018 grant, $48.43 for Tranche 1 of the 2019 grant, $48.75 for Tranche 2 of the 2019 grant, $46.86 for Tranche 3 of the 2019 grant; $43.67 for Tranche 1 of the 2020 grant, $35.39 for Tranche 2 of the 2020 grant, $30.43 for Tranche 3 of the 2020 grant; $35.10 for the 2021 annual grant and $37.31 for the retention grant.

[7]	Mr. Goldade has not entered into an executive employment contract and the terms of his interim appointment only define payments in the event of a change of control termination.
[8]	Effective February 22, 2022, Mr. Andersen, formerly Senior Vice President & Chief Operating Officer, Pipelines, left the company.

Mr. Dilger left Pembina effective November 19, 2021, so has been excluded from the table above. We disclose the payments he is entitled to in connection with his departure on page 89.

Pembina Pipeline Corporation ● 2022 Management Information Circular	98

Information about the long-term incentive plans

Securities authorized for issuance under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2021

•	Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2021: 3.6%
•	2021 grants as a percentage of common shares outstanding (burn rate): 0.5% (2020:1.3%; 2019: 0.9%)

	Number of securities reserved for issuance upon exercise of outstanding options, warrants and rights (a)[1]	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in (a)) (c)[2]
Equity compensation plans approved by securityholders	19,970,647	$41.33	6,774,174

Total	19,970,647	$41.33	6,774,174

[1]

38,000,000 common shares have been reserved for issue under the plan. As at December 31, 2021,11,255,179 common shares had been issued for option exercises under the plan since its inception in 2011, leaving 26,744,821 common shares remaining for future issuance under the plan (4.86% of issued and outstanding common shares as at December 31, 2021).

[2]

As at December 31, 2021, there were 26,744,821 common shares available for future issuance and 19,970,647 common shares reserved for issuance upon the exercise of outstanding options under the plan, leaving 6,774,174 common shares available for issuance under the plan.

Stock option plan

The stock option plan was introduced in 2011 and amended in 2017 and 2020. In February 2020, the board approved an amendment to the plan, which did not require shareholder approval to the terms of the plan to allow for immediate vesting of options in the event of death for all eligible employees.

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Eligibility	Senior Level and Management Employees
Award	Options to buy common shares Options cannot be assigned or transferred
Shares reserved and available

38,000,000 common shares have been reserved for issue under the plan (6.9% of issued and outstanding common shares as at December 31, 2021). We have issued 11,255,179 common shares for option exercises under the plan since its inception in 2011. Therefore there are 26,744,821 common shares remaining for future issuance (4.86% of issued and outstanding common shares as at December 31, 2021). Out of the 26,744,821 common shares remaining for future issuance under the plan, 19,970,647 have been reserved for issuance upon the exercise of options. Accordingly, as at December 31, 2021, 6,774,174 options were available for issuance under the plan.

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 19 to our audited consolidated financial statements for the year ended December 31, 2021

As at December 31, 2021 there were 19,970,647 common shares issuable on the exercise of outstanding options granted under the stock option plan:

• exercise prices: from $26.83 to $49.78;

• average weighted exercise price: $41.33;

• expiration dates: from March 2022 to December 2028; and

• 3.6% of common shares outstanding.

Granting and issuing stock options

The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

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Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest 1/3 each year over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire during or within 10 days of the end of a trading blackout.

Each option that vests can be used to buy one common share.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Cashless exercise

If the board approves, a participant may receive common shares with a market value equal to the in-the-money value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common shares reserved for issue under the options, will be deducted from the plan.

Termination and change of control

In the case of all terminations, except termination for cause (subject to the terms of the option grant, the certificate evidencing the options, or an employment agreement):

• unvested options expire immediately; and

• vested options can be exercised within 90 days of notice of termination or the last day of active employment (whichever is later).

In the case of a termination for cause:

• unvested options expire immediately; and

• vested options are forfeited.

On a change of control:

• option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

• the transaction does not provide for substitution or replacement of Pembina’s common shares;

• the board (acting reasonably) determines that a substitution or replacement of Pembina’s shares is not practicable or that it would result in adverse tax consequences for option holders; or

• the replacement securities are not (or will not be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditional upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:

• completion of a merger, amalgamation or an arrangement;

• sale of all or substantially all our assets and undertakings;

• the company becoming subject to a takeover bid; or

• another comparable transaction.

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 27,497,810 common shares as at December 31, 2021) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding common shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding common shares issued to insiders as a group under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

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Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

• increasing the number (or percentage) of shares that can be issued through the plan;

• making a change that will reduce the exercise price of an outstanding option
(including by cancelling and reissuing the option);

• extending the expiry date of an option (except to avoid a trading blackout period);

• adding new types of eligible participants;

• changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

• making changes to types of changes that can be made to the plan with and without shareholder approval.

Plan changes may also need to be approved by the applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Closing the plan	The board can suspend or terminate the plan at any time.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

• whether awards should be granted;

• when awards will be granted;

• who will receive awards;

• grant dates, performance and vesting periods;

• the fair market value of common shares;

• how the number of RSUs and PSUs granted will be determined;

• time, performance and other vesting conditions (including multipliers);

• setting, changing and rescinding plan and grant agreements, regulations and terms;

• interpreting the plan and any related grant agreements; and

• all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive, or to agents or third-party administrators, if allowed by law and the board’s charter and subject to the plan’s rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

• accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

• waive any term or condition attached to an award; or

• decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by the applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 96.

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Other information

Interest in the business of the meeting, material transactions and indebtedness

To the best of our knowledge, no person who has been a director or executive of Pembina at any time since January 1, 2021, none of the nominated directors, and none of their respective associates or affiliates:

•

has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors);

•

had or has a material interest, direct or indirect, in any transaction since January 1, 2021 or in any proposed transaction that has materially affected or will materially affect Pembina or any of our subsidiaries; or

•	is currently indebted to Pembina or any of our subsidiaries or has been at any time since January 1, 2021.

About non-GAAP measures

Throughout this circular, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina’s financial statements. Non-GAAP financial measures depict historical or expected future financial performance, financial position or cash flow of a company, (a) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (b) are not disclosed in the financial statements of the company and (c) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by a company that is in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the company. These non-GAAP financial measures and ratios, together with measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance of Pembina and its businesses and to provide additional useful information respecting Pembina’s financial performance to investors and analysts.

In this circular, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities per common share, total named executive compensation awarded, per share, as a percentage of adjusted EBITDA per share. These non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. These measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to measures and ratios of financial performance specified, defined or determined in accordance with IFRS, including revenue, earnings (loss) before income tax and earnings per share.

Except as otherwise described herein, these non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina’s financial statements is earnings before income tax.

Adjusted EBITDA per common share

Adjusted EBITDA per common share is a non-GAAP ratio which are calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

Adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding. Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in

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non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid.

Total compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share

Total compensation awarded to the named executives, per share, is calculated by dividing the total compensation awarded to the named executives by the weighted average number of common shares outstanding. In 2021, we excluded additional compensation paid to named executives that was related to the leadership transition in order to properly reflect compensation in the normal course. Total compensation awarded to the named executives for 2021 is calculated as follows:

Total compensation awarded to the named executives (as disclosed in the Summary compensation table on page 89)	$32,846,161

Add (deduct):

Mr. Dilger lump sum separation payment	($6,179,733)

Mr. Burrows November 2021 RSU award	($3,000,000)

Mr. Goldade 2021 total compensation	($1,747,732)

Mr. Goldade 2021 total compensation from November 19, 2021 to December 31, 2021 (not including November 2021 RSU award)	$77,977

Total compensation awarded to the named executives for 2021:	$21,996,673

Total compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share is a non-GAAP ratio and is calculated by dividing total compensation awarded to the named executives, per share, by adjusted EBITDA per share.

Management utilizes total compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share as it believes the measure provides useful information to investors for comparing compensation paid by the company to its named executives to company performance.

Additional Information

Additional information relating to each non-GAAP financial measure and non-GAAP ratio disclosed in this circular, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio, an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed and a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP, is contained in the “Non-GAAP & Other Financial Measures” section of the MD&A, which section is incorporated by reference in this circular. The MD&A is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Pembina’s website at www.pembina.com

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Appendix A

Summary of amended and restated shareholder rights plan agreement

Please see “Business of the Meeting – 4. Approve our Shareholder Rights Plan” in the circular to which this Appendix is attached for a discussion of the amended and restated shareholder rights plan of Pembina, pursuant to the Amended and Restated Shareholder Rights Plan Agreement dated as of May 12, 2016 between Pembina and Computershare, as rights agent, (referred to herein as the “Rights Plan”), and the reasons for the board recommending its continuation.

Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed to such terms in the circular to which this Appendix is attached.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which shall govern in the event of any conflict between the provisions thereof and this summary. A shareholder may obtain a copy of the Rights Plan by contacting the Corporate Secretary of Pembina at 4000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, telephone 403-231-7500.

Definitions

“Convertible Securities” means, at any time, any securities issued by Pembina from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

“Common Shares” means the common shares of Pembina.

“Independent Shareholders” means holders of Common Shares, excluding:

(a) any Acquiring Person (as described below);

(b) any Offeror (as defined below);

(c) any affiliate or associate of such Acquiring Person or Offeror;

(d) any person acting jointly or in concert with such Acquiring Person or Offeror; or

(e) any person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of Pembina or a subsidiary of Pembina, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

“Offer to Acquire” includes:

(a) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(b) an acceptance of an offer to sell common shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

“Offeror” shall mean any person that is making or has announced a current intention to make a Take-over Bid.

“Nl 62-104” means National Instrument 62-104, Take-Over Bids and Issuer Bids adopted by certain of the Canadian securities regulatory authorities, as it may be amended from time to time and including any successor instrument thereto (including, without limitation, National Instrument 62-104, Take-Over Bids and Issuer Bids proposed to come into force on or about May 9, 2016).

“Shareholder” means a holder of Common Shares.

“Take-over Bid” means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror’s securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

If approved at the meeting, the Rights Plan will continue in effect, following the meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the “Expiration Time”, which, pursuant to the Rights Plan, is defined as the earlier of: (i) the “Termination Time”, generally being the date on which rights are redeemed due to operation of the Rights Plan; and (ii) the termination of the annual meeting of Shareholders in the year 2022, unless the Rights Plan is reconfirmed and ratified by resolution of the holders of Common Shares at the 2022 annual meeting of Shareholders, and at every third annual meeting of the Shareholders thereafter (each, a “Reconfirmation Meeting”). If the continued existence of the Rights Plan is ratified at each such Reconfirmation Meeting by resolution passed by a majority of votes cast by (i) Independent Shareholders; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares, who vote in respect thereof in accordance with Section 5.19 of the Rights Plan, then “Expiration Time” shall mean the earlier of the Termination Time and the termination of a Reconfirmation Meeting at which the Rights Plan is not reconfirmed or presented for reconfirmation.

Issue of Rights

One right (a “Right”) was issued by Pembina in respect of each Common Share that was outstanding immediately after Pembina’s conversion to a corporation on October 1, 2010 and each additional Common Share issued thereafter. One Right will also be issued for each additional Common Share issued after the meeting and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and does not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights also does not change the manner in which Shareholders currently trade their Common Shares and is not intended to interfere with Pembina’s ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the “Separation Time”, being the close of business on the tenth business day after the earlier of (i) the first date of public announcement that a person has become an Acquiring Person (as described below), or (ii) the date of commencement or announcement of the intent of any person to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or (iii) the date on which a Permitted Bid ceases to be a Permitted Bid, or such later time as the board of directors of Pembina may determine.

Acquiring Person

A person will be considered to be an “Acquiring Person” for the purposes of the Rights Plan if it acquires beneficial ownership (within the meaning of the Rights Plan) of 20% or more of the outstanding Common Shares, other than through certain types of acquisitions specified in the Rights Plan.

Consequences of a Flip-in Event

A “Flip-in Event” generally refers to any transaction as a result of which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the board of directors of Pembina has not waived the application of the Rights Plan, each Right beneficially owned by:

(a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b) any other Shareholder shall be entitled to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An Offeror may make a Take-over Bid for Pembina without becoming an Acquiring Person (and therefore not triggering the consequences of a Flip-in Event described above) if it makes a Take-over Bid that is a “Permitted Bid” under the Rights Plan, which is a Take-over Bid that meets certain requirements, including that the bid must be:

(a) made to all holders of record of Common Shares (other than the Offeror); and

(b) subject to irrevocable and unqualified provisions that:

(i) the bid will remain open for acceptance for at least 105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the general take-over bid requirements of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104;

(ii) the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

(iii) the bid will be extended for at least 10 days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date as the Permitted Bid that is outstanding (subject to the minimum period of days such Take-over Bid must remain open pursuant to NI 62-104), will also be considered to be a “Permitted Bid” for the purposes of the Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder pursuant to which the Shareholder (the “Locked-Up Person”) agrees to deposit or tender its Common Shares and/or Convertible Securities to a Take-over Bid (the “Lock-Up Bid”) made by that person, provided that the Permitted Lock-Up Agreement meets certain requirements, including that:

(a) the terms of the agreement are publicly disclosed and a copy is publicly available;

(b) the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction where the offer price or value of the consideration payable is (i) greater than the price or value of the consideration per Common Share and/or Convertible Securities offered under the Lock-Up Bid or (ii) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

(c) if the Locked-Up Person fails to deposit its Common Shares and/or Convertible Securities to the Lock-Up Bid, withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-Over bid or supports another transaction, no “break fees” or other penalties shall be payable by the Locked-Up Person that exceed, in the aggregate, the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid, and (ii) 50% of the increase in consideration resulting from another Take-over Bid or transaction

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates or other documents (including a Direct Registration Advice) representing Common Shares, and the absence of such a legend on Common Share certificates (or documents or certificates representing securities of predecessor entities of the Corporation that have not been exchanged for certificates or documents representing Common Shares) shall not invalidate the existence of one Right in respect of each Common Share.

From and after the Separation Time and prior to the Expiration Time (as described above), Rights will be evidenced by separate certificates or other documents evidencing ownership of the Rights.

Before the Separation Time (as described above), Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable independent of the Common Shares.

Waiver

The board of directors of Pembina may, prior to the occurrence of a Flip-in Event (as described above), waive the application of the Rights Plan provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Common Shares. Any waiver of the Rights Plan’s application in respect of a particular Take-over Bid will constitute a waiver of the Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The board of directors of Pembina may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares such that at the time of the waiver, such person is not an Acquiring Person.

With Shareholder approval, the board of directors of Pembina may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid or any other Take-over Bid in respect of which the board of directors of Pembina has waived the application of the Rights Plan.

With Shareholder approval, the board of directors of Pembina may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Managers, etc.

Investment managers, mutual fund managers, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of “Beneficial Ownership” under the Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, and have not announced an intention to make, a Take-over Bid.

Amendments

Amendments of the Rights Plan are subject to the approval of a majority of Independent Shareholders, voting in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations.

In addition, where required, any amendments will, if required, also be subject to the approval of the TSX, the NYSE and any other exchange on which the Common Shares may be listed.